Notice of 2009 Annual Meeting and Proxy Statement

2009 Annual Report to Shareholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

AMREP Corporation

2009 Proxy Statement and

Annual Report to Shareholders

Fellow Shareholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Shareholders of AMREP Corporation. It will be held on Wednesday, September 16, 2009 at 9:00 A.M., local time, at the Conference Center at Normandy Farm, Route 202 and Morris Road, Blue Bell, Pennsylvania.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every shareholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is AMREP Corporation's 2009 Annual Report on Form 10-K, which we are distributing to the company's shareholders in lieu of a separate annual report.

Thank you for your continued support of and interest in AMREP Corporation.

Sincerely,

Edward B. Cloues, II
Chairman of the Board

TABLE OF CONTENTS

AMREP CORPORATION
(An Oklahoma corporation)

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS

September 16, 2009

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Shareholders of AMREP Corporation (the "Company") will be held at the Conference Center at Normandy Farm, Route 202 and Morris Road, Blue Bell, Pennsylvania on September 16, 2009 at 9:00 A.M. for the following purposes:

(1) To elect two directors in Class I to hold office until the 2012 Annual Meeting; and

(2) To consider and act upon such other business as may properly come before the meeting.

In accordance with the By-Laws, the Board of Directors has fixed the close of business on July 31, 2009 as the record date for the determination of shareholders of the Company entitled to notice of and to vote at the meeting and any continuation or adjournment thereof. The list of such shareholders will be available for inspection by shareholders during the ten days prior to the meeting at the offices of the Company, 300 Alexander Park, Suite 204, Princeton, New Jersey.

Whether or not you expect to be present at the meeting, please mark, date and sign the enclosed proxy and return it to the Company in the self-addressed envelope enclosed for that purpose. The proxy is revocable and will not affect your right to vote in person in the event you attend the meeting.

By Order of the Board of Directors

Irving Needleman, *Secretary*

Dated: August 14, 2009
Princeton, New Jersey

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held On September 16, 2009

The Proxy Statement and Annual Report to Shareholders are available at http://www.cfpproxy.com/6674

Upon the written request of any shareholder of the Company, the Company will provide to such shareholder a copy of the Company's annual report on Form 10-K for fiscal 2009, including the financial statements and the schedules thereto, filed with the Securities and Exchange Commission. Any request should be directed to Irving Needleman, Secretary, AMREP Corporation, 300 Alexander Park, Suite 204, Princeton, New Jersey 08540. There will be no charge for such report unless one or more exhibits thereto are requested, in which case the Company's reasonable expenses of furnishing exhibits may be charged.

AMREP CORPORATION
300 Alexander Park, Suite 204
Princeton, New Jersey 08540

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

To be Held at 9:00 A.M. on September 16, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of AMREP Corporation (the "Company") for use at the Annual Meeting of Shareholders of the Company to be held on September 16, 2009, and at any continuation or adjournment thereof (the "Annual Meeting"). The Annual Meeting will be held at the Conference Center at Normandy Farm located at Route 202 and Morris Road, Blue Bell, Pennsylvania.

The Annual Report of the Company on Form 10-K for the fiscal year ended April 30, 2009 filed on July 14, 2009 with the Securities and Exchange Commission is included in this mailing but does not constitute a part of the proxy solicitation material. This Proxy Statement and the accompanying Notice of 2009 Annual Meeting of Shareholders and proxy card are first being sent to shareholders on or about August 14, 2009.

Information Concerning the Annual Meeting

What will be voted on at the Annual Meeting?

At the Annual Meeting, shareholders will vote on the election of two nominees to serve on the Board.

How does the Board recommend I vote on the proposal?

The Board recommends that you vote FOR each of the two nominees named in this Proxy Statement.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record as of the close of business on July 31, 2009, the date fixed by the Board in accordance with the Company's By-Laws, are entitled to notice of and to vote at the Annual Meeting.

If I have given a proxy, how do I revoke that proxy?

Anyone giving a proxy may revoke it at any time before it is exercised by giving the Secretary of the Company written notice of the revocation, by submitting a proxy bearing a later date or by attending the Annual Meeting and voting.

How will my proxy be voted?

All properly executed, unrevoked proxies in the enclosed form that are received in time will be voted in accordance with the shareholders' directions and, unless contrary directions are given, will be voted for the election as directors of the nominees named in this Proxy Statement.

How many votes are needed to elect directors?

The two nominees receiving the highest number of "FOR" votes will be elected as directors. This is referred to as a plurality.

What if a nominee is unwilling or unable to serve?

This is not expected to occur but, in the event that it does, proxies will be voted for a substitute nominee designated by the Board or, in the discretion of the Board, the position may be left vacant.

How will abstentions and broker non-votes affect the voting?

Abstentions and broker non-votes have no effect on the voting for election of directors.

How many shares can be voted at the Annual Meeting?

As of July 31, 2009, the Company had issued and outstanding 5,996,212 shares of Common Stock, par value $.10 per share. Each share of Common Stock is entitled to one vote on matters to come before the Annual Meeting.

How many votes will I be entitled to cast at the Annual Meeting?

You will be entitled to cast one vote for each share of Common Stock you held at the close of business on July 31, 2009, the record date for the Annual Meeting, as shown on the list of shareholders at that date prepared by the Company's transfer agent for the Common Stock.

What is a "quorum?"

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock of the Company authorized to vote will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting.

Who may attend the Annual Meeting?

All shareholders of the Company who owned shares of record at the close of business on July 31, 2009 may attend the Annual Meeting. If you want to vote in person and you hold Common Stock in street name (i.e., your shares are held in the name of a brokerage firm, bank or other nominee), you must obtain a proxy card issued in your name from the firm that holds your shares and bring that proxy card to the Annual Meeting, together with a copy of a statement from that firm reflecting your share ownership as of the record date and valid identification. If you hold your shares in street name and want to attend the Annual Meeting but not vote in person, you must bring to the Annual Meeting a copy of a statement from the firm that holds your shares reflecting your share ownership as of the record date and valid identification.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth in the following table is information concerning the ownership of the Common Stock of the Company by the persons who, to the knowledge of the Company, own beneficially more than 5% of the outstanding shares. The table also sets forth the same information concerning beneficial ownership for each director of the Company, the executive officers named in the Summary Compensation Table on page 10 and all directors and executive officers of the Company as a group. Unless otherwise indicated, (i) reported ownership is as of July 31, 2009, and (ii) the Company understands that the beneficial owners have sole voting and investment power with respect to the shares beneficially owned by them. In the case of directors and executive officers, the information below has been provided by such persons at the request of the Company.

Beneficial Owner	Shares Owned Beneficially[(1)]	% of Class
Nicholas G. Karabots *(Director)* P.O. Box 736 Fort Washington, PA 19034	3,576,966 [(2)]	59.6
Albert V. Russo *(Director)* Lena Russo, Clifton Russo, Lawrence Russo c/o American Simlex Company 401 Broadway New York, NY 10013	1,117,540 [(3)]	18.6
Robert E. Robotti, et al [(4)]	361,586 [(4)]	6.0 [(4)]
Other Directors and Executive Officers		
Edward B. Cloues, II	2,500	*
Lonnie A. Coombs	4,000	*
Michael P. Duloc	2,500 [(5)]	*
John F. Meneough	-	-
Irving Needleman	-	-
Peter M. Pizza	-	-
Samuel N. Seidman	14,500	*
James Wall	3,057 [(6)]	*
Jonathan B. Weller	1,500	-
Directors and Executive Officers as a Group (11 persons)	4,719,713 [(2),(3),(5),(6)]	78.7

* Indicates less than 1%.

(1) The shareholdings include 500 shares for Mr. Karabots and 1,000 shares for each of Messrs. Coombs, Russo and Seidman that such persons have the right to acquire pursuant to options, all of which are presently exercisable, issued under the Company's Non-Employee Directors Option Plan, which was terminated in 2005.

(2) Includes 481,728 shares owned by The Karabots Foundation, a private non-profit corporation founded by Mr. Karabots and of which he is the President, Foundation Manager and one of two directors. Mr. Karabots disclaims beneficial ownership of the shares owned by The Karabots Foundation.

(3) Albert V. Russo, Lena Russo, Clifton Russo and Lawrence Russo have reported that they share voting power as to these shares and that each of them has sole dispositive power as to the following numbers of such shares representing the indicated percentages of the outstanding Common Stock: Albert V. Russo – 664,741 (11.1%); Lena Russo – 33,740 (0.6%); Clifton Russo – 237,617 (4.0%); and Lawrence Russo – 181,442 (3.0%).

(4) The following table sets forth information regarding the beneficial ownership of Common Stock of the Company by Robert E. Robotti, Robotti & Company, Incorporated ("R&CoI"), Robotti & Company, LLC ("R&CoL") and Robotti & Company Advisors, LLC ("R&CoA"), all of 52 Vanderbilt Avenue, New York, NY 10017, Kenneth R. Wasiak of 515 Madison Avenue, New York, NY 10022 and Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC") and Ravenswood Investments III, L.P., ("RI"), all of 104 Gloucester Road, Massapequa, NY 11758. The information in the table is derived from a Schedule 13D filed jointly by these persons with the Securities and Exchange Commission on October 26, 2007.

Beneficial Owner	Shares Owned Beneficially	% of Class [a]
Robert E. Robotti [(b),(c),(d),(e)]	361,586	6.0
R&CoI [(b),(c)]	176,386	2.9
R&CoL [(b)]	6,200	*
R&CoA [(c)]	170,186	2.8
Kenneth R. Wasiak [(d),(e)]	185,200	3.1
RMC [(d),(e)]	185,200	3.1
RIC [(d)]	130,378	2.2
RI [(e)]	54,822	*

* Indicates less than 1%.

(a) Based upon the number of issued and outstanding shares of Common Stock at July 31, 2009.

(b) Each of Mr. Robotti and R&CoI share with R&CoL the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 6,200 shares of Common Stock owned by the discretionary customers of R&CoL.

(c) Each of Mr. Robotti and R&CoI share with R&CoA the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 170,186 shares of Common Stock owned by the advisory clients of R&CoA.

(d) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 130,378 shares of Common Stock owned by RIC.

(e) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 54,822 shares of Common Stock owned by RI.

In an institutional investment manager's report on Form 13F filed by Mr. Robotti with the Securities and Exchange Commission on May 15, 2009, he reported that at March 31, 2009, he had investment discretion over 308,796 shares of Common Stock of the Company.

(5) Held jointly with Mr. Duloc's spouse.

(6) Includes 287 shares held in the Company's Savings and Salary Deferral Plan allocated to the account of Mr. Wall.

ELECTION OF DIRECTORS

The Board is a classified board divided into three classes - Class I consisting of two directors, Class II consisting of two directors and Class III consisting of three directors. Each class of directors serves for a term of three years. At this Annual Meeting, two Class I directors will be elected to serve until the 2012 Annual Meeting and until their successors are elected and qualified.

The Board is nominating Edward B. Cloues, II and James Wall, who are the incumbent Class I directors, for election at the Annual Meeting. Although the Board does not expect that either of the persons nominated will be unable to serve as a director, should either of them become unavailable for election it is intended that the shares represented by proxies in the accompanying form will be voted for the election of a substitute nominee or nominees selected by the Board or, in the discretion of the Board, the position may be left vacant.

The Board unanimously recommends a vote "for" the two Class I nominees.

The following information relates to the nominees of the Board for election and the directors whose terms of office do not expire this year.

Nominees to serve until the 2012 Annual Meeting (Class I):

EDWARD B. CLOUES, II, age 61, has been a director of the Company since 1994 and currently serves as the Chairman of the Board. Mr. Cloues is the Chairman and Chief Executive Officer of K-Tron International, Inc., a material handling equipment manufacturer, and has held these positions for more than the past five years. Mr. Cloues serves as a director of K-Tron International, Inc., Penn Virginia Corporation and Penn Virginia Resource GP, LLC, the General Partner of Penn Virginia Resource Partners, L.P.

JAMES WALL, age 72, has been a director of the Company since 1991. Mr. Wall is Senior Vice President of the Company and Chairman of the Board of Directors, President and Chief Executive Officer of AMREP Southwest Inc., a wholly-owned subsidiary of the Company, and has held these positions for more than the past five years.

Directors continuing in office until the 2011 Annual Meeting (Class III):

NICHOLAS G. KARABOTS, age 76, has been a director of the Company since 1993 and currently serves as the Vice Chairman of the Board. Mr. Karabots is the Chairman of the Board of Directors and Chief Executive Officer of Kappa Media Group, Inc., Spartan Organization, Inc., Jericho National Golf Club, Inc. and other private companies that are primarily engaged in the publishing, printing, recreational sports and real estate businesses, and has held these positions for more than the past five years.

ALBERT V. RUSSO, age 55, has been a director of the Company since 1996. Mr. Russo is the Managing Partner of real estate entities Russo Associates and Pioneer Realty and is a Partner of American Simlex Company, a textile exporter, and has held these positions for more than the past five years.

JONATHAN B. WELLER, age 62, has been a director of the Company since March 2007. Mr. Weller began working as an Adjunct Lecturer at the Wharton School of the University of Pennsylvania in January 2007 after his retirement in April 2006. From June 2004 to April 2006, Mr. Weller was Vice Chairman of Pennsylvania Real Estate Investment Trust, a national owner, manager and operator of retail properties. He also served as Pennsylvania Real Estate Investment Trust's President and Chief Operating Officer from 1994 to June 2004, and served on its Board of Trustees from 1994 to March 2006. In addition, Mr. Weller is a director of PVG GP, LLC, the General Partner of Penn Virginia GP Holdings, L.P.

Directors continuing in office until the 2010 Annual Meeting (Class II):

SAMUEL N. SEIDMAN, age 75, has been a director of the Company since 1977. Mr. Seidman is the President of Seidman & Co., Inc., an economic consulting and investment banking firm that he founded, and also serves as director, Chairman of the Board of Directors, President and Chief Executive Officer of Productivity Technologies Corp., a manufacturer of metal forming and materials handling automation equipment and a wirer of control panels. He has held these positions for more than the past five years.

LONNIE A. COOMBS, age 61, has been a director of the Company since 2001. Mr. Coombs is a certified public accountant and provides accounting, tax and business consulting services, and has been engaged in this occupation for more than the past five years.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Company's Common Stock is listed on the New York Stock Exchange, and the Company is subject to the Exchange's Corporate Governance Standards (the "Governance Standards"). The Governance Standards, among other things, generally require a listed company to have independent directors within the meaning of the Governance Standards as a majority of its board of directors and for the board to have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors. However, the Company is a "controlled company" within the meaning of the Governance Standards because Nicholas G. Karabots and entities related to him have the power to vote more than a majority of the outstanding Common Stock, and the Governance Standards permit a controlled company to choose not to comply with those requirements. The Board has chosen not to have a nominating/corporate governance committee. Also, the Board has chosen not to comply with the Governance Standards applicable to compensation committees. Although the Board has a Compensation and Human Resources Committee, not all of its members are independent directors as would be required by the Governance Standards if the Company were not a controlled company.

Mr. Karabots does not qualify as an independent director under the Governance Standards. He owns and he and certain of his family members are executives of publishers that are customers for the Company's newsstand distribution and subscription fulfillment services for which the payments involved are in amounts greater than permitted under the Governance Standards for a director to be considered independent. Also, his son-in-law, Michael P. Duloc, is the President and Chief Executive Officer of the Company's Kable Media Services, Inc. subsidiary. Mr. Wall is a Company employee and therefore does not qualify as an independent director under the Governance Standards.

Based principally on their responses to questions to these persons regarding the relationships addressed by the Governance Standards and discussions with them, the Board has determined that, except for Messrs. Karabots and Wall, all of its members meet the director independence requirements of the Governance Standards. The Board was informed that Mr. Coombs, who is a certified public accountant, (i) for many years has provided, and expects to continue to provide, business and tax consulting services to companies owned by Mr. Karabots, including companies that are customers for the Company's newsstand distribution and subscription fulfillment services, (ii) the revenues from such business and tax consulting services for the Company's last three fiscal years have accounted for from 7.9% to 8.5% of Mr. Coombs' professional service revenues over those periods, and (iii) Mr. Coombs is also a director along with Mr. Karabots of a private company controlled by Mr. Karabots. However, the Board concluded that Mr. Coombs' relationships with Mr. Karabots and his companies is as an independent contractor, and not as an employee, partner, shareholder or officer, and would not interfere with Mr. Coombs' independence from the Company's management.

The nominees for election as directors are selected by the whole Board. The Board has no charter addressing the director nomination process or any specific qualifications for nominees to meet. If the Board determines in the future to seek any new director, it will consider the qualifications for the position at that time. The Board will consider candidates for director recommended by shareholders on the same basis as any other proposed nominees. Any shareholder desiring to propose a candidate for selection as a nominee of the Board for election at the 2010 Annual Meeting may do so by sending a written communication no later than May 1, 2010 to AMREP Corporation, 300 Alexander Park, Suite 204, Princeton, New Jersey 08540, Attention: Corporate Secretary, identifying the proposing shareholder, specifying the number of shares of Common Stock held and stating the name and address of the proposed nominee and the information concerning such person that the regulations of the Securities and Exchange Commission require be included in a proxy statement relating to such person's election as a director. Shareholders should recognize that so long as Mr. Karabots remains the Company's controlling shareholder, his concurrence is necessary for the election of any director.

As required by the Governance Standards, the Board has adopted Corporate Governance Guidelines (the "Guidelines") that address various matters involving the Board and the conduct of its business. The Board has also adopted a Code of Business Conduct and Ethics setting forth principles of business conduct applicable to the directors, officers and employees of the Company. The Guidelines and Code of Business Conduct and Ethics, as well as the charters of the Board's Audit Committee and Compensation and Human Resources Committee, may be viewed under "Corporate Governance" on the Company's website at *www.amrepcorp.com*, and written copies will be provided to any shareholder upon request to the Company at AMREP Corporation, 300 Alexander Park, Suite 204, Princeton, New Jersey 08540, Attention: Corporate Secretary. The Company intends to disclose on its website any amendment to or waiver of any provision of the Code of Business Conduct and Ethics that applies to any of its executive officers, including its principal financial and accounting officer.

Directors are expected to attend Annual Meetings of Shareholders, and all of the directors attended last year's Annual Meeting. The Board held four meetings during the last fiscal year, and all of the directors attended at least 75% of the total of those meetings and the meetings during such year of the Board Committees of which they were members. Pursuant to the Guidelines, the Board has established a policy that the non-management directors meet in executive session at least twice per year and that the independent directors also meet in executive session at least twice per year. The Chairman of the Board (currently, Edward B. Cloues, II), if in attendance, will be the presiding director at each such executive session; otherwise, those attending will select a presiding director.

Any shareholder or other interested person wishing to communicate with the Board or any of the directors may send a letter addressed to the member or members of the Board to whom the communication is directed in care of AMREP Corporation, 300 Alexander Park, Suite 204, Princeton, New Jersey 08540, Attention: Corporate Secretary. All such communications will be forwarded to the specified addressee(s).

The Board has an Executive Committee, which generally has the power of the Board and acts, as needed, between meetings of the Board. Also, in the absence of a Chief Executive Officer (the Company has not had a Chief Executive Officer since January 1996), the Executive Committee is charged with the oversight of the Company's business. The current members of the Executive Committee are Messrs. Cloues, Karabots and Russo. Mr. Cloues is Chairman of the Board and of the Executive Committee, and Mr. Karabots is Vice Chairman of the Board and of the Executive Committee. During fiscal 2009, the Executive Committee met eight times on a formal basis and frequently on an informal basis.

The Board also has an Audit Committee that operates under a written charter adopted by the Board. Each member of the Audit Committee is an independent director, as defined by the Governance Standards. The duties of the Audit Committee include (i) appointing the Company's independent registered public accounting firm, approving the services to be provided by that firm and its compensation and reviewing that firm's independence and performance of services, (ii) reviewing the scope and results of the yearly audit by the independent registered public accounting firm, (iii) reviewing the Company's system of internal controls and procedures, (iv) reviewing with management and the independent registered public accounting firm the Company's annual and quarterly financial statements, (v) reviewing the Company's financial reporting and accounting standards and principles, and (vi) overseeing the administration of the Guidelines. This Committee reports regularly to the Board concerning its activities. The current members of this Committee are Messrs. Coombs (Chairman), Seidman and Weller, each of whom has been determined by the Board to be independent and financially literate within the meaning of the Governance Standards. The Board has also determined that Mr. Coombs, who is a certified public accountant, qualifies as an audit committee financial expert within the meaning of Securities and Exchange Commission regulations. The Audit Committee held six meetings during the last fiscal year.

The Board also has a Compensation and Human Resources Committee that operates under a written charter adopted by the Board. The Compensation and Human Resources Committee is responsible for determining salaries and bonuses for the executives of the Company and its subsidiaries, establishing overall compensation and benefit levels and fixing bonus pools for other employees, and making recommendations to the Board concerning other matters relating to employees and regarding director compensation. The members of this Committee are Messrs. Cloues, Karabots (Chairman) and Russo, and it held six meetings during the last fiscal year.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview of Compensation Program

Determining the compensation of the Company's executive officers is the responsibility of the Compensation and Human Resources Committee (the "Compensation Committee") of the Board. The Compensation Committee sets management compensation policies, programs and levels, and continually monitors adherence to the Company's compensation policy. The Compensation Committee's compensation policy is to pay the Company's executive officers competitively while balancing pay versus performance, and otherwise to be fair and equitable in the administration of compensation.

With respect to salaries, bonuses and other compensation and benefits, the decisions and recommendations of the Compensation Committee are subjective and are not based on any list of specific criteria. In the past, factors influencing the Compensation Committee's decisions regarding executive salaries have included the Compensation Committee's perception of the executive's performance and any changes in functional responsibility. In determining the salary to be paid to a particular individual, the Compensation Committee applies these and other criteria, while also using its best judgment of compensation applicable to other executives holding comparable positions both within the Company and at other companies. The Compensation Committee believes that the compensation earned by each of the Company's executive officers for fiscal 2009 was reasonable. Executive officers of the Company do not play a role in determining their compensation.

Chief Executive Officer Compensation

The Company has not had a Chief Executive Officer since January 1996. Senior management operates under the supervision of the Executive Committee of the Board.

Compensation Components for Fiscal 2009

For the fiscal year ended April 30, 2009, the principal compensation components for the Company's executive officers named in the Summary Compensation Table at page 10 of this Proxy Statement consisted of the following:

- base salary — fixed pay that takes into account an individual's role and responsibilities, experience, expertise and individual performance; and
- perquisites and other personal benefits.

Base Salaries

The Company provides named executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. Base salaries are determined by an annual assessment of factors deemed relevant by the Compensation Committee in its discretion, which may include position and responsibilities, experience, individual job performance relative to responsibilities, impact on development and achievement of the Company's business strategy and competitive market factors for comparable talent. The Compensation Committee does not engage in formal benchmarking when setting the compensation of the Company's executive officers.

Base salaries paid to the named executive officers in fiscal 2009 are shown in the Summary Compensation Table under the heading "Salary." No salary increases have been awarded to any of the executive officers since fiscal 2008.

Perquisites and Other Personal Benefits

The Company provides its executive officers with limited perquisites and other personal benefits that are not otherwise available to all of its employees. The Company and the Compensation Committee believe the few perquisites and other personal benefits made available to the Company's executive officers are reasonable and consistent with the Company's overall compensation program, and better enable the Company to attract and retain employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers. Certain perquisites may be subject to the approval of the Compensation Committee, depending on the amount and type. Perquisites and personal benefits are taken into account as part of the total compensation to the named executive officers, and generally include an auto allowance and, in one case, a housing allowance.

Perquisites and other personal benefits for the named executive officers are described in the Summary Compensation Table (and related footnotes) under the heading "All Other Compensation."

Performance Bonuses

In several past years, the Company has augmented cash compensation in appropriate circumstances with the payment of performance-based bonuses. The amount of each executive's bonus was determined by the Compensation Committee using subjective criteria within the guidelines of the Company's compensation policy. No bonuses have been awarded to the executive officers in respect of fiscal 2009 because the performance of the Company's businesses did not justify any bonuses.

Other Compensation Components

Equity Incentive Plan

Although the Company has not made any stock option grants to its executive officers since 1995, the Board determined in 2006 that the interests of the Company and its shareholders may be advanced by allowing the Company the flexibility to offer its employees and non-employee directors the opportunity to acquire or increase their ownership interest in the Company by receiving equity grants from the Company. Accordingly, at the Company's 2006 Annual Meeting, the shareholders approved the 2006 Equity Compensation Plan (the "Equity Plan"), which had been adopted by the Board on July 14, 2006. The Equity Plan went into effect on September 20, 2006.

The Equity Plan provides that grants may be made in any of the following forms: (i) incentive stock options, (ii) nonqualified stock options (incentive stock options and nonqualified stock options are collectively referred to as "options"), (iii) stock awards, (iv) stock units, (v) stock appreciation rights ("SARs"), (vi) dividend equivalents and (vii) other stock-based awards.

The Equity Plan authorizes up to 400,000 shares of Common Stock for issuance. If and to the extent options and SARs granted under the Equity Plan terminate, expire or are cancelled, forfeited, exchanged or surrendered without being exercised or if any stock awards, stock units or other stock-based awards are forfeited or terminated, the shares subject to such grants will become available again for purposes of the Equity Plan.

The Equity Plan provides that the maximum aggregate number of shares of Common Stock with respect to which grants may be made to any individual during any calendar year is 20,000 shares, subject to certain adjustments.

The Equity Plan provides that it is to be administered and interpreted by the Board or a committee designated by it. At this time, no such committee has been formed. The administrator of the Equity Plan has the authority to (i) determine the individuals to whom grants will be made under the Equity Plan, (ii) determine the type, size, terms and conditions of the grants, (iii) determine when grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms and conditions of any previously issued grant, subject to certain limitations, and (v) deal with any other matters arising under the Equity Plan.

Should the administrator of the Equity Plan elect to make grants under the Equity Plan, it will do so with regard to the provisions of Statement of Financial Accounting Standard 123R, "Share-based

Payments." Under this Standard, grants of equity-classified awards will result in compensation expense for the Company based on the grant date fair value of the awards.

Tax Implications

Payments during fiscal 2009 to the Company's executives were made with regard to the provisions of Section 162(m) of the Internal Revenue Code. Section 162(m) limits the annual deduction that may be claimed by a "public company" for compensation paid to certain individuals to $1 million, except to the extent that any excess compensation is "performance-based compensation." It is the Compensation Committee's intention that compensation will not be awarded that exceeds the deductibility limits of Section 162(m).

Summary Compensation Table

Name and Principal Position	Year[1]	Salary ($)	Bonus[2] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings [3] ($)	All Other Compensation[4] ($)	Total ($)
JAMES WALL Senior Vice President; Chairman of the Board, President and Chief Executive Officer of the Company's AMREP Southwest Inc. subsidiary	2009 2008 2007	283,868 283,868 283,868	- - 128,000	136,294 65,543 93,592	10,312 18,494 14,227	430,474 367,905 519,687
PETER M. PIZZA Vice President, Chief Financial Officer and Treasurer	2009 2008 2007	191,052 185,265 182,556	- - 20,000	1,470 543 2,038	14,487 14,008 15,489	207,009 199,816 220,083
IRVING NEEDLEMAN[5] Vice President, General Counsel and Secretary	2009 2008 2007	191,052 185,265 91,670	- - 20,000	- - -	7,840 4,733 372	198,892 189,998 111,670
MICHAEL P. DULOC President and Chief Executive Officer of the Company's Kable Media Services, Inc. subsidiary	2009 2008 2007	376,442 372,115 297,819	- - 25,000	849 (6) 1,373	82,312[7] 56,989 71,928	459,603 429,104 396,120
JOHN F. MENEOUGH[8] Executive Vice President, Fulfillment Services of the Company's Kable Media Services, Inc. subsidiary; President and Chief Operating Officer of Kable Fulfillment Services, Inc. and Palm Coast Data LLC	2009 2008 2007	349,266 346,600 98,648	- - -	- - -	8,494 4,761 264	357,760 351,361 98,912

---

(1) The year references are to the fiscal years ended April 30.

(2) Bonuses for the named executives are entirely discretionary with the Compensation Committee.

(3) The amounts reported represent the increases for the indicated years in the actuarial present values of the retirement benefits under the Company's Retirement Plan for Employees. Discount rates of 7.083% for 2009, 6.42% for 2008 and 5.75% for 2007 were used for the present value calculations. A higher discount rate has the effect of decreasing the actuarial present value.

(4) The amounts reported for 2009 include matching contributions to 401(k) plans, auto allowances for certain of the named executives and payment of life insurance premiums and, additionally, in the case of Mr. Duloc, other perquisites and personal benefits. Effective May 2009, the Company suspended matching contributions to its 401(k) plans.

(5) Mr. Needleman joined the Company effective November 1, 2006.

(6) In the calculation of the change in actuarial present value for Mr. Duloc for 2008, the decrease from the use of a higher discount rate for that year than for 2007 indicated in note (3) more than offset the increase from his being one year closer to retirement, with a resultant decrease for 2008 of $795.

(7) The amount reported for 2009, in addition to a 401(k) matching contribution, auto allowance and life insurance premium payment, includes housing expenses of $54,397 and partial reimbursement for club membership dues.

(8) Mr. Meneough joined the Company effective January 16, 2007.

The Company is an at-will employer and has no employment arrangements with its current named executive officers. As described more fully in the Compensation Discussion and Analysis above, compensation of executive officers is set by the Compensation Committee. The decisions of the Compensation Committee are subjective and are not based on any list of specific criteria.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
James Wall	Retirement Plan	32.167	1,156,203	0
Peter M. Pizza	Retirement Plan	7.833	42,565	0
Irving Needleman(3)	-	-	-	-
Michael P. Duloc	Retirement Plan	9.500	57,233	0
John F. Meneough(3)	-	-	-	-

(1) The number of years of credited service under the Retirement Plan (as defined below) is based on the participants' service with the Company through February 29, 2004, when the Retirement Plan was frozen. Years of credited service are different from the named participants' actual years of service with the Company. As of the date the Retirement Plan was frozen, the actual years of service for each of the named participants were: Mr. Wall – 35.333 years, Mr. Pizza – 8.917 years and Mr. Duloc – 10.583 years. The difference between years of credited service and years of actual service did not augment any benefits payable to the named individuals under the Retirement Plan.

(2) The actuarial present value is calculated assuming commencement of benefits when the named individual reaches the normal retirement age of 65 in the case of Messrs. Pizza and Duloc and April 30, 2009 in the case of Mr. Wall, who is over age 65. Mortality assumptions for the calculation of the actuarial present value are based on the RP 2000 Static Mortality Table, separate for males and females, projected for 7 and 15 years past the valuation date for annuitants and non-annuitants, respectively and the assumed discount rate is 7.083%.

(3) Messrs. Needleman and Meneough were first employed by the Company after the Retirement Plan ceased accepting participants.

The Company's named executive officers who were employees prior to March 1, 2004 participate in The Retirement Plan for Employees of AMREP Corporation (the "Retirement Plan"), which was amended effective January 1, 1998 to change the Retirement Plan into a cash balance defined benefit plan, and subsequently frozen effective March 1, 2004, so that in the determination of the benefit payable, a participant's compensation from and after March 1, 2004 is not taken into account. A participant's benefit under the amended Retirement Plan is now comprised of the participant's cash balance as of February 29, 2004, plus interest on the cash balance compounded at the rate of 5% per year, and the participant's periodic pension benefit under the Retirement Plan as at December 31, 1997 had the participant been at normal retirement age at that date.

Mr. Wall has continued to serve the Company past the Retirement Plan's normal retirement age of 65. Had he elected to receive his pension as a single life annuity when he turned 65, his annual retirement benefit would have been $54,290. If he had retired on May 1, 2009 and elected to receive the life annuity pension, his annual retirement benefit would have been $140,703. Assuming that Messrs. Pizza and Duloc (i) continue to be employed until age 65, and (ii) elect the life annuity form of pension, their annual retirement benefits are estimated to be: Mr. Pizza - $6,921 and Mr. Duloc - $14,029.

Retirement Plan participants with at least five years of credited service are eligible for early retirement benefits starting at age 55. A participant's early retirement benefit under the Retirement Plan is comprised of (i) the participant's cash balance as of February 29, 2004, plus interest on the cash balance compounded at the rate of 5% per year, and (ii) the participant's periodic pension benefit under the Retirement Plan as at December 31, 1997 had the participant been at normal retirement age at that date, reduced by 1/180 for each of the first 60 months and by 1/360 for each of the next 60 months by which the early retirement date precedes the normal retirement date. Currently, only Mr. Pizza is eligible to elect early retirement under the Retirement Plan. If he had elected to receive early retirement benefits on May 1, 2009 and elected to receive the life annuity pension, his annual retirement benefit would have been $3,348.

Potential Payments Upon Termination or Change in Control

The Company's executive officers are not subject to change of control agreements or other arrangements that provide for payments upon termination or a change in control of the Company. The Committee retains the discretion to enter into severance agreements with individual executive officers on terms satisfactory to it.

While there are not individual agreements in place, under the terms of the Equity Plan described on pages 9 and 10 of this Proxy Statement, the administrator of the Equity Plan has the discretion to accelerate the vesting of or otherwise remove restrictions on equity awards under the Equity Plan upon a change in control of the Company. No awards have been made under the Equity Plan. Even if awards are made in the future, the administrator of the Equity Plan would have a wide range of options to respond to changes in control in the best interests of the Company's shareholders.

For purposes of the Equity Plan, a change in control would occur if: (i) the Company liquidates, dissolves, or sells all or substantially all of its assets (except to a subsidiary); (ii) a holder of less than 15% of the Company's shares as of July 14, 2006 becomes the beneficial owner of 25% or more of the Company's shares or combined voting power; or (iii) a majority of the seats on the Board changes hands without the approval of two-thirds of the incumbent directors.

Executive Officers

For information with respect to identification of executive officers, see "Executive Officers of the Registrant" in Part I of the Company's Annual Report on Form 10-K for the year ended April 30, 2009, filed pursuant to the Securities Exchange Act of 1934.

Report of the Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board has submitted the following report for inclusion in this Proxy Statement.

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on the Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2009.

The foregoing report is provided by the following directors, who constitute the Compensation and Human Resources Committee:

Nicholas G. Karabots, *Chairman*
Edward B. Cloues, II
Albert V. Russo

Compensation Committee Interlocks and Insider Participation

On August 4, 1993, pursuant to an agreement with Nicholas G. Karabots and two corporations he then owned, the Company, in exchange for 575,593 shares of its Common Stock, acquired various rights to distribute magazines for its distribution business. Prior to that date Mr. Karabots had no affiliation with the Company. The distribution rights covered various magazines published by unaffiliated publishers, as well as magazines published by Mr. Karabots' companies. Mr. Karabots is a director, Vice Chairman of the Board and of the Executive Committee, Chairman of the Compensation and Human Resources Committee and the father-in-law of Michael P. Duloc, one of the Company's executive officers. Mr. Duloc's spouse, who is Mr. Karabots' daughter, is an officer at one of Mr. Karabots' companies to which the Company provides services. A committee of the Board (the "Independent Committee"), comprised of directors whom the Board finds to be independent of Mr. Karabots, has been established with authority to consider and, if deemed appropriate, to approve new contracts and material modifications to existing contracts between the Company and companies owned or controlled by Mr. Karabots. The members of the Independent Committee are Messrs. Russo, Seidman and Weller.

The conduct of the Company's magazine distribution business involves the purchase of magazines from publishing companies, including those owned or controlled by Mr. Karabots, and their resale to wholesalers. During the fiscal year ended April 30, 2009, the Company distributed magazines published by Mr. Karabots' companies in large part pursuant to a distribution contract effective as of July 1, 2008 and, to a lesser extent pursuant to a distribution contract entered into as of April 30, 2006 and which expired on June 30, 2008. The April 30, 2006 distribution contract with Mr. Karabots' publishing companies was scheduled to expire on June 30, 2008, but was extended while negotiations were ongoing for a new contract. On or about July 2, 2008, the Company agreed in principle to the terms of a new three year distribution contract with these publishing companies, subject to approval by the Independent Committee, which met three times to consider the matter. On July 24, 2008, the Independent Committee unanimously determined to approve the new terms. The terms of the new distribution contract are substantially similar to those of the April 30, 2006 contract, except that certain minor changes were made to the work routine and reporting requirements, and the Company agreed to pay the publishing companies a rebate to fund a new sales and marketing position at such companies focusing on the publications represented by the Company. In granting such approval, the Independent Committee concluded that the terms were fair and reasonable and no less favorable to the Company than would be obtained in a comparable arm's length transaction with an unaffiliated publisher having the same volume of business as Mr. Karabots' companies.

The Company also provides subscription fulfillment services for Mr. Karabots' publishing companies under a contract, which was approved by the Independent Committee and which also had a June 30, 2008 expiration date. The subscription fulfillment services contract is being continued under its existing terms on a month-to-month basis while the parties engage in negotiations for a renewal. The terms of any renewal will be subject to the Independent Committee's approval.

For its fiscal year ended April 30, 2009, the Company's revenues from the newsstand distribution and subscription fulfillment services it provided to Mr. Karabots' companies amounted to approximately $2,352,000, which was approximately 2% of the Company's consolidated revenues for that period.

Consistent with newsstand distribution services industry practice, advance payments for magazine purchases are made by distributors to publishers, including Mr. Karabots' companies, based upon estimates of the amounts that will be due to them from the sales of their publications to the buying public. If the actual sales are less than estimated, overadvances will result, which the publishers are obligated to repay promptly, without interest. The total overadvance from the Company to Mr. Karabots' companies at June 30, 2009 was approximately $152,000, which was the highest amount of the overadvance between May 1, 2008 and June 30, 2009.

COMPENSATION OF DIRECTORS

Compensation for the non-employee members of the Board is approved by the Board, which considers recommendations for director compensation from the Company's Compensation and Human Resources Committee.

Each non-employee member of the Board is paid an annual fee of $80,000 in equal quarterly installments and an additional $1,500 for each Board meeting attended in person and $500 for each meeting attended by telephone unless, in the case of a telephonic meeting, the Board determines that the meeting and attendant preparation were so brief that no payment is warranted. Additionally, the Chairmen of the Audit Committee and the Compensation and Human Resources Committee are each paid an annual fee of $7,500 and each other member of those Committees is paid an annual fee of $5,000 in equal quarterly installments. Also, in addition to the fees described above, Edward B. Cloues, II is paid an annual fee of $135,000 for his services as Chairman of the Board and of the Executive Committee and a company owned by Nicholas G. Karabots is paid a monthly fee of $10,000 for making him available to act as Vice Chairman of the Board and of the Executive Committee.

The following table summarizes the compensation earned by the Company's directors for fiscal 2009:

Name(1)	**Fees Earned or Paid in Cash ($)**	**Total ($)**
Edward B. Cloues, II	226,000	226,000
Lonnie A. Coombs	93,500(2)	93,500
Nicholas G. Karabots	213,500(2)(3)	213,500
Albert V. Russo	91,000(2)	91,000
Samuel N. Seidman	91,000(2)	91,000
Jonathan B. Weller	91,000	91,000

(1) Mr. Wall is not included in this table as he is an employee of the Company and receives no compensation for his service as a director.

(2) Messrs. Coombs, Russo and Seidman each hold options for 1,000 shares and Mr. Karabots holds an option for 500 shares issued under the Company's Non-Employee Directors Option Plan, which was terminated in 2005.

(3) Includes $120,000 paid to a company owned by Mr. Karabots.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of April 30, 2009 concerning Common Stock of the Company that is issuable under its compensation plans.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by shareholders	3,500[(1)]	$21.74	400,000[(2)]
Equity compensation plans not approved by shareholders	-	-	-
Total	3,500	$21.74	400,000

(1) Represents outstanding options to acquire Common Stock granted under the Company's Non-Employee Directors Option Plan, which was terminated in 2005.

(2) Represents shares of Common Stock available for grant under the Company's 2006 Equity Compensation Plan.

CERTAIN TRANSACTIONS

See "Compensation Committee Interlocks and Insider Participation" for information concerning transactions involving Nicholas G. Karabots.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, officers and holders of more than 10% of its Common Stock to file initial reports of ownership and reports of changes of ownership of the Common Stock with the Securities and Exchange Commission and the New York Stock Exchange. The related regulations require directors, officers and greater than 10% shareholders to provide copies of all Section 16(a) reports to the Company.

Based solely on a review of the copies of the reports received by the Company and certain written representations from the directors and executive officers, the Company believes that for the fiscal year ended April 30, 2009, all required Section 16(a) reports were filed on a timely basis.

AUDIT-RELATED MATTERS

The consolidated financial statements of the Company and its subsidiaries included in the Annual Report to Shareholders for the fiscal year ended April 30, 2009 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm. No representative of McGladrey & Pullen, LLP is expected to attend the Annual Meeting. The Audit Committee has not yet approved the retention of an independent registered public accounting firm for fiscal 2010.

Audit Committee Report

The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. McGladrey & Pullen, LLP, as the Company's independent registered public accountants, are responsible for expressing an opinion on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles. The Committee has discussed with McGladrey & Pullen, LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (*Communication With Audit Committees*). McGladrey & Pullen, LLP has provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and the Committee has discussed with McGladrey & Pullen, LLP that firm's independence. Based on these considerations, the Audit Committee has recommended to the Board that the consolidated financial statements audited by McGladrey & Pullen, LLP be included in the Company's Annual Report on Form 10-K for fiscal 2009.

The foregoing report is provided by the following directors who constitute the Audit Committee:

Lonnie A. Coombs, *Chairman*
Samuel N. Seidman
Jonathan B. Weller

Audit Fees

The following table sets forth certain information concerning the fees of McGladrey & Pullen, LLP and its affiliate, RSM McGladrey Inc., for the Company's last two fiscal years. The reported fees, except the Audit Fees, are amounts billed to the Company in the indicated fiscal years. The Audit Fees are for services for those fiscal years.

	Fiscal Year Ended April 30,	
	2009	2008
Audit Fees (1)	$314,600	$356,900
Audit-Related Fees (2)	20,000	16,981
Tax Fees (3)	72,470	53,454
All Other Fees	-	-
Total	$407,070	$427,335

(1) Includes fees for the audit of the Company's annual financial statements, the audit of the effectiveness of internal control over financial reporting, and reviews of the unaudited financial statements included in the Company's quarterly reports to the Securities and Exchange Commission on Form 10-Q.

(2) Consists of fees for the audits of employee benefit plans and accounting research for the fiscal years ended April 30, 2009 and 2008.

(3) Includes fees for tax compliance, tax advice and tax planning services. Such services principally involved research regarding the timing of the recognition of certain income, reviews of the Company's federal income tax returns and advice on the tax treatment of certain transactions.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided by the independent registered public accountants and, separately, all permitted non-audit services to be performed by the independent registered public accountants.

OTHER MATTERS

The Board knows of no matters that will be presented for consideration at the Annual Meeting other than the matters referred to in this Proxy Statement. Should any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their best judgment.

SOLICITATION OF PROXIES

The Company will bear the cost of this solicitation of proxies. In addition to solicitation of proxies by mail, the Company may reimburse brokers and other nominees for the expense of forwarding proxy materials to the beneficial owners of stock held in their names. Directors, officers and employees of the Company may solicit proxies on behalf of the Board but will not receive any additional compensation therefor.

SHAREHOLDER PROPOSALS

From time to time, shareholders present proposals that may be proper subjects for inclusion in the Proxy Statement and for consideration at an annual meeting. Shareholders who intend to present proposals at the 2010 Annual Meeting and who wish to have such proposals included in the Company's Proxy Statement for the 2010 Annual Meeting must be certain that such proposals are received by the Company's Secretary at the Company's executive offices, 300 Alexander Park, Suite 204, Princeton, New Jersey 08450, not later than April 17, 2010. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the Proxy Statement. For any proposal that is not submitted for inclusion in next year's Proxy Statement but is, instead, sought to be presented directly at the 2010 Annual Meeting, Securities and Exchange Commission rules permit management to vote proxies in its discretion if the Company does not receive notice of the proposal prior to the close of business on July 1, 2010.

By Order of the Board of Directors

Irving Needleman, *Secretary*

Dated: August 14, 2009

Appendix A

Annual Report to Shareholders

CORPORATE INFORMATION

AMREP Corporation
August 2009

BOARD OF DIRECTORS

Edward B. Cloues, II, Chairman [1, 3]
Chairman of the Board and CEO,
K-Tron International, Inc.
(Industrial Manufacturer)

Nicholas G. Karabots, Vice Chairman [1, 3]
Chairman of the Board and CEO,
Kappa Media Group, Inc.,
Spartan Organization, Inc.,
Jericho National Golf Club, Inc. and related entities
(Publishing, Printing, Real Estate Development)

Lonnie A. Coombs [2]
Lonnie A. Coombs, CPA
Certified Public Accountant
(Accounting, Tax and Business Consulting Services)

Albert V. Russo [1, 3]
Managing Partner, Russo Associates, Pioneer Realty and 401 Broadway Building, real estate entities;
Partner, American Simlex Company, textile exports
(Commercial Real Estate, Textile Exports)

Samuel N. Seidman [2]
President, Seidman & Co., Inc.
(Economic Consultants and Investment Bankers)
Chairman of the Board, President and CEO,
Productivity Technologies Corp.
(Industrial Manufacturer)

James Wall
Chairman of the Board, President and CEO,
AMREP Southwest Inc.

Jonathan B. Weller [2]
Former President, COO and Vice Chairman,
Pennsylvania Real Estate Investment Trust;
Adjunct Professor, The Wharton School of the University of Pennsylvania

1 Member Executive Committee
2 Member Audit Committee
3 Member Compensation and Human Resources Committee

OFFICERS AND MANAGEMENT

James Wall
Senior Vice President of the Company, and
Chairman of the Board, President and CEO
of AMREP Southwest Inc.

Peter M. Pizza
Vice President, Chief Financial Officer and
Treasurer of the Company

Irving Needleman
Vice President, General Counsel and
Secretary of the Company

Michael P. Duloc
President and CEO of Kable Media Services, Inc.

John F. Meneough
Executive Vice President, Fulfillment Services of
Kable Media Services, Inc., and President of
Palm Coast Data LLC

Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
201 North Harrison Street
Davenport, IA 52801

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1–800-368-5948
Website: www.rtco.com

AMREP Corporation Website: www.amrepcorp.com

Common Stock (symbol AXR) listed on New York Stock Exchange

AMREP Corporation has filed with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended April 30, 2009 the certification of its Principal Executive Officers (including its Chief Financial Officer) required by Section 302 of the Sarbanes-Oxley Act. In addition, the Company has submitted to the NYSE the required certification with respect to compliance with its corporate governance listing standards.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended April 30, 2009

OR

[ ] **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from __________ to __________

Commission File Number 1-4702

AMREP CORPORATION
(Exact name of registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	59-0936128 (I.R.S. Employer Identification No.)
300 Alexander Park, Suite 204 Princeton, New Jersey (Address of principal executive offices)	08540 (Zip Code)

Registrant's telephone number, including area code: (609) 716-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____ No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ____ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act.

Large accelerated filer ____ Accelerated filer X

Non-accelerated filer ____ Smaller reporting company ____
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ____ No X

As of October 31, 2008, which was the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $52,088,734. Such aggregate market value was computed by reference to the closing sale price of the Registrant's Common Stock as quoted on the New York Stock Exchange on such date. For purposes of making this calculation only, the Registrant has defined affiliates as including all directors and executive officers and certain persons related to them. In making such calculation, the Registrant is not making a determination of the affiliate or non-affiliate status of any holders of shares of Common Stock.

As of July 10, 2009, there were 5,996,212 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

As stated in Part III of this annual report on Form 10-K, portions of the Registrant's definitive proxy statement to be filed within 120 days after the end of the fiscal year covered by this annual report on Form 10-K are incorporated herein by reference.

PART I

Item 1. Business

GENERAL

The Company* was organized in 1961 and, through its subsidiaries, is primarily engaged in four business segments: the Real Estate business operated by AMREP Southwest Inc. and its subsidiaries (collectively, "AMREP Southwest"), and the Subscription Fulfillment Services, Newsstand Distribution Services and Product Fulfillment Services and other businesses operated by Kable Media Services, Inc. and its subsidiaries (collectively, "Kable" or "Media Services"). Data concerning industry segments is set forth in Note 20 of the notes to the consolidated financial statements. The Company's foreign sales and activities are not significant.

All references in this Item 1 to 2009, 2008 and 2007 mean the fiscal years ended April 30, 2009, 2008 and 2007, unless otherwise qualified.

REAL ESTATE OPERATIONS

The Company conducts its Real Estate business through AMREP Southwest, with these activities occurring primarily in the City of Rio Rancho and certain adjoining areas of Sandoval County, New Mexico. References below to Rio Rancho include the City and such adjoining areas. As of July 1, 2009, AMREP Southwest had ten employees.

Properties – Rio Rancho

Rio Rancho consists of 91,049 contiguous acres in Sandoval County near Albuquerque, of which approximately 73,810 acres have been platted into approximately 114,680 residential and commercial lots, 16,470 acres are dedicated to community facilities, roads and drainage and the remainder is unplatted land. At April 30, 2009, approximately 90,450 of these residential and commercial lots had been sold by AMREP Southwest net of lot repurchases and those returned to AMREP Southwest by deeds in lieu of foreclosure. AMREP Southwest currently owns approximately 17,340 acres in Rio Rancho, of which approximately 4,460 acres are in contiguous blocks, which are being developed or are suitable for development, and approximately 2,010 acres are in areas with a high concentration of ownership, where AMREP Southwest owns more than 50% of the lots in the area. These high concentration areas are suitable for special assessment districts or city redevelopment areas that may allow for future development under the auspices of local government. The balance of acres owned is in scattered lots, where AMREP Southwest owns less than 50% of the lots in the area, that may require the purchase of a sufficient number of adjoining lots to create tracts suitable for development or that AMREP Southwest may offer for sale individually or in small groups.

Development activities conducted or arranged by AMREP Southwest include the obtaining of necessary governmental approvals ("entitlements"), installation of utilities and necessary storm drains, and building or improving of roads. At Rio Rancho, AMREP Southwest is developing both residential lots and sites for commercial and industrial use as the demand warrants, and also is securing entitlements for large development tracts for sale to homebuilders. The engineering work at Rio Rancho is performed by both AMREP Southwest employees and outside firms, but development work is performed by outside contractors. AMREP Southwest personnel market land at Rio Rancho, both directly and through brokers. AMREP Southwest competes with other owners of land in the Rio Rancho and Albuquerque area that offer for sale developed residential lots and sites for commercial and industrial use.

The City of Rio Rancho is the third largest city in New Mexico with a population of approximately 80,000. It was named as the 83rd best place to live by CNNMoney.com in 2008 for those cities in the United States with greater than 50,000 residents. The city's population grew by approximately 54% from the calendar year 2000 through 2008. In March 2009 its unemployment rate was 5.9%. The city has significant construction projects recently completed, ongoing or announced, including: (i) a new central business district with a 6,500 seat events center and a new city hall, (ii) a new second high school, (iii) the planned opening of the University of New Mexico West Campus, (iv) construction of a new Hewlett-Packard technical and customer support center and (v) construction of two new

---

*As used herein, "Company" includes the Registrant and its subsidiaries unless the context requires or indicates otherwise.

hospitals. Major non-government employers include Intel Corporation, U.S. Cotton and customer care call centers of Bank of America, JCPenney, Victoria's Secret and Sprint PCS.

In Rio Rancho, AMREP Southwest sells both developed and undeveloped lots to national, regional and local homebuilders, commercial and industrial property developers and others. In the last three fiscal years, land sales in Rio Rancho have been as follows:

	Acres Sold	Revenues	Revenues Per Acre
2009:			
Developed			
Residential	13	$ 3,109,000	$ 239,200
Commercial	1	126,000	126,000
Total Developed	14	3,235,000	231,100
Undeveloped	134	5,679,000	42,400
Total	148	$ 8,914,000	$ 60,200
2008:			
Developed			
Residential	30	$ 9,542,000	$ 318,100
Commercial	39	8,651,000	221,800
Total Developed	69	18,193,000	263,700
Undeveloped	337	9,709,000	28,800
Total	406	$ 27,902,000	$ 68,700
2007:			
Developed			
Residential	138	$ 39,407,000	$ 285,600
Commercial	56	15,728,000	280,900
Total Developed	194	55,135,000	284,200
Undeveloped	857	40,690,000	47,500
Total	1,051	$ 95,825,000	$ 91,200

Since early 1977, AMREP Southwest has sold no individual lots without homes at Rio Rancho to consumers. A substantial number of lots without homes were sold prior to 1977, and most of these remain in areas where utilities have not yet been installed. Under certain of the pre-1977 lot sale contracts, if utilities have not reached a lot when the purchaser is ready to build a home, AMREP Southwest is obligated to exchange a lot in an area then serviced by water, telephone and electric utilities for the lot of the purchaser, without cost to the purchaser. AMREP Southwest has not incurred significant costs related to such exchanges.

Other Properties

AMREP Southwest also owns two tracts of land in Colorado, consisting of one residential property of approximately 160 acres planned for approximately 400 homes that AMREP Southwest intends to offer for sale upon obtaining all necessary entitlements, and one property of approximately 10 acres zoned for commercial use, which is being offered for sale.

SUBSCRIPTION FULFILLMENT SERVICES, NEWSSTAND DISTRIBUTION SERVICES AND PRODUCT FULFILLMENT SERVICES AND OTHER OPERATIONS

The Company (i) through its Kable Subscription Fulfillment Services and Palm Coast Data ("Palm Coast") subsidiaries performs subscription fulfillment and related services for publishers and other customers, (ii) through its Kable Newsstand Distribution Services subsidiary distributes periodicals nationally and in Canada and, to a small degree, in other foreign countries, and (iii) through its Kable Product Fulfillment Services, Specialty Packaging Services and Staffing Resources subsidiaries, distributes premium products, provides packaging services and provides temporary staffing services. As of July 1, 2009, Kable employed approximately 1,860 persons, of whom approximately 1,670 were involved in subscription fulfillment activities, 100 in newsstand distribution activities and

90 in product fulfillment services and staffing services combined. The employment numbers do not include the temporary employees of the staffing services business.

Subscription Fulfillment Services

Kable's Subscription Fulfillment Services business performs a number of fulfillment and fulfillment-related activities, principally magazine subscription fulfillment services and list services, and it accounted for 85% of Kable's revenues in 2009.

In its magazine subscription fulfillment services operation, Kable processes new orders, receives and accounts for payments, prepares and sends to each publisher's printer the labels or tapes containing the names and addresses of subscribers for mailing each issue, handles subscriber telephone inquiries and correspondence, prepares renewal and statement notifications for mailing, maintains subscriber lists and databases, generates marketing and statistical reports, processes Internet orders and prints forms and promotional materials. Kable performs all of these services for many clients, but some clients utilize only certain of them. Although by far the largest number of magazine titles for which Kable performs subscription fulfillment services are consumer publications, Kable also performs services for a number of membership organizations, trade (business) publications and government agencies that utilize the broad capabilities of Kable's extensive database systems.

Kable's lettershop and graphics departments prepare and mail statements and renewal forms for its publisher clients to use in their subscriber mailings. List services clients are also primarily publishers for whom Kable maintains client customer lists, selects names for clients who rent their lists, merges rented lists with a client's lists to eliminate duplication for the client's promotional mailings, and sorts and sequences mailing labels to provide optimum postal discounts. Kable also provides membership services to both publisher and non-publisher clients including donation processing and membership fulfillment for membership organizations, in addition to more standard magazine fulfillment services that are also used by membership clients.

Kable performs subscription fulfillment services for approximately 750 different magazine titles for approximately 230 clients and maintains databases of over 68 million active subscribers for its client publishers. In a typical month, Kable produces approximately 77 million mailing labels for its client publishers and also processes over 26 million pieces of outgoing mail for these clients.

There are a number of companies that perform subscription fulfillment services for publishers and with which Kable competes, including one that is larger than Kable. Since publishers often utilize only a single fulfillment company for a particular publication, there is intense competition to obtain subscription fulfillment contracts with publishers. Competition for non-publisher clients is also intense. Kable has a sales staff whose primary task is to solicit subscription fulfillment business.

Newsstand Distribution Services

In its Newsstand Distribution Services business, Kable distributes magazines for approximately 200 publishers. Among the titles are many special interest magazines, including various hobbyist, celebrity, puzzle, automotive, comics, romance and sports magazines. In a typical month, Kable distributes approximately 52 million copies of various titles to wholesalers. Kable coordinates the movement of the publications from its publisher clients to approximately 90 independent wholesalers. The wholesalers in turn sell the publications to major retail chains and independent retail outlets. All parties generally have full return rights for unsold copies. The Newsstand Distribution Services business accounted for 9% of Kable's revenues in 2009.

While Kable may not handle all publications of an individual publisher client, it usually is the exclusive distributor into the consumer marketplace for the publications it distributes. Kable has a distribution sales and marketing force that works with wholesalers and retailers to promote magazine sales and assist in determining the appropriate number of copies of an individual magazine to be delivered to each wholesaler and ultimately each retailer serviced by that wholesaler. Kable generally does not physically handle any product. Kable generates and delivers to each publisher's printer shipping instructions with the addresses of the wholesalers and the number of copies of product to be shipped to each. All magazines have a defined "off sale" date following which the retailers return unsold copies to the wholesalers, who destroy them after accounting for returned merchandise in a manner satisfactory to and auditable by Kable.

Kable generally makes substantial cash advances to publishers against future sales that publishers may use to help pay for printing, paper and production costs prior to the product going on sale. Kable is usually not paid by wholesalers for product until some time after the product has gone on sale, and is therefore exposed to credit risks with both publishers and wholesalers. Kable's ability to limit its credit risk is dependent in part on its skill in estimating the number of copies of an issue that should be distributed and which will be sold, and on limiting its advances to the publisher accordingly.

Kable competes primarily with three other national distributors. Each of these competitors is owned by or affiliated with a magazine publishing company. Such companies publish a substantial portion of all magazines sold in the United States, and the competition for the distribution rights to the remaining publications is intense. In addition, there has been a major consolidation and reduction in the number of wholesalers to whom Kable distributes magazines arising from changes within the magazine distribution industry in recent years. During 2009, business with four of these wholesalers accounted for approximately 76% of the 2009 gross billings of the Newsstand Distribution Services business, which is common for the industry.

During the fourth quarter of 2009, Anderson News, L.L.C. ("Anderson"), one of the four major wholesalers referred to above and which accounted for approximately 30% of the gross billings of the newsstand distribution industry, ceased operations. This business closure caused a temporary disruption in the newsstand distribution industry, and the revenues of Kable's Newsstand Distribution Services business were adversely affected for a period of time. Subsequently, magazines that previously had been distributed by Anderson were allocated to other major wholesalers, and as a result, the three remaining major wholesalers now distribute a substantial percentage of the industry product. Of Kable's Newsstand Distribution Services aggregate accounts receivable at April 30, 2009, approximately 45% were due from these three wholesalers.

Product Fulfillment Services and Other

For some time, as an adjunct to its Subscription Fulfillment Services business, Kable has offered product fulfillment services to its publisher clients. These services are generally fee-based for filling orders, either paid or non-paid. Many publishers offer premiums (a free gift) to subscribers for subscribing to their magazines and also offer to sell (paid orders) copies of current or older issues of their magazines as well as other items that may be offered for sale in their magazines or on their websites. Additionally, almost all publishers want the ability to send replacement copies to subscribers who for whatever reason do not receive their original subscription copy. More recently, Kable has added full customer service, web-based ordering, and the processing of external orders (via an electronic file in most cases) to its list of services, many of which are subcontracted from other divisions within the Company. Once developed, these services are portable to non-publishing clients as well.

In November 2008, Kable purchased certain assets of a company engaged in the specialty packaging business and now, as part of its Product Fulfillment Services business, Kable provides customized packaging solutions, which may include receiving, warehousing, packaging and shipping services to a variety of businesses that require various degrees of packaging and order fulfillment from bulk inventory of their products. These services are typically fee-based.

As of May 1, 2009, the Product Fulfillment Services business, including the specialty packaging business, is operating out of a 191,000 square foot facility owned by the Company in Fairfield, Ohio.

In November 2008, Kable also purchased certain assets of a temporary staffing company in Fairfield, Ohio and established a staffing company ("Kable Staffing"). Kable Staffing operates as a separate business which provides temporary employees to local companies, including Kable Product Fulfillment Services. Many of its clients experience fluctuations in their businesses and therefore choose to use temporary employees from an agency rather than trying to manage the labor themselves. In this business, Kable Staffing hires and pays the employees it provides to its clients, and charges its clients a rate that includes its margin for providing this service.

Both Product Fulfillment Services and Kable Staffing operate in a very competitive environment. Together, they accounted for 6% of Kable's revenues in 2009.

Available Information

The Company maintains an Internet website at www.amrepcorp.com. The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through the Company's website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information found on the Company's website is not part of this or any other report that the Company files with, or furnishes to, the Securities and Exchange Commission.

Item 1A. Risk Factors

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future. These risks are not the only risks the Company faces, and other risks include those not presently known as well as those that are currently considered to be less significant.

General Economic Risks

The effects of the current global economic crisis may adversely impact the Company's business, operating results or financial condition.

The current global economic crisis has caused a general tightening of the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed income markets. These macroeconomic developments could negatively affect the Company's business, operating results or financial condition in a number of ways. For example, current or potential real estate developers may be unable to obtain financing which could cause them to delay, decrease or cancel purchases of land from the Company, and revenues from advertising sources may deteriorate such that magazine publishers cease publishing certain titles and thus no longer have a requirement for the Company's services.

The current deterioration of the credit and capital markets may adversely impact the Company's ability to obtain financing on acceptable terms, which may hinder or prevent the Company from meeting its future operational and capital needs.

Global financial markets have been experiencing extreme volatility and disruption, and the debt and equity capital markets have been exceedingly distressed. These issues have made, and will likely continue to make, it difficult to obtain financing. Also, as a result of the concerns about the stability of financial markets, the cost of obtaining money from the credit markets has increased, as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or except on terms less favorable than those of the existing debt, and reduced or, in some cases, ceased to provide funding to borrowers. Moreover, even if lenders are willing and able to provide adequate funding, interest rates may rise in the future and therefore increase the cost of borrowing. As a result, the Company may be unable to obtain adequate financing for its operating needs or for its anticipated future capital expenditures.

Risks Related to the Company's Real Estate Operations

The Company's real estate assets are concentrated in one market, Rio Rancho, New Mexico, meaning the Company's results of operations and future growth may be limited or affected by economic changes in that market.

Substantially all of the Company's real estate assets are located in Rio Rancho, which is adjacent to Albuquerque, New Mexico. As a result of this geographic concentration, the Company could be affected by changes in economic conditions in this region from time to time, including economic contraction due to, among other things, the failure or downturn of key industries and employers. The Company's results of operations, future growth or both may be adversely affected if the demand for residential or commercial real estate declines in the Rio Rancho area as a result of changes in economic conditions. For example, real estate land sales have declined from $95.8 million in 2007 to $8.9 million in 2009, as builders have slowed the pace of building on developed lots previously purchased from the Company in Rio Rancho and delayed or cancelled the purchase of additional developed lots.

A downturn in the business of Rio Rancho's largest employer could adversely affect the Company's real estate development business there.

Intel Corporation ("Intel") is the largest employer in Rio Rancho and operates a large semiconductor manufacturing facility there. Although Intel has made substantial investments in the Rio Rancho plant in recent years, it has reduced its employment there from 4,700 at April 30, 2008 to 3,000 April 30, 2009 as it has adjusted to current business conditions. If Intel's presence in Rio Rancho were to continue to diminish for any reason, such as in response to a downturn in its semiconductor manufacturing business, the Rio Rancho real estate market and consequently the Company's land development business located there could be adversely affected.

As Rio Rancho's population continues to grow, the Company's land development activities in that market may be subject to greater limitations than they have been historically.

When the Company acquired its core real estate inventory in Rio Rancho over 40 years ago, the area was not developed and had a low population. As of April 30, 2009, Rio Rancho was the third largest city in New Mexico and had a population of approximately 80,000. As Rio Rancho's population continues to grow, the Company may be unable to engage in development activities comparable to those the Company has engaged in historically. Local community or political groups may oppose the Company's development plans or require modification of those plans, which could cause delays or increase the cost of the Company's development projects. In addition, zoning density limitations, "slow growth" provisions or other land use regulations implemented by state, city or local governments could further restrict the Company's development activities or those of its homebuilder customers, or could adversely affect financial returns from a given project, which could adversely affect the Company's results of operations.

The Company's real estate assets are diminishing over time, meaning long-term growth in the real estate business will require the acquisition of additional real estate assets, possibly by expanding into new markets.

Substantially all of the Company's real estate revenues are derived from sales of the Company's core inventory in Rio Rancho. This property was acquired more than 40 years ago, and each time the Company develops and sells real estate to customers in Rio Rancho, the Company's real estate assets diminish. As of April 30, 2009, the Company owned approximately 17,340 acres in Rio Rancho out of an original purchase of approximately 91,000 acres. The continuity and future growth of the Company's real estate business will require that the Company acquire new properties in or near Rio Rancho or expand to other markets to provide sufficient assets to support a meaningful real estate development business. While the Company holds two properties in Colorado, it has not for many years made any significant attempt to identify a development opportunity similar to the one the Company has undertaken in Rio Rancho, and there can be no assurance that the Company will identify such an opportunity in another market. If the Company does not acquire new real estate assets, its real estate holdings will continue to diminish, which will adversely affect the Company's ability to continue its real estate operations at a significant level.

The Company's remaining Rio Rancho real estate is not all in contiguous blocks, which may adversely affect the Company's ability to sell lots at levels comparable with past years.

Of the approximately 17,340 acres in Rio Rancho that the Company owned at April 30, 2009, approximately 4,460 acres were in contiguous blocks that are being developed or are suitable for development, and approximately 2,010 acres were in areas with a high concentration of ownership, where the Company owns more than 50% of the lots in the area, suitable for special assessment districts or city redevelopment areas that may allow for future development under the auspices of local government. The balance is in scattered lots, where the Company owns less than 50% of the lots in the area, which may require the purchase of a sufficient number of adjoining lots to create tracts suitable for development or that the Company may offer for sale individually or in small groups. As the Company's land sales continue and the number of the Company's contiguous and highly concentrated lots diminishes, the Company's ability to continue to be in a position to sell lots and generate land sale revenues at satisfactory levels may be adversely affected, which would have an adverse effect on the Company's results of operations.

The Company may not be able to acquire properties or develop them successfully.

If the Company is able to identify real estate development opportunities outside of Rio Rancho, the success of the Company's real estate segment will still depend in large part upon its ability to acquire additional properties on satisfactory terms and to develop them successfully. If the Company is unable to do so, its results of operations could be adversely affected.

The acquisition, ownership and development of real estate is subject to many risks that may adversely affect the Company's results of operations, including the risks that:

- the Company may not be able to acquire a desired property because of competition from other real estate investors who may have greater capital than the Company has;
- the Company may not be able to obtain financing on acceptable terms, or at all;
- an adverse change in market conditions during the interval between acquisition and sale of a property may result in a lower than originally anticipated profit;
- the Company may underestimate the cost of development required to bring an acquired property up to standards established for the market position intended for that property;
- acquired properties may be located in new markets where the Company may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- the Company may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations.

The Company's real estate development activities have been primarily limited to a single market, and it may face substantially more experienced competition in acquiring and developing real estate in new markets.

Since the Company's real estate acquisition and development activities have been primarily limited to the Rio Rancho market, the Company does not have extensive experience in acquiring real estate in other markets or engaging in development activities in multiple markets simultaneously. Should the Company seek to acquire additional real estate in new markets, competition from other potential purchasers of real estate could adversely affect the Company's operations. Many of these entities may have substantially greater experience than the Company has in identifying, acquiring and developing real estate opportunities in other markets and in managing real estate developments in multiple markets. These entities may also have greater financial resources than the Company has and may be able to pay more than the Company can or accept more risk than the Company is willing to accept to acquire real estate. These entities also may be less sensitive to risks with respect to the costs or the geographic concentration of their investments. This competition may prevent the Company from acquiring the real estate assets the Company seeks, or increase the cost of properties that the Company does acquire. Competition may also reduce the number of suitable investment opportunities available to the Company or may increase the bargaining power of property owners seeking to sell.

The Company will likely compete for real estate investment opportunities with, among others, insurance companies, pension and investment funds, partnerships, real estate or housing developers, investment companies, real estate investment trusts and owner/occupants.

Properties that the Company acquires may have defects that are unknown to the Company.

Although the Company generally performs due diligence on prospective properties before they are acquired, and on a periodic basis after acquisition, any of the properties the Company may acquire may have characteristics or deficiencies unknown to the Company that could adversely affect the property's value or revenue potential or, in the case of environmental or other factors, impose liability on the Company, which could be significant.

The Company is subject to substantial legal, regulatory and other requirements regarding the development of land and requires government approvals, which may be denied, and thus the Company may encounter difficulties in obtaining entitlements on a timely basis, which could limit its ability to sell land at levels comparable with the recent past.

There are many legal, regulatory and other requirements regarding the development of land, which may delay the start of planned development activities, increase the Company's expenses or limit the Company's customers' development activities. Development activities performed in connection with real estate sales include obtaining necessary governmental approvals, acquiring access to water supplies, installing utilities and necessary storm drains and building or improving roads. Numerous local, state and federal statutes, ordinances and rules and regulations, including those concerning zoning, resource protection and environmental laws, regulate these tasks. These regulations often provide broad discretion to the governmental authorities that regulate these matters and from whom the Company must obtain necessary approvals. The approval process can be lengthy and delays can increase the Company's costs, as well as the costs for the primary customers of the Company's real estate business (residential and commercial developers). Failure to obtain necessary approvals would significantly adversely affect the Company's real estate development activities and its results of operations.

Increases in taxes or governmental fees would increase the Company's costs. Also, adverse changes in tax laws could reduce customer demand for land for commercial and residential development.

Increases in real estate taxes and other local governmental fees, such as fees imposed on developers to fund schools, open space and road improvements or to provide low and moderate income housing, would increase the Company's costs and have an adverse effect on the Company's operations. In addition, increases in local real estate taxes or changes in income tax laws that would reduce or eliminate tax deductions or incentives could adversely affect homebuilders' potential customer demand and could adversely affect future land sales by the Company to those homebuilders.

Unless the City of Rio Rancho supplements its current water supply, development of the Company's remaining Rio Rancho land may be adversely affected.

All of the Company's future Rio Rancho land development will require water service from the City of Rio Rancho or from another source. While the city has not denied any development in the past due to a shortage of water supply, it has expressed concerns that its current water supply cannot support growth indefinitely. Although the city is currently pursuing various methods to supplement its water supply, if it is unsuccessful, development of the Company's remaining Rio Rancho land could be adversely affected.

The Company may be subject to environmental liability.

Various laws and regulations impose liability on real property owners and operators for the costs of investigating, cleaning up and removing contamination caused by hazardous or toxic substances at a property. In the Company's role as a property owner or developer, the Company could be held liable for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether the Company knew of, or was responsible for, the presence of the hazardous or toxic substances. If the Company fails to disclose environmental issues, it could also be liable to a buyer or lessee of the property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. If the Company incurs any such liability that is material, its results of operations would be adversely affected.

Real estate is a cyclical industry, and the Company's results of operations could be adversely affected during cyclical downturns in the industry.

During periods of economic expansion, the real estate industry typically benefits from an increased demand for developable land. In contrast, during periods of economic contraction, the real estate industry is typically adversely affected by a decline in demand. For example, beginning in early 2007 increased defaults under sub-prime mortgages led to significant losses for the companies offering such mortgages and contributed to a severe downturn in the residential housing market that is continuing. Further, real estate development projects typically begin, and financial and other resources are committed, long before a real estate project comes to market, which could be during a time when the real estate market is depressed. There can be no assurance that an increase in demand or an economic expansion will occur or be sustained in the Rio Rancho market, where the Company's core real estate business is based and operates, or in any other new market into which the Company expands its real estate operations. Any of the following (among other factors, including those mentioned elsewhere in this report) could cause a general decline in the demand for residential or commercial real estate which, in turn, could contribute to a severe downturn in the real estate development industry that could have an adverse effect on the Company's results of operations:

- periods of general economic slowdown or recession;
- changes in government regulation;
- rising interest rates and a decline in the general availability or affordability of mortgage financing;

- adverse changes in local or regional economic conditions;
- shifts in population away from the markets that the Company serves;
- tax law changes, including potential limits on, or elimination of, the deductibility of certain mortgage interest expense, real property taxes and employee relocation expenses; and
- acts of God, including hurricanes, earthquakes and other natural disasters.

Changing market conditions may adversely affect companies in the real estate industry, which rely upon credit in order to finance their purchases of land from the Company.

Changes in interest rates and other economic factors can dramatically affect the availability of capital for the Company's developer customers. Residential and commercial developers to whom the Company frequently sells land typically rely upon third party financing to provide the capital necessary for their acquisition of land. Changes in economic and other external market conditions may result in a developer's inability to obtain suitable financing, which could adversely impact the Company's ability to sell land, or force the Company to sell land at lower prices, which would adversely affect its results of operations.

Changes in general economic, real estate development or other business conditions could adversely affect the Company's business and its financial results.

A significant percentage of the Company's real estate revenues are derived from customers in the residential homebuilding business, which is particularly sensitive to changes in economic conditions and factors such as the level of employment, consumer confidence, consumer income, availability of mortgage financing and interest rates. Adverse changes in any of these conditions could decrease demand for homes generally and therefore affect the pricing of homes and in turn the price of land sold to developers, which could adversely affect the Company's results of operations.

A number of contracts for individual Rio Rancho home site sales made prior to 1977 require the Company to exchange land in an area that is serviced by utilities for land in areas where utilities are not installed.

In connection with certain individual Rio Rancho home site sales made prior to 1977, if water, electric and telephone utilities have not reached the lot site when a purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by such utilities for the lot of the purchaser, without cost to the purchaser. Although this has not been the case in the past, if the Company were to experience a large number of requests for such exchanges in the future, the Company's results of operations could be adversely impacted.

If subcontractors are not available to assist in completing the Company's land development projects, the Company may not be able to complete those projects on a timely basis.

The development of land on a timely basis is critical to the Company's ability to complete development projects in accordance with the Company's contractual obligations. The availability of subcontractors in the markets in which the Company operates can be affected by factors beyond the Company's control, including the general demand for these subcontractors by other developers. If subcontractors are not available when the Company requires their services, the Company may experience delays or be forced to seek alternative suppliers, which may increase costs or adversely affect the Company's ability to sell land on a timely basis.

Land investments are generally illiquid, and the Company may not be able to sell the Company's properties when it is economically or otherwise important to do so.

Land investments generally cannot be sold quickly, and the Company's ability to sell properties may be affected by market conditions. The Company may not be able to diversify or vary its portfolio promptly in accordance with its strategies or in response to economic or other conditions. The Company's ability to pay down debt, reduce interest costs and acquire properties is dependent upon its ability to sell the properties it has selected for disposition at the prices and within the deadlines the Company has established for each property.

Risks Related to the Company's Media Services Operations

If the Company cannot efficiently integrate the constituents of its Subscription Fulfillment Services business, it may not realize the expected benefits of the acquisition of Palm Coast, and the resources and attention required for successful integration may interrupt the existing subscription fulfillment business.

In January 2007, the Company acquired Palm Coast, which is, like Kable, a leading United States provider of subscription fulfillment services to the magazine publishing industry. An important objective of the Company is to consolidate the Company's two subscription fulfillment businesses and thereby reduce costly duplications. There is a significant degree of difficulty involved in this process. The maintenance of ongoing operations of each business while integrating the businesses will depend on the Company's ability to retain key officers and personnel while it simultaneously proceeds to expand its operational and financial systems. The Company has started this consolidation process which is expected to continue over the next two years. This increase in operating complexities throughout this process may have a negative near and long-term effect on the Company's anticipated benefits resulting from the Palm Coast acquisition.

The Company's publisher customers face business pressures from reduced advertising revenues and increased costs for paper, printing and postal rates. These factors could have a negative affect on their operating income, and this in turn could negatively affect the Company's media services operations.

An important source of revenues for the magazine publishing industry, the principal industry served by the Company, is derived from advertising sources. As a result of the economic slowdown, there has been a well publicized reduction in advertising at all levels which has caused a higher attrition rate of magazine titles than has been previously experienced. In addition, the Company's publisher customers' principal raw material is paper. Paper and printing prices have fluctuated over the past several years, and significant unanticipated increases in paper prices could adversely affect a publisher customer's operating income. Postage for magazine distribution and direct solicitation is another significant operating expense of the Company's publisher customers, which primarily use the U.S. Postal Service to distribute their products. The U.S. Postal Service implemented a postal rate increase effective May 11, 2009. Any continued softness in advertising revenues or significant increases in paper costs, printing costs or postal rates that publishers are not able to offset could have a negative affect on their operating income, and this in turn could negatively affect the Company's media services operations.

The Company's media services operations could face increased costs and business disruption from instability in the newsstand distribution channel.

The Company extends credit to various Newsstand Distribution Services customers, whose credit worthiness and financial position may be affected by changes in economic or other external conditions. Financial instruments that may potentially subject the Company to a significant concentration of risk primarily consist of trade accounts receivable from wholesalers in the magazine distribution industry. A small number of wholesalers are responsible for a significant percentage of the wholesale magazine distribution business in the United States. Recently, there has been increased instability in the wholesaler channel that has led to one major wholesaler abandoning the business and to certain disruptions to magazine distribution. There is the possibility of further consolidation among these wholesalers and insolvency or non-payment of its obligations by one or more of these wholesalers, which could have a material adverse impact on the Company's results of operations and financial condition. In addition, due to the significant concentration, should there be a disruption in the wholesale channel, it could impede the Company's ability to distribute magazines to the retail marketplace.

Almost all of the Company's revenues in the Company's Newsstand Distribution Services business are derived from sales made on a fully returnable basis, and an error in estimating expected returns could cause a misstatement of revenues for the period affected.

As is customary in the magazine distribution industry, almost all of the Company's revenues in its Newsstand Distribution Services business segment are derived from sales made on a fully returnable basis, meaning that customers may return unsold copies of magazines for credit. During the Company's fiscal year ended April 30, 2009, customers ultimately returned for credit approximately 70% of the magazines initially distributed by the Company. The Company recognizes revenues from the distribution of magazines at the time of delivery to the wholesalers, less a reserve for estimated returns that is based on historical experience and recent sales data on an issue-by-issue basis. Although the Company has the contractual right to return these magazines for offsetting credits from the publishers from whom the magazines are purchased, an error in estimating the percentage of returns at the end of an accounting period could have the effect of understating or overstating revenues in the period affected, which misstatement would have to be adjusted in a subsequent period when the actual return information becomes known.

The introduction and increased popularity of alternative technologies for the distribution of news, entertainment and other information and the resulting shift in consumer habits and advertising expenditures from print to other media has adversely affected the Company's media services business segments.

Revenues in the Company's media services business segments are principally derived from services the Company performs for traditional publishers. Historically, a reduction in the demand for the Company's newsstand distribution services due to lower sales of magazines at newsstands has often been at least partially offset by an increase in demand for the Company's subscription fulfillment services as consumers affected by the reduction in newsstand distribution instead sought publications through subscription. However, the distribution of news, entertainment and other information via the Internet has become increasingly popular, and consumers increasingly rely on personal computers, cellular phones and other electronic devices for such information. The resulting reduction in demand for traditional print media and the shift of advertising dollars from traditional print media to online media has adversely affected the publishing industry in general and has had a negative impact on both the Company's Subscription Fulfillment Services and Newsstand Distribution Services segments.

Competitive pressures may result in a decrease in the Company's revenues and profitability.

The subscription fulfillment and newsstand distribution services businesses are highly competitive, and some of the Company's competitors have financial resources that are substantially greater than the Company's. The Company experiences significant price competition in the markets in which it competes. Competition in the Company's media services businesses may come not only from other service providers, but also from the Company's customers, who may choose to develop their own internal subscription fulfillment or newsstand distribution operations, thereby reducing demand for the Company's services. Competitive pressures could cause the Company's media services businesses to lose market share or result in significant price erosion that could have an adverse effect on the Company's results of operations.

The Company's operating results depend in part on successful research, development and marketing of new or improved services and data processing capabilities and could suffer if the Company is not able to continue to successfully implement new technologies.

The Company operates in highly competitive markets that are subject to rapid change, and must therefore continue to invest in developing technologies and to improve various existing systems in order to remain competitive. There are substantial uncertainties associated with the Company's efforts to develop new technologies and services for the subscription fulfillment and newsstand distribution markets the Company serves. The Company makes significant investments in new information processing technologies and services that may or may not prove to be profitable. Even if these developments are profitable, the operating margins resulting from their application would not necessarily result in an improvement over the Company's historical margins.

The Company may not be able to successfully introduce new services and data processing capabilities on a timely and cost-effective basis.

The success of new and improved services depends on their initial and continued acceptance by the publishers and other customers with whom the Company conducts business. The Company's media services businesses are affected, to varying degrees, by technological changes and shifts in customer demand. These changes result in the transition of services provided and increase the importance of being "first to market" with new services and information processing innovations. Difficulties or delays in the development, production or marketing of new services and information processing capabilities may be experienced, and may adversely affect the Company's results of operations. These difficulties and delays could also prevent the Company from realizing a reasonable return on the investment required to bring new services and information processing capabilities to market on a timely and cost effective basis.

The Company's operations could be disrupted if its information systems fail, causing increased expenses and loss of sales.

The Company's business depends on the efficient and uninterrupted operation of its systems and communications capabilities, including the maintenance of customer databases for billing and label processing, and the Company's magazine distribution order regulation system. If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, the Company's operations and financial results could be adversely affected. The Company's systems could be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar event. The Company has a formal disaster recovery plan in place, but this plan may not entirely prevent delays or other complications that could arise from an information systems failure. The Company's business interruption insurance may not adequately compensate the Company for losses that may occur.

The Company depends on the Internet to deliver some services, which may expose the Company to various risks.

Many of the Company's operations and services, including order taking on behalf of customers and communications with customers and suppliers, involve the use of the Internet. The Company is therefore subject to factors that adversely affect Internet usage, including the reliability of Internet service providers that, from time to time, have operational problems and experience service outages. Additionally, as the Company continues to increase the services it provides using the Internet, the Company is increasingly subject to risks related to the secure transmission of confidential information over public networks. Failure to prevent security breaches of the Company's networks or those of its customers, or a security breach affecting the Internet in general could adversely affect the Company's results of operations.

The Company is subject to extensive rules and regulations of credit card associations.

The Company processes a large number of credit card transactions on behalf of its Subscription Fulfillment Services customers and is thus subject to the extensive rules and regulations of the leading credit card associations. The card associations modify their rules and regulations from time to time, and the Company's inability to anticipate changes in rules, regulations or the interpretation or application thereof may result in substantial disruption to its business. In the event that the card associations or the sponsoring banks determine that the manner in which the Company processes certain card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations that prohibit or restrict the manner in which the Company processes card transactions, the Company may be forced to modify the manner in which it operates, which may increase costs, or cease processing certain types of transactions altogether, either of which could have a negative impact on its business. As an example of the card associations amending their regulations, Kable is now required to comply with the Payment Card Industry (PCI) Data Security Standard. The Company continues to implement its plans at its Subscription Fulfillment Services locations where credit card transactions are processed in order to meet the compliance requirements of the PCI Data Security Standard. The Company may be subject to substantial penalties and fines if it is determined that its plans or performance do not meet the compliance requirements of the PCI Data Security Standard.

<u>Other Business Risks</u>

The Company may engage in future acquisitions and may encounter difficulties in integrating the acquired businesses, and, therefore, may not realize the anticipated benefits of the acquisitions in the time frames anticipated, or at all.

From time to time, the Company may seek to grow through strategic acquisitions intended to complement or expand one or more of its business segments, such as the acquisition of Palm Coast in January 2007, or to enable the Company to enter a new business. The success of these transactions will depend in part on the Company's ability to integrate the systems and personnel acquired in these transactions into its existing business without substantial costs, delays or other operational or financial problems. The Company may encounter difficulties in integrating acquisitions with the Company's operations or in separately managing a new business. Furthermore, the Company may not realize the degree of benefits that the Company anticipates when first entering into a transaction, or the Company may realize benefits more slowly than it anticipates. Any of these problems or delays could adversely affect the Company's results of operations.

The Company's current management and internal systems may not be adequate to handle the Company's growth.

To manage the Company's future growth, the Company's management must continue to improve operational and financial systems and to expand, train, retain and manage the Company's employee base. If the Company grows, it will also likely need to recruit and retain additional qualified management personnel, and its ability to do so will depend upon a number of factors, including the Company's results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. At the same time, the Company will likely be required to manage an increasing number of relationships with various customers and other parties. If the Company's management personnel, systems, procedures and controls are inadequate to support its operations, expansion could be slowed or halted and the opportunity to gain significant additional market share could be impaired or lost. Any inability of the Company's management to manage the Company's growth effectively may adversely affect its results of operations.

The Company's business could be seriously harmed if the Company's accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes.

Although the Company evaluates its internal controls over financial reporting and its disclosure controls and procedures at the end of each quarter, any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's results of operations.

In addition, there can be no assurance that the Company's internal control systems and procedures, or the integration of its subscription fulfillment services businesses or any other future acquisitions and their respective internal control systems and procedures, will not result in or lead to a future material weakness in the Company's internal controls, or that the Company or its independent registered public accounting firm will not identify a material weakness in the Company's internal controls in the future. If the Company's internal controls over financial reporting are not considered adequate, the Company may experience a loss of public confidence, which could have an adverse effect on the Company's business and the price of the Company's common stock.

Further, deficiencies or weaknesses that are not yet identified by the Company could emerge and the identification and correction of those deficiencies or weaknesses could have an adverse effect on the Company's results of operations.

The Company's pension plan, which the Company froze in 2004, is currently underfunded and will require additional cash contributions.

The Company's pension plan was underfunded on a generally accepted accounting principles basis by approximately $10.7 million at April 30, 2009. The Company froze the pension plan effective March 1, 2004 so that from that date there would be no new participants in the plan and the existing participants' future compensation would not affect their pension benefits. A key assumption underlying the actuarial calculations upon which the Company's accounting and reporting obligations for the pension plan are based is an assumed annual investment rate of return of eight percent. If the pension plan assets do not realize the expected rate of return, or if any other assumptions are incorrect or are modified, the Company will be required to make contributions to the pension plan until the plan is fully funded, which could limit the Company's financial flexibility.

The Company's quarterly and annual operating results can fluctuate significantly.

The Company has experienced, and is likely to continue to experience, significant fluctuations in its quarterly and annual operating results, which may adversely affect the Company's stock price. Future quarterly and annual operating results may not align with past trends as a result of numerous factors, including many factors that result from the unpredictability of the nature and timing of real estate land sales, the variability in gross profit margins and competitive pressures.

Changes in the Company's income tax estimates could affect profitability.

In preparing the Company's consolidated financial statements, significant management judgment is required to estimate the Company's income taxes. The Company's estimates are based on its interpretation of federal and state tax laws and regulations. The Company estimates actual current tax due and assesses temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. Adjustments may be required by a change in assessment of the Company's deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the Company will include the adjustments in the tax provision in its financial statements. These adjustments could have an adverse effect on the Company's financial position, cash flows and results of operations.

The price of the Company's common stock in recent years has been volatile. This volatility may make it difficult for shareholders to sell the Company's common stock, and the sale of substantial amounts of the Company's common stock could adversely affect the price of the Company's common stock.

The market price for the Company's common stock varied between a high of $69.31 and a low of $13.18 per share during the two fiscal years ended April 30, 2009. This volatility may make it difficult for a shareholder to sell the Company's common stock, and the sale of substantial amounts of the Company's common stock could adversely affect the price of the common stock. The Company's stock price is likely to continue to be volatile and subject to significant price fluctuations in response to market and other factors, including the other factors discussed in "Risk Factors", and:

- variations in the Company's quarterly and annual operating results, which could be significant;
- material announcements by the Company or the Company's competitors;
- sales of a substantial number of shares of the Company's common stock; and
- adverse changes in general market conditions or economic trends.

In addition to the factors discussed above, the Company's common stock is relatively thinly traded, which means that large transactions in the Company's common stock may be difficult to conduct in a short time frame and may cause significant fluctuations in the price of the Company's common stock. The average daily trading volume in the Company's common stock on the New York Stock Exchange over the ten-day trading period ending on April 30, 2009 was approximately 12,100 shares per day. Further, there have been, from time to time, significant "short" positions in the Company's common stock, consisting of borrowed shares sold, or shares sold for future delivery, which may not have been borrowed. The Company does not know whether any of these short positions are covered by "long" positions owned by the short sellers. The short interest in the Company's common stock, as reported by the New York Stock Exchange on May 29, 2009, was approximately 124,000 shares, or approximately 2.0% of the Company's outstanding shares. Any attempt by the short sellers to liquidate their positions over a short period of time could cause significant volatility in the price of the Company's common stock.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. The Company has not been involved in any securities class litigation, however if the Company were to become involved in securities class action litigation in the future, it could result in substantial costs and diversion of the Company's management's attention and resources and could harm the Company's stock price, business, prospects, results of operations and financial condition. In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of the Company's common stock.

The Company has a principal shareholder whose interests may conflict with other investors.

The Company has a principal shareholder, Nicholas G. Karabots, who, together with certain of his affiliates, currently owns approximately 60% of the Company's outstanding common stock. As a result, this principal shareholder exercises significant influence over the Company's major decisions, including through his ability to vote for the members of the Company's Board of Directors. Because of this voting power, the principal shareholder could influence the Company to make decisions that might run counter to the wishes of the Company's other shareholders generally. In addition, publishing companies owned or controlled by the Company's principal shareholder are also significant customers of the Company's Newsstand Distribution Services business, as well as customers of its Subscription Fulfillment Services business, and, as a result, the shareholder may have business interests with respect to the Company that differ from or conflict with those of other holders of the Company's common stock.

Although the Company has paid dividends in several recent fiscal years, the Company has no regular dividend policy and offers no assurance of any future dividends.

The Company paid special cash dividends on its common stock during the five fiscal years 2004 through 2008 of $0.25, $0.40, $0.55, $0.85 and $1.00 per share, and also paid an additional special cash dividend of $3.50 per share in January 2006. The Board of Directors has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including earnings, financial condition, cash position, and capital requirements and other needs. Notwithstanding such statement and the status of such future conditions, no assurance is given that there will be any such future dividends declared or that future dividend declarations, if any, will be commensurate in amount or frequency with past dividends. No cash dividends were paid during fiscal year 2009.

The Company is currently a "controlled company" within the meaning of the New York Stock Exchange rules. As a result, the Company is exempt from certain corporate governance requirements and will not need to fully comply with those requirements until one year after the Company is no longer a "controlled company".

Because Nicholas G. Karabots and certain of his affiliates together currently own more than 50% of the voting power of the Company's common stock, the Company is considered a "controlled company" for the purposes of the rules and regulations of the New York Stock Exchange. As such, the Company is permitted, and has elected, to opt out of the New York Stock Exchange requirements that would otherwise require its compensation and human resources committee to consist entirely of independent directors. The Company has also opted not to have a nominating/corporate governance committee as required by the New York Stock Exchange for non-controlled companies. At such time, if any, as the Company is no longer considered a "controlled company" for purposes of the rules and regulations of the New York Stock Exchange, those rules and regulations provide for a twelve month transition period during which the Company will not need to fully comply with the otherwise applicable requirements. The Company will not be required to have entirely independent compensation and human resources and nominating/corporate governance committees until twelve months following the date on which it ceases to be a controlled company, although the Company will need to phase in independent members for each of these committees starting on the date that it ceases to be a controlled company. While the Company remains a controlled company and during any transition period following the Company's ceasing to be a controlled company, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The presence of a controlling shareholder of the Company, as well as certain provisions of Oklahoma law and the Company's organic documents may impede or discourage a takeover, which may have a limiting effect on the market price of the Company's common stock.

The concurrence of the Company's majority controlling shareholder is needed for any third party to acquire control of the Company, even if a change in control would be beneficial to the Company's other shareholders.

Furthermore, the Company is an Oklahoma corporation and even in the absence of a controlling shareholder, the anti-takeover provisions of the Company's amended certificate of incorporation and of Oklahoma law generally prohibit the Company from engaging in "business combinations" with an "interested shareholder" unless the holders of at least two-thirds of the Company's then outstanding common stock approve the transaction. In addition to this restriction, some other provisions of the Company's amended certificate of incorporation and of its by-laws may discourage certain acts involving a fundamental change of the Company. For example, the Company's amended certificate of incorporation and its by-laws contain certain provisions that:

- classify the Company's Board of Directors into three classes, each of which serves for a term of three years, with one class being elected each year; and
- prohibit shareholders from calling a special meeting of shareholders.

Because the Company's Board of Directors is classified and the Company's amended certificate of incorporation and by-laws do not otherwise provide, Section 1027 of the Oklahoma General Corporation Act permits the removal of any member of the board of directors only for cause.

These factors could impede a merger, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for the Company's common stock, which could have a limiting effect on the market price of the Company's common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company's executive offices are located in approximately 2,600 square feet of leased space in an office building in Princeton, New Jersey. Real Estate operations are based in approximately 5,400 square feet of leased space in an office building in Rio Rancho, New Mexico. In addition, other real estate inventory and investment properties are described in Item 1. Kable's executive offices are based in New York City, and these offices together with the production, administration, sales and other facilities for its Subscription Fulfillment Services, Newsstand Distribution Services and Product Fulfillment and other businesses are located in nineteen owned or leased facilities which, in the aggregate, comprise approximately 800,000 square feet of space with the principal locations being in Mt. Morris, Illinois; Palm Coast, Florida; Louisville, Colorado; Fairfield, Ohio and New York City. The Company believes its facilities are adequate for its current requirements.

Item 3. Legal Proceedings

A. In June 2008, a lawsuit entitled *Haan, etc. v. Kable News Company, Inc., et al* was filed in the Circuit Court of the Fifteenth Judicial Circuit, Ogle County, Illinois against the Company's Kable News Company, Inc. ("Kable News") subsidiary by an insurance company as subrogee of the owner of a warehouse building leased to the subsidiary that was destroyed in a fire in December 2007. The lawsuit also named as a defendant a temporary staffing company that provided the subsidiary with an employee who is alleged to have had a role in causing the fire. Plaintiff's claims specific to Kable News are based on allegations of negligence and willful and wanton misconduct. Plaintiff's complaint seeks damages in excess of $100,000. The Company's insurance carrier has undertaken Kable News' defense under a reservation of rights and provides coverage up to the policy limit, which may or may not be as much as the full amount of plaintiff's claimed damages, which is unknown at this time. A summary judgment motion brought by the temporary staffing company has been denied. The Company believes Kable News has good defenses to the claims and also has potential cross-claims against the other parties for their conduct in the matter, and Kable News is vigorously defending the lawsuit. However, the proceeding is at an early stage, and the Company is not in a position to predict its outcome.

B. In November 2008, a lawsuit entitled *Alpinist, et al v. Haan, et al* was filed in the Circuit Court of the Fifteenth Judicial Circuit, Ogle County, Illinois against Kable News by a magazine publisher and a number of insurance companies as the subrogees of other magazine publishers seeking damages for their property stored by Kable News in the warehouse referred to in A. above that was destroyed in the fire. The three defendants are the warehouse owner, Kable News and the temporary staffing company that is a defendant in the lawsuit described in A. above. Plaintiffs' claims specific to Kable News are based on allegations of negligence, breach of contract and willful and wanton misconduct. The complaint seeks damages in an amount in excess of $1,000,000. The Company believes that Kable News has good defenses to the claims and also has potential cross-claims against the other defendants for their conduct in the matter, and intends vigorously to defend the lawsuit. However, the proceeding is at an early stage, and the Company is not in a position to predict its outcome.

C. On February 9, 2009, a civil action was commenced in the United States District Court for the Southern District of New York entitled *Source Interlink Distribution, LLC, et al. v. American Media, Inc., et al.* Source Interlink Distribution, LLC ("Source") is a wholesaler of magazines and in the lawsuit it alleged that magazine publishers and distributors, including Kable Distribution Services, Inc. ("Kable Distribution"), which is a wholly-owned subsidiary of the Company, conspired to boycott Source to drive it out of business, and that other wholesalers participated in this effort. Source asserted claims under Section 1 of the Sherman Act (antitrust), for defamation and for tortious interference with its contracts with retailers. Damages were not quantified. In April 2009, Source and Kable Distribution agreed to settle the lawsuit with each of them denying any and all wrongdoing in connection with any claims and no payment being required of Kable Distribution. In connection with the settlement, a two-year agreement was entered into under which Kable Distribution will continue to supply magazines for Source's wholesale business. In accordance with the settlement agreement, on April 14, 2009, the lawsuit was discontinued against Kable Distribution, with prejudice.

D. On March 10, 2009, a civil action was commenced in the United States District Court for the Southern District of New York entitled *Anderson News, L.L.C., et al. v. American Media, Inc., et al.* Anderson News, L.L.C. ("Anderson") was a wholesaler of magazines. It has alleged that magazine publishers and distributors, including Kable Distribution, conspired to boycott Anderson to drive it out of business, and that other wholesalers participated in this effort. It has asserted claims under Section 1 of the Sherman Act (antitrust), for defamation, for tortious interference with its contracts with retailers, and for civil conspiracy. Damages have not been quantified, but would presumably be alleged to be substantial. Anderson has alleged that the distributor and publisher defendants acted in concert to cut off Anderson from its supply of magazines to enable them to gain control of the single-copy magazine distribution channel. The Company believes that Kable Distribution has good defenses to the claims and intends vigorously to defend the lawsuit. However, the lawsuit is at an early stage, and the Company is not in a position to predict its outcome.

E. The Company and its subsidiaries are involved in various other claims and legal actions arising in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management believes that they will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2009.

Executive Officers of the Registrant

Set forth below is certain information concerning persons who are the current executive officers of the Company.

Name	Office Held / Principal Occupation for Past Five Years	Age
James Wall	Senior Vice President of the Company since 1991; Chairman, President and Chief Executive Officer of AMREP Southwest Inc. since 1991.	72
Peter M. Pizza	Vice President and Chief Financial Officer of the Company since 2001; Vice President and Controller of the Company from 1997 to 2001.	58
Irving Needleman	Vice President, General Counsel and Secretary of the Company since November 2006. Of counsel to the law firm of McElroy, Deutsch, Mulvaney & Carpenter, LLP from September 2005 to October 2006. Partner in the law firm of Jacobs Persinger & Parker for more than three years prior to September 2005.	71
Michael P. Duloc	President and Chief Executive Officer of Kable Media Services, Inc. since June 1, 2007; President of Kable's Newsstand Distribution Services business since 1996 and Chief Operating Officer of that business until June 2007; President and Chief Operating Officer of Kable's Fulfillment Services business from 2000 until January 2007.	52
John Meneough	Executive Vice President, Fulfillment Services of Kable Media Services, Inc. and President and Chief Operating Officer of the Company's Subscription Fulfillment Services business since January 2007. President of Palm Coast Data Holdco, Inc. and Palm Coast Data LLC since 2002 and President of their predecessor companies since 1996.	61

The executive officers are elected or appointed by the Board of Directors of the Company or its appropriate subsidiary to serve until the appointment or election and qualification of their successors or their earlier death, resignation or removal.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity

The Company's common stock is traded on the New York Stock Exchange under the symbol "AXR". On July 1, 2009, there were approximately 850 holders of record of the common stock. The range of high and low sales prices of the common stock for the last two fiscal years by quarter is presented below:

	FIRST		SECOND		THIRD		FOURTH	
	HIGH	LOW	HIGH	LOW	HIGH	LOW	HIGH	LOW
2009	$ 56.67	$ 41.12	$ 62.66	$ 26.91	$ 40.27	$ 22.01	$ 34.50	$ 13.18
2008	$ 69.31	$ 40.75	$ 41.54	$ 26.17	$ 46.34	$ 27.94	$ 58.25	$ 34.47

Dividend Policy

The Company paid special cash dividends on its common stock of $1.00 and $0.85 per share during 2008 and 2007. The Board of Directors has stated that it may consider special dividends from time-to-time in the future in light of conditions then existing, including earnings, financial condition, cash position, and capital requirements and other needs. Notwithstanding such statement and the status of such future conditions, no assurance is given that there will be any such future dividends declared or that future dividend declarations, if any, will be commensurate in amount or frequency with past dividends. No cash dividends were paid during fiscal year 2009.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's common stock with the cumulative total return of the Standard & Poor's 500 Index ("S&P 500 Index") and with an index comprised of the stock (or comparable equity interest) of 27 companies with market capitalizations similar to that of the Company ("Similar Cap Issuers"), for the five years ended April 30, 2009 (assuming the investment of $100 in the stock of the Company, the S&P 500 Index and the Similar Cap Issuers at the close of trading on April 30, 2004 and the reinvestment of all dividends). The Company cannot identify an index of issuers engaged in operations similar to those in which it is currently engaged and therefore has determined to use the Similar Cap Issuers for purposes of comparison.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$500
$400
$300
$200
$100
$0
2004
2005
2006
2007
2008
2009
AMREP Corporation
S&P 500 Index
Similar Cap Issuers

Company Name / Index	2004	2005	2006	2007	2008	2009
AMREP Corporation	100	143.34	318.89	420.39	374.64	133.55
S&P 500 Index	100	106.34	122.73	141.43	134.82	87.21
Similar Cap Issuers	100	110.01	140.12	153.58	146.21	86.98

The Similar Cap Issuers are: American Dental Partners, Inc., American Safety Insurance Holdings, Ltd., American Software, Inc., Bank of Marin Bancorp, Cavalier Homes, Inc., Century Bancorp, Inc., Citizens South Banking Corporation, Combimatrix Corporation, Consolidated Water Co. Ltd., Continucare Corporation, Emcore Corporation, FNB United Corp., Frequency Electronics, Inc., Hawaiian Holdings, Inc., HMN Financial, Inc., HMS Holdings Corp., Indiana Community Bancorp, Luby's Inc., Markwest Energy Partners, L.P., Multi-Color Corporation, Northern States Financial Corporation, Olympic Steel, Inc., Oncothyreon, Inc., Osteotech, Inc., Pennsylvania Commerce Bancorp, Inc., Syms Corp. and Utah Medical Products, Inc.

As a result of changes in market capitalizations from year to year, there was one company in the Similar Cap Issuer index in the Company's 2008 Form 10-K that met the criteria for inclusion in the Similar Cap Issuer index in this Form 10-K, Consolidated Water Co. Ltd. The other companies comprising the Similar Cap Issuer index in the Company's 2008 Form 10-K were: Array Biopharma Inc., ATP Oil & Gas Corporation, Avigen, Inc., Bar Harbor Bankshares, Blue Coat Systems, Inc., California Coastal Communities, Inc., Capital Senior Living Corporation, Charles & Colvard, Ltd., ChipMOS Technologies (Bermuda) Ltd., Communications Systems, Inc., Dynamex Inc., Heska Corporation, Interleukin Genetics, Inc., Ladish Co., Inc., Landec Corporation, LCA-Vision Inc., Mesabi Trust, Network Engines, Inc., Peoples Community Bancorp, Inc., Performance Technologies, Incorporated, Pioneer Drilling Company, Poniard Pharmaceuticals, Inc., Sparton Corporation, Tandy Brands Accessories, Inc., USA Mobility, Inc., and Vist Financial Corp.

Equity Compensation Plan Information

See Item 12 of this annual report on Form 10-K that incorporates such information by reference from the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Item 6. Selected Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the last five fiscal years has been derived from and is qualified by reference to the Company's consolidated financial statements. The consolidated financial statements have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm. The information should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is Item 7 of Part II of this annual report on Form 10-K. These historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended April 30,				
	2009(a)	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Financial Summary:					
Revenues	$ 145,901	$ 172,061	$ 204,839	$ 148,296	$ 134,506
Income (Loss) from Continuing Operations	$ (43,466)	$ 13,762	$ 46,697	$ 22,494	$ 15,588
Income (Loss) from Discontinued Operations, net of tax	$ -	$ (57)	$ (1,591)	$ 3,556	$ (63)
Net Income (Loss)	$ (43,466)	$ 13,705	$ 45,106	$ 26,050	$ 15,525
Total Assets	$ 227,652	$ 284,951	$ 292,659	$ 189,041	$ 194,309
Capitalization:					
Shareholders' Equity	$ 96,281	$ 145,056	$ 160,004	$ 118,970	$ 117,405
Notes Payable	$ 37,936	$ 25,980	$ 32,299	$ 6,016	$ 12,054

	Year Ended April 30,									
	2009(a)		2008		2007		2006		2005	
	(In thousands, except per share amounts)									
Per Share:										
Earnings (Loss) from Continuing Operations	$	(7.25)	$	2.20	$	7.02	$	3.39	$	2.36
Income (Loss) from Discontinued Operations	$	-	$	(0.01)	$	(0.24)	$	0.54	$	(0.01)
Earnings (Loss) - Basic and Diluted	$	(7.25)	$	2.19	$	6.78	$	3.93	$	2.35
Book Value	$	16.06	$	24.20	$	24.05	$	17.91	$	17.72
Cash Dividend	$	-	$	1.00	$	0.85	$	4.05	$	0.40
Shares Outstanding, End of Year		5,996		5,995		6,654		6,644		6,626

(a) Includes a pre-tax charge of $50,246,000 related to the impairment of goodwill (after tax $41,557,000, or $6.93 per share), see Note 10 to the consolidated financial statements included in this annual report on Form 10-K for further information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

For a description of the Company's business, refer to Item 1 of Part I of this annual report on Form 10-K.

As indicated in Item 1, the Company is primarily engaged in four business segments: the Real Estate business operated by AMREP Southwest and the Subscription Fulfillment Services, Newsstand Distribution Services and Product Fulfillment Services and Other businesses operated by Kable (collectively, "Media Services"). The Company's foreign sales and activities are not significant.

Previously, the Company reported three business segments; however, as a result of the purchase of assets of certain businesses in November 2008 (see Note 9), the Company has reclassified certain revenues, expenses and capital expenditures for prior reporting periods that were previously reported as part of its Subscription Fulfillment Services segment and has reported them with revenues, expenses and capital expenditures of those businesses since the date of purchase as a separate segment, "Product Fulfillment Services and Other". Data concerning industry segments is set forth in Note 20 of the notes to the consolidated financial statements.

The following provides information that management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and accompanying notes. All references in this Item 7 to 2009, 2008 and 2007 mean the fiscal years ended April 30, 2009, 2008 and 2007, unless otherwise qualified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. The Company discloses its significant accounting policies in the notes to its audited consolidated financial statements.

The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of those financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Areas that require significant judgments and estimates to be made include: (i) the determination of revenue recognition for the Newsstand Distribution Services business, which is based on estimates of allowances for magazine returns to the Company from wholesalers and the offsetting returns of magazines by the Company to publishers for credit; (ii) allowances for doubtful accounts; (iii) real estate cost of sales calculations, which are based on land development budgets and estimates of costs to complete; (iv) cash flow and valuation assumptions in performing asset impairment tests of long-lived assets, goodwill impairment and assets held for sale; (v) actuarially determined benefit obligations for pension plan accounting; (vi) risk assessment of certain uncertain tax positions; and (vii) legal contingencies. Actual results could differ from those estimates.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. Management bases its critical assumptions on historical experience, third-party data and various other estimates that it believes to be reasonable under the circumstances. The most critical assumptions made in arriving at these accounting estimates include the following: (i) Newsstand Distribution Services revenues represent commissions earned from the distribution of publications for client publishers, which are recorded by the Company at the time the publications go on sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists". The publications generally are sold on a fully returnable basis, which is in accordance with prevailing trade practice. Accordingly, the Company provides for estimated returns by charges to income that are determined on an issue-by-issue basis utilizing historical experience and current sales information. The financial impact to the Company of a change in the sales estimate for magazine returns to it from its wholesalers is substantially offset by the simultaneous change in the Company's estimate of its cost of purchases since it passes on the returns to publishers for credit. As a result, the effect of a difference between the actual and estimated return rates on the Company's commission revenues is the amount of the commission attributable to the difference. The effect of an increase or decrease in the Company's estimated rate of returns of 1% during any period would be dependent upon the mix of magazines involved and the related selling prices and commission rates, but would generally result in a change in that period's net commission revenues of approximately $100,000; (ii) management determines the allowance for doubtful accounts by attempting to identify troubled accounts by analyzing the credit risk of specific customers and by using historical experience applied to the aging of accounts and, where appropriate within the real estate business, by reviewing any collateral which may secure a receivable; (iii) real estate development costs are incurred throughout the life of a project, and the costs of initial sales from a project frequently must include a portion of costs that have been budgeted based on engineering estimates or other studies, but not yet incurred; (iv) asset impairment determinations (including that of goodwill, which is based on the fair value of reporting units) are based upon the intended use of assets and expected future cash flows; (v) benefit obligations and other pension plan accounting and disclosures are based upon numerous assumptions and estimates, including the expected rate of investment return on retirement plan assets, the discount rate used to determine the present value of liabilities, and certain employee-related factors such as turnover, retirement age and mortality. As of April 30, 2009, the effect of every 0.25% change in the investment rate of return on retirement plan assets would increase or decrease the pension expense by approximately $41,000 per year, and the effect of every 0.25% change in the discount rate would increase or decrease the subsequent year's pension cost by approximately $35,000; (vi) the Company assesses risk for certain uncertain tax positions and recognizes the financial statement effects of a tax position when it is more likely than not that the position will be sustained upon examination by tax authorities; and (vii) the Company is currently involved in legal proceedings which are described in Item 3 of this annual report on Form 10-K. It is possible that the consolidated financial position or results of operations for any particular quarterly or annual period could be materially affected by an outcome of litigation that is significantly different from the Company's assumptions.

RESULTS OF OPERATIONS

Year Ended April 30, 2009 Compared to Year Ended April 30, 2008

The Company recorded a pre-tax, non-cash impairment charge in the fourth quarter of 2009 of $50,246,000 ($41,557,000 after tax, or $6.93 per share). This impairment charge reflected the write-off of all of the goodwill of the Company's Subscription Fulfillment Services segment. After giving effect to this impairment charge, the Company had a net loss of $43,466,000, or $7.25 per share, for fiscal 2009 compared to net income of $13,705,000, or $2.19 per share, in 2008. Revenues for 2009 were $145,901,000 compared to $172,061,000 in the prior year.

Results for 2009 were entirely from continuing operations, including the impairment charge, while 2008's results included a net loss from discontinued operations of $57,000, or $0.01 per share, that reflected costs incurred in connection with the settlement of all litigation related to the Company's El Dorado, New Mexico water utility subsidiary that were in addition to costs that had been accrued for this matter in 2007. Excluding the impairment charge, the net loss from continuing operations was $1,909,000, or $0.32 per share, for 2009. This included the fourth quarter write-off of a $6,500,000 receivable from a major magazine wholesaler which recently closed its business ($4,095,000 after tax, or $0.68 per share).

The primary reason for the fourth quarter 2009 non-cash goodwill impairment charge was the lower than expected fiscal 2009 revenues and operating results of the Company's Subscription Fulfillment Services segment and a change in the Company's internally projected future cash flows from that segment based on current industry trends. These reduced results and expectations reflected the well-publicized decline in the magazine publishing industry during fiscal 2009, which represents the Subscription Fulfillment Services segment's principal customer base, as well as the deep recession which has impacted the U.S. economy and consumers and the uncertainty about when this recession will end. The goodwill impairment charge is a non-cash item which is not expected to affect the day-to-day operations of the Company or its Subscription Fulfillment Services segment.

Revenues from land sales at AMREP Southwest decreased from $27,902,000 in 2008 to $8,914,000 in 2009. AMREP Southwest continues to experience substantially lower land sales in its principal market of Rio Rancho, New Mexico due to the continuing severe decline in the real estate market in the greater Albuquerque-metro and Rio Rancho areas. Total acres sold were 148 in 2009, 406 in 2008 and 1,051 in 2007. The trend of declining permits for new home construction in the Rio Rancho area also continues, with 27% fewer single-family residential building permits issued during 2009 than in 2008. The Company believes that this decline has been consistent with the well-publicized problems of the national home building industry and credit markets, including fewer sales of both new and existing homes, an increasing number of mortgage delinquencies and foreclosures and a tightening of mortgage availability. Faced with these adverse conditions, builders have slowed the pace of building on developed lots previously purchased from the Company in Rio Rancho and delayed or cancelled the purchase of additional developed lots. These factors have also contributed to a steep decline in the sale of undeveloped land to both builders and investors.

In Rio Rancho, the Company offers for sale both developed and undeveloped lots to national, regional and local home builders, commercial and industrial property developers and others. The average selling price of land sold by the Company in Rio Rancho was $60,200 per acre in 2009, $68,700 per acre in 2008 and $91,200 per acre in 2007, reflecting differences in the mix of the types of properties sold in each period. As a result of these and other factors, including the nature and timing of specific transactions, revenues and related gross profits from real estate land sales can vary significantly from period to period and prior results are not necessarily a good indication of what may occur in future periods.

Revenues from the Company's Media Services operations decreased 2% from $138,696,000 for 2008 to $136,206,000 for 2009. Magazine publishers, who are the principal customers of the Company's Media Services operations, suffered generally from lower advertising revenues and lower subscription and newsstand sales during both periods, which led to reduced business for the Company's Media Services operations. Revenues from Subscription Fulfillment Services operations decreased from $122,521,000 for 2008 to $115,964,000 for 2009, primarily reflecting the net effect of reduced and lost business that resulted from lower publisher customer volumes and higher attrition of magazine titles than has been previously experienced, offset in part by revenue gains from new and some existing clients. Revenues from Newsstand Distribution Services decreased from $12,916,000 for 2008 to $12,400,000 in 2009 with the decline due in part to the effects of a disruption in the wholesale distribution industry during the fourth quarter of 2009 caused by the closure of a major newsstand distribution wholesaler. Revenues from Product Fulfillment Services and other increased from $3,259,000 for 2008 to $7,842,000 for 2009, primarily from the inclusion of a product repackaging and fulfillment business and a temporary staffing business from the date of their asset purchases in November 2008. Media Services operating expenses increased by $7,303,000 for 2009 compared to 2008, primarily attributable to the $6,500,000 write-off of an uncollectible account receivable from the major newsstand distribution wholesaler that closed and, to a lesser extent, higher consulting and computer systems integration costs of the Subscription Fulfillment Services business.

Although there are multiple revenue streams in the Subscription Fulfillment Services business, including revenues from the maintenance of customer computer files and the performance of other fulfillment-related activities, including telephone call center support and graphic arts and lettershop services, a customer generally contracts for and utilizes all available services as a total package, and the Company would not normally provide ancillary services to a customer unless it was also providing the core service of maintaining a database of subscriber names. Thus, variations in Subscription Fulfillment Services revenues are the result of fluctuations in the number and sizes of customers rather than in the demand for a particular service. This is also true in the Newsstand Distribution Services business where there is only one primary service provided, which results in one revenue source, the commissions earned on the distribution of magazines. The Company competes with other companies, including three much larger companies in the Newsstand Distribution Services business and one larger company in the Subscription Fulfillment Services business, and the competition for new customers is intense in both segments, which results in a price sensitive industry that limits the Company's ability to increase its prices.

In January 2008, the Company announced a project to consolidate its Subscription Fulfillment Services business operations from three locations in Colorado, Florida and Illinois into one existing location at Palm Coast, Florida, which is expected to streamline operations, improve service to clients and create cost efficiencies through reduced overhead costs and the elimination of operating redundancies. This project, which is now well underway, is expected to require capital expenditures in the range of $9,000,000 to $12,000,000. It is scheduled to be implemented over the next two years and may involve approximately $6,000,000 of non-recurring cash costs for severance, training and transition, facility closings and equipment relocation. The State of Florida and the City of Palm Coast have agreed to provide incentives for the project, including cash and employee training grants and tax relief, which could amount to as much as $8,000,000, largely contingent on existing job retention, new job creation and capital investment. Previously during 2008, the Company announced (i) one significant workforce reduction in its Subscription Fulfillment Services business that occurred in the third quarter, and (ii) a plan to redistribute the work performed at the Marion, Ohio facility of its Subscription Fulfillment Services business and the scheduled closing of that facility and the consolidation of subscription fulfillment operations customer call centers, which was completed in 2009. During 2009, the Company recognized $293,000 of income for certain incentives related to the consolidation project, which are netted with costs of $1,501,000, principally for severance. As a result, the Company reported a net charge to operations of $1,121,000 related to the consolidation project in 2009 compared to a net charge of $1,159,000 for 2008, principally for severance and consulting costs. The items of income for incentives and costs related to the consolidation project are included in Restructuring and fire recovery costs in the Company's consolidated statements of operations and retained earnings.

In December 2007, a warehouse of approximately 38,000 square feet leased by a Kable subsidiary in Oregon, Illinois and its contents were totally destroyed by fire. The warehouse was used principally to store back issues of magazines published by certain customers for whom the Company filled back-issue orders as part of its services. The Company was required to provide insurance for that property of certain of those customers. Through June 30, 2009, the Company's insurance carrier had paid approximately $263,000 to customers for lost materials. The Company believes that the resolution of other pending or unasserted claims related to materials of certain publishers for whom it was required to provide insurance after taking into account the proceeds from its property insurance claims, will not have a material effect on its consolidated financial position, results of operations or cash flows.

The Company has filed a preliminary claim with its insurance provider for its property loss as a result of the fire and has been advanced $500,000 for replacement of such property. During 2009, the Company replaced a portion of the fixed assets lost in the warehouse fire and recorded a $347,000 gain resulting from the recognition of insurance proceeds, which is netted against costs related to the fire, principally for legal and other advisory costs that were not covered by insurance. As a result, the Company reported a net gain to operations of $71,000 for 2009. In 2008 the Company recorded a net charge to operations of $354,000 related to fire recovery costs. The item of income related to insurance proceeds and the fire recovery costs are included in Restructuring and fire recovery costs in the Company's consolidated statements of operations and retained earnings. In addition, the Company recorded $287,000 of other income in 2009 for a business interruption claim resulting from the fire.

Interest and other revenues decreased $4,682,000 for 2009 compared to 2008, primarily due to a pre-tax gain from the sale of a commercial property ($1,873,000) and the forfeiture of deposits for the purchase of land by homebuilders who did not exercise purchase options ($927,000) in 2008, with no similar transactions occurring in 2009. In addition, interest and other revenues were also lower in 2009 compared to 2008 due to lower cash balances to invest.

Real estate commissions and selling expenses decreased $389,000 (53%) for 2009 compared to 2008, principally due to the reduced land sales. Other operating expenses increased $649,000 (77%) for 2009 compared to the prior year, primarily due to a net favorable $550,000 adjustment to real estate tax expense in 2008 resulting from the finalization of a property tax valuation appeal by AMREP Southwest.

General and administrative expenses of Media Services operations increased $641,000 (5%) in 2009 compared to 2008, primarily due to the aforementioned higher consulting fees and computer system integration costs associated with the consolidation project of the Subscription Fulfillment Services business. Real estate operations and corporate general and administrative expense decreased $311,000 (7%) for 2009 compared to 2008, primarily due to reduced professional fees.

The Company's effective tax rate from continuing operations was 20.0% in 2009 compared to 36.2% in 2008. The decrease from the statutory rate in 2009 was primarily due to (i) permanent items, the most significant being the charge against book income associated with non-amortizable goodwill, and (ii) the recognition of previously unrecognized tax benefits associated with uncertain tax positions due to the expiration of applicable statutes of limitations. The decrease from the statutory rate in 2008 was primarily due to tax benefits associated with charitable contributions of land and tax exempt interest income.

Year Ended April 30, 2008 Compared to Year Ended April 30, 2007

Net income in 2008 was $13,705,000, or $2.19 per share, compared to 2007 net income of $45,106,000, or $6.78 per share. Results for 2008 consisted of net income from continuing operations of $13,762,000, or $2.20 per share, and a net loss from discontinued operations of $57,000, or $0.01 per share, compared to 2007 results which consisted of net income from continuing operations of $46,697,000, or $7.02 per share, and a net loss from discontinued operations of $1,591,000, or $0.24 per share. 2008 revenues were $172,061,000, a decrease of $32,778,000 from 2007 revenues of $204,839,000. The decrease in revenues was attributable to reduced land sales revenues from the Company's Real Estate operations, offset in part by the increased Subscription Fulfillment Services revenues from the inclusion of Palm Coast's revenues for all of 2008 as compared with three and a half months in 2007. The decrease in net income from continuing operations was principally due to the reduced land sales.

The net loss from discontinued operations in 2008 was attributable to $57,000 of costs incurred in connection with the settlement of all litigation related to the Company's El Dorado, New Mexico water utility subsidiary that were in addition to costs estimated and accrued for this matter in the fourth quarter of 2007. The amount accrued for the settlements in 2007, including legal fees, was $1,591,000, net of tax, and was also accounted for as a discontinued operation.

Revenues from real estate land sales at AMREP Southwest decreased from $95,825,000 in 2007 to $27,902,000 in 2008. This decrease was due to substantially lower land sales in the Company's principal market of Rio Rancho, New Mexico, reflecting the severe decline that occurred in this market in 2008 compared to 2007 and earlier years. The number of permits for new home construction was down significantly for calendar 2007 compared to 2006, with Rio Rancho showing a decrease of nearly 50%. This decline was generally consistent with the well-publicized problems of the national home building industry, including fewer sales of both new and existing homes, the increasing number of mortgage delinquencies and foreclosures and a tightening of mortgage availability. Faced with these adverse conditions, builders slowed the pace of building on land previously purchased from the Company in Rio Rancho and, in some cases, delayed or cancelled the purchase of additional land. These factors also contributed to a sharp decline in sales of undeveloped land to both builders and investors. Revenues from sales of developed lots to homebuilders decreased from $39,407,000 in 2007 to $9,542,000 in 2008, principally due to a reduction in the number of lots sold. Revenues from sales of undeveloped builder lots decreased from $40,690,000 in 2007 to $9,709,000 in 2008, principally due to a reduction in the number of lots sold and, to a lesser extent, a lower average price per lot due to a greater number of lots sold from locations in Rio Rancho that were further removed from developed areas. Revenues from sales of commercial and industrial properties decreased in 2008 to $8,651,000 from $15,728,000 in 2007 as a result of fewer and lower valued transactions. The average gross profit percentage on land sales decreased from 68% in 2007 to 65% for 2008, principally attributable to lower selling prices for commercial and undeveloped lots in 2008.

The average selling price of land sold by the Company in Rio Rancho declined from $91,200 per acre in 2007 to $68,700 per acre in 2008, reflecting differences in the mix of the types of properties sold in each period and the effects of a strong regional market in 2007 in Rio Rancho and a much softer market in 2008. As a result of these and other factors, including the nature and timing of specific transactions, revenues and related gross profits from real estate land sales can vary significantly from period to period and prior results are not necessarily a good indication of what may occur in future periods.

Kable's revenues increased $38,191,000 from $100,505,000 in 2007 to $138,696,000 in 2008, principally attributable to the January 2007 acquisition of Palm Coast. Subscription Fulfillment Services revenues increased by $39,510,000 from $83,011,000 in 2007 to $122,521,000 in 2008 due to the contribution from Palm Coast. The increase in revenues from the Palm Coast acquisition was partially offset by decreases in other parts of Kable's Subscription Fulfillment Services business that resulted from continued competitive market pressures and customer losses. Pricing pressure from customers also had a negative effect on Subscription Fulfillment Services revenues. Newsstand Distribution Services revenues decreased by $1,468,000 from $14,384,000 in 2007 to $12,916,000 in 2008. The decrease in Newsstand Distribution Services revenues was due to reduced billings and lower commission rates, as well as the inclusion of certain revenues in the prior year that did not recur in 2008. Product Fulfillment Services and Other revenues were generally unchanged from 2007 to 2008. Media Services operating expenses increased by $34,759,000 in 2008 compared to 2007, primarily attributable to the addition of operating expenses of Palm Coast, which were offset in part by decreased payroll and benefit expenses resulting from lower revenues in other parts of Kable's Subscription Fulfillment Services business.

The Company's project to integrate certain other aspects of the Kable and Palm Coast subscription fulfillment operations in order to improve operating efficiencies and customer service and also to reduce costs resulted in charges of $1,159,000 in 2008, principally for severance and other consulting costs related to the integration, and these costs are included in the Restructuring and fire recovery costs in the Company's consolidated statement of income. There were no similar costs in 2007.

The December 5, 2007 accidental fire that totally destroyed a leased warehouse resulted in a charge to operations of approximately $30,000 from the write-off of gross assets of $470,000 net of $440,000 of accumulated depreciation. In addition, the Company recorded other charges to operations of $324,000 related to fire recovery costs for the year ended April 30, 2008, principally due to legal and other costs that were not covered by insurance and these costs were included in the Restructuring and fire recovery costs in the Company's consolidated statement of income.

Real estate commissions and selling expenses decreased $673,000 (48%) in 2008 compared to 2007, principally attributable to the reduced volume of land sales. Other operating expenses decreased $536,000 (39%) in 2008 compared to 2007, principally due to a favorable adjustment of approximately $550,000 in the third quarter of 2008 for real estate tax expense resulting from the finalization of a property tax valuation appeal by AMREP Southwest. Media Services general and administrative expenses increased $2,818,000 (31%) in 2008 compared to 2007 as the addition of the Palm Coast expenses was only partially offset by lower costs in other Subscription Fulfillment Services operations. Real estate operations and corporate general and administrative expenses decreased $488,000 (10%) in 2008 compared to 2007, principally as a result of lower professional and consulting services costs.

Interest and other revenues decreased by $3,046,000 in 2008 compared to 2007. The decrease was partly attributable to lower cash balances to invest in 2008. In addition, during 2008, the Company sold a commercial rental property at AMREP Southwest that resulted in a pre-tax gain of $1,873,000, and it also recognized pre-tax income of $927,000 from the forfeiture of deposits for the purchase of land by homebuilders who did not exercise purchase options. During the first quarter of 2007, the Company sold certain of AMREP Southwest's investment assets, including the Company's office building in Rio Rancho, which in the aggregate contributed a pre-tax gain of $4,107,000.

The Company's effective tax rate from continuing operations was 36.2% in 2008 compared to 33.9% in 2007. The decrease from the statutory rate in both years was primarily due to tax benefits associated with charitable contributions of land and tax exempt interest income.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations from internally generated funds and from borrowings under its various loan agreements.

Cash Flows From Financing Activities

In January 2007, AMREP Southwest entered into a loan agreement that replaced a prior loan agreement. The new loan agreement consisted of a new $14,180,000 term loan facility and an existing $25,000,000 unsecured revolving credit facility from the secured agreement it replaced. During September 2008, the maturity date of the revolving credit facility was extended from September 2008 to September 2009, with all other terms remaining unchanged.

The revolving credit facility is used to support real estate development in New Mexico. Borrowings bear annual interest at the borrower's option at (i) the prime rate (3.25% at April 30, 2009) less 1.00%, or (ii) the 30-day LIBOR rate (0.45% at April 30, 2009) plus 1.65% for borrowings of less than $10,000,000, or plus 1.50% for borrowings of $10,000,000 or more. At April 30, 2009, the outstanding balance of the revolving credit facility was $24,000,000 with a weighted average interest rate of 2.01%. The term loan facility, which required prepayment in an amount equal to collections on the notes receivable held as collateral and the amount of any such receivables that experienced payment defaults, was repaid during 2009 and that facility has been terminated. The loan agreement contains a number of restrictive covenants, including one that requires the borrower to maintain a minimum tangible net worth, and AMREP Southwest was in compliance with these covenants at April 30, 2009.

AMREP Southwest has received a written commitment from the lender, which is subject to certain conditions including the lender's approval of the loan documentation, which provides for the replacement of the present revolving credit facility at its September 2009 maturity with a new $22,500,000 revolving credit facility. The new facility will be for a term to be selected by the borrower of either (i) 364 days, or (ii) two years with a reduction of the maximum loan amount to $20,000,000 at the 12 month anniversary of the new facility. Borrowings will bear interest at the greater of 5% or the 30-day LIBOR rate plus 3.5% and will be secured by mortgages on real estate having an appraised value of at least 2-1/2 times the amount borrowed. The new facility will limit other borrowings and will contain a number of financial covenants, including requirements that the borrower maintain a minimum net worth and a specified level of debt service coverage.

On July 14, 2009, Kable and certain of its direct and indirect subsidiaries entered into an Amended and Restated Loan and Security Agreement (the "Present Credit Agreement") with a bank that further amended and restated an earlier agreement with the bank's predecessor (the latter agreement, the "Prior Credit Agreement").

The Present Credit Agreement provides for: (i) a revolving credit loan and letter of credit facility of up to $20,000,000 ("Facility A") that may be used for general business purposes, including the payment of expenses and other costs associated with the consolidation of Kable's Subscription Fulfillment Services business in Florida; and (ii) a second revolving credit loan facility of up to $5,000,000 ("Facility D") that may be used exclusively for the payment of accounts payable under a distribution agreement with a customer of Kable's Distribution Services business. At the borrowers' option, up to $2,500,000 of the bank's lending commitment for Facility D may be transferred to Facility A. At April 30, 2009, $6,067,000 of Facility A loans and no Facility D loans were outstanding. Additionally, term borrowings of approximately $2,800,000 ("Facilities B and C") at April 30, 2009, bearing interest from 4.79% to 6.40% per annum, that were incurred for capital expenditures under the Prior Credit Agreement are now included in the borrowings under the Present Credit Agreement in addition to Facilities A and D. Under the Present Credit Agreement, the revolving credits mature on May 1, 2010 and the term borrowings are due in installments through that date, as was the case under the Prior Credit Agreement. The borrowers' obligations under the Present Credit Agreement are secured by substantially all of their assets other than (i) real property and (ii) any borrower's interest in the capital securities of any other borrower or any subsidiary of any borrower, as were the borrowers' obligations under the Prior Credit Agreement.

The revolving loans under the Present Credit Agreement bear interest at the borrowers' option at fluctuating rates that are either (i) a LIBOR-based rate (0.3% at July 14, 2009) plus 3.25%, or (ii) the bank's prime rate (3.25% at July 14, 2009) plus 1.75% (the rates under the Prior Credit Agreement were either (i) LIBOR-based plus a margin of 1.5% to 2.5% depending upon the funded debt to EBITDA ratio, or (ii) the bank's prime rate).

The Present Credit Agreement requires the borrowers to maintain certain financial ratios, which are changed in a number of respects from those contained in the Prior Credit Agreement. The Present Credit Agreement, as did the Prior Credit Agreement, also contains other customary covenants and restrictions, the most significant of which limit the ability of the borrowers to declare or pay dividends or make other distributions to the Company, limit the annual amount borrowers may incur for capital expenditures and other purposes and impose certain minimum EBITDA requirements on the borrowers. The borrowers were in compliance with the covenants of the Present Credit Agreement as of April 30, 2009.

At April 30, 2009, Other notes payable consisted of equipment financing loans with a weighted average interest rate of 5.75% and a mortgage note payable on a warehouse with an interest rate of 6.35%.

Consolidated notes payable outstanding at April 30, 2009 was $37,936,000 compared to $25,980,000 at April 30, 2008.

Cash Flows From Operating Activities

Real estate receivables decreased from $13,124,000 at April 30, 2008 to $3,367,000 at April 30, 2009 reflecting the net effect of (i) the reclassification of approximately $6,979,000 to real estate inventory and $1,125,000 to investment assets from mortgage notes receivable resulting from the Company's acceptance of deeds in lieu of foreclosure related to delinquent mortgage notes receivable and (ii) payments received on mortgage notes held by AMREP Southwest offset in part by mortgages notes received by AMREP Southwest in connection with real estate sales that closed during 2009.

Real estate inventory amounted to $81,561,000 at April 30, 2009 compared to $70,252,000 at April 30, 2008. Inventory in the Company's core real estate market of Rio Rancho increased from $63,215,000 at April 30, 2008 to $74,121,000 at April 30, 2009, primarily reflecting the reclassification of mortgage notes receivable to inventory discussed above and the net effect of development spending and land sales. The balance of real estate inventory consisted principally of properties in Colorado in both years.

Intangible and other assets decreased from $29,913,000 at April 30, 2008 to $26,145,000 at April 30, 2009, primarily reflecting normal amortization of these assets. Property, plant and equipment increased from $28,914,000 at April 30, 2008 to $34,656,000 at April 30, 2009, primarily due to a purchase of an office building in Palm Coast, Florida and a warehouse acquisition by the Company, offset in part by normal depreciation charges.

Accounts payable and accrued expenses decreased from $98,532,000 at April 30, 2008 to $81,699,000 at April 30, 2009, primarily as a result of the timing of payments due to publishers and vendors and lower business volumes.

The unfunded pension liability of the Company's defined benefit retirement plan increased from $2,045,000 at April 30, 2008 to $10,665,000 at April 30, 2009, principally due to a decrease in the fair market value of the plan assets during the year resulting from a combination of net realized and unrealized losses from investment assets. The Company recorded a comprehensive loss of $5,324,000 in 2009 and $660,000 in 2008, reflecting the change in the unfunded pension liability in each year net of the related deferred tax and unrecognized prepaid pension amounts.

Cash Flows From Investing Activities

Capital expenditures for property, plant and equipment amounted to approximately $5,212,000 and $5,169,000 in 2009 and 2008 and consisted principally of a purchase of an office building in Palm Coast, Florida in 2009 and expenditures for computer hardware and software for Kable's Subscription Fulfillment Services segment in 2008. In 2008, capital expenditures for investment assets were $1,208,000 for the purchase of additional scattered lots in Rio Rancho in order to increase the Company's ownership in certain geographic areas. There were no capital expenditures for investment assets in 2009. The Company believes that it has adequate financing capability to provide for anticipated capital expenditures in fiscal 2010.

During November 2008, in separate transactions, the Company purchased (i) certain assets of a privately-held company engaged in the product repackaging and fulfillment industry; (ii) certain assets of a provider of temporary staffing services and (iii) a warehouse. The aggregate purchase price of the assets purchased in the three transactions was approximately $8,500,000, and was financed from working capital, bank borrowings and the assumption of a mortgage note payable on the warehouse.

During January 2007, the Company, through a newly-created subsidiary of Kable, acquired Palm Coast for approximately $95,400,000. The acquisition was financed with existing cash and borrowings.

Future Payments Under Contractual Obligations

The table below summarizes significant contractual cash obligations as of April 30, 2009 for the items indicated (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$ 37,936	$ 25,770	$ 7,740	$ 218	$ 4,208
Operating leases and other	23,344	4,919	10,125	6,112	2,188
Total	$ 61,280	$ 30,689	$ 17,865	$ 6,330	$ 6,396

Operating leases and other includes $2,270,000 of uncertain tax positions and related accrued interest recorded in accordance with FIN 48. Refer to Notes 8, 12, 16 and 17 to the consolidated financial statements included in this 2009 Form 10-K for additional information on long-term debt, taxes and commitments and contingencies.

Discretionary Stock Repurchase Program

The Company announced on October 8, 2007 that its Board of Directors had authorized the repurchase of up to 500,000 shares of the Company's common stock, which was in addition to a previously announced 500,000 share repurchase program that was completed in early October 2007. The purchases may be made from time-to-time either in the open market or through negotiated private transactions with non-affiliates of the Company. In 2008, the Company purchased a total of 658,400 shares under both announced programs, all in open market transactions, for a total purchase price, including commissions, of $21,363,000, or an average of $32.45 per share. The Company did not make any repurchases of stock during 2009.

All repurchases were funded from cash on hand and borrowings under bank credit facilities, and the Company expects to fund any future purchases from internally generated cash or borrowings.

NEW AND EMERGING ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning May 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, for which delayed application is permitted until the Company's fiscal year beginning May 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of the remaining provisions of SFAS No. 157 on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51", which provides accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB also issued SFAS No. 141(R), "Business Combinations (Revised)", which, among other provisions, requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more businesses. The statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will affect the Company's accounting for future business combinations occurring after April 30, 2009.

In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132(R)-1)". FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurements on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, it will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

SEGMENT INFORMATION

Information by industry segment is presented in Note 20 to the consolidated financial statements. This information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Disclosures", which requires that industry segment information be prepared in a manner consistent with the manner in which financial information is prepared and evaluated by management for making operating decisions. A number of assumptions and estimations are required to be made in the determination of segment data, including the need to make certain allocations of common costs and expenses among segments. On an annual basis, management has evaluated the basis upon which costs are allocated, and has periodically made revisions to these methods of allocation. Accordingly, the determination of "income from continuing operations before income taxes" of each segment as summarized in Note 20 to the consolidated financial statements is presented for informational purposes, and is not necessarily the amount that would be reported if the segment were an independent company.

IMPACT OF INFLATION

Operations of the Company can be impacted by inflation. Within the industries in which the Company operates, inflation can cause increases in the cost of materials, services, interest and labor. Unless such increased costs are recovered through increased sales prices or improved operating efficiencies, operating margins will decrease. Within the land development industry, the Company encounters particular risks. A large part of the Company's real estate sales are to homebuilders who face their own inflationary concerns that rising housing costs, including interest costs, may substantially outpace increases in the income of potential purchasers and make it difficult for them to finance the purchase of a new home or sell their existing home. If this situation were to exist, the demand for the Company's land by these homebuilder customers could decrease. In general, in recent years interest rates have been at historically low levels and other price increases have been commensurate with the general rate of inflation in the Company's markets, and as a result the Company has not found the inflation risk to be a significant problem in any of its businesses.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or oral statements that are "forward-looking", including statements contained in this report, other filings with the Securities and Exchange Commission, reports to the Company's shareholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements, which constitute forward-looking statements, may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "projects", "forecasts", "may", "should", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and contingencies that are difficult to predict. These risks and uncertainties include, but are not limited to, those set forth in Item 1A above under the heading "Risk Factors". Many of the factors that will determine the Company's future results are beyond the ability of management to control or predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary market risk facing the Company is interest rate risk on its long-term debt and fixed rate receivables. The Company does not hedge interest rate risk using financial instruments. The Company is also subject to foreign currency risk, but this risk is not material. The following table sets forth as of April 30, 2009 the Company's long-term debt obligations and receivables (excluding trade accounts) by scheduled fiscal year maturity, weighted average interest rate and estimated fair market value ("FMV") (dollar amounts in thousands):

	2010	2011	2012	2013	2014	There-after	Total	FMV at 4/30/09
Fixed rate receivables	$ 3,072	$ 3	$ 3	$ 98	$ -	$ -	$ 3,176	$ 2,914
Weighted average interest rate	9.4%	8.5%	8.5%	8.5%	-	-	9.4%	
Fixed rate debt	$ 1,770	$ 1,541	$ 132	$ 106	$ 112	$ 4,208	$ 7,869	$ 8,524
Weighted average interest rate (a)	5.7%	5.3%	5.4%	6.4%	6.4%	6.4%	6.0%	
Variable rate debt	$ 24,000	$ 6,067	$ -	$ -	$ -	$ -	$ 30,067	$ 30,067
Weighted average interest rate (a)	2.0%	2.2%	-	-	-	-	2.0%	

Item 8. Financial Statements and Supplementary Data

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Accordingly, even internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Furthermore, projections of any evaluation of the effectiveness to future periods are subject to the risk that such controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of April 30, 2009 based upon the criteria set forth in a report entitled "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of April 30, 2009, internal control over financial reporting was effective.

On November 7, 2008, the Company, through a newly-formed subsidiary of Kable Media Services, Inc., Kable Specialty Packaging Services LLC ("KSPS"), purchased certain assets of a privately-held company located in Fairfield, Ohio, engaged in the product repackaging and fulfillment industry. On the same date, another newly-formed subsidiary of Kable Media Services, Inc., Kable Staffing Resources LLC ("KSR"), purchased certain assets of a privately-held company engaged in providing temporary staffing services. For additional information regarding these purchases, see Note 9 to the accompanying financial statements included in this annual report on Form 10-K. KSPS and KSR together represented approximately 0.2% of the Company's consolidated assets and approximately 3.0% of the Company's consolidated revenues as of and for the year ended April 30, 2009.

Management has excluded KSPS and KSR from the scope of this report on internal controls over financial reporting for the year ended April 30, 2009. Management is in the process of implementing the Company's internal control structure over the operations of KSPS and KSR and expects that this effort will be completed in fiscal 2010. The assessment and documentation of internal controls requires a complete review of controls operating in a stable and effective environment.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by the Company's independent auditor, McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
AMREP Corporation

We have audited AMREP Corporation and Subsidiaries internal control over financial reporting as of April 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AMREP Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting including the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing other such procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in Management's Annual Report on Internal Control Over Financial Reporting management has excluded Kable Specialty Packaging Services LLC and Kable Staffing Resources LLC from its assessment of internal control over financial reporting as of April 30, 2009, because these entities were acquired by the Company when certain assets of Service Parts Supply Corp. and Resource One Staffing, LLC. were purchased during 2009. We have excluded the operations of these entities from our audit of internal control over financial reporting. The entities are a wholly owned subsidiary whose total assets and revenues represent approximately 0.2% and 3.0%, respectively, of the consolidated financial statement amounts as of and for the year ended April 30, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMREP Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMREP Corporation and Subsidiaries as of April 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2009 and our report dated July 14, 2009 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP
July 14, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
AMREP Corporation
Princeton, New Jersey

We have audited the consolidated balance sheets of AMREP Corporation and Subsidiaries as of April 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2009. Our audits also included the financial statement schedule of AMREP Corporation listed in item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMREP Corporation and Subsidiaries as of April 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMREP Corporation's and Subsidiaries' internal control over financial reporting as of April 30, 2009, based on "Criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)" and our report dated July 14, 2009 expressed an unqualified opinion on the effectiveness of AMREP Corporation's internal control over financial reporting.

/s/ McGladrey & Pullen, LLP
July 14, 2009

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
APRIL 30, 2009 AND 2008
(Dollar amounts in thousands, except per share amount)

ASSETS	2009	2008
CASH AND CASH EQUIVALENTS	$ 29,018	$ 32,608
RECEIVABLES, net:		
Real estate operations	3,367	13,124
Media services operations	34,614	45,701
	37,981	58,825
TAXES RECEIVABLE	3,009	-
REAL ESTATE INVENTORY	81,561	70,252
INVESTMENT ASSETS, net	11,389	10,300
PROPERTY, PLANT AND EQUIPMENT, net	34,656	28,914
INTANGIBLE AND OTHER ASSETS, net	26,145	29,913
GOODWILL	3,893	54,139
TOTAL ASSETS	$ 227,652	$ 284,951
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 81,699	$ 98,532
NOTES PAYABLE:		
Amounts due within one year	25,770	4,816
Amounts subsequently due	12,166	21,164
	37,936	25,980
TAXES PAYABLE	-	980
DEFERRED INCOME TAXES	1,071	12,358
ACCRUED PENSION COST	10,665	2,045
TOTAL LIABILITIES	131,371	139,895
SHAREHOLDERS' EQUITY:		
Common stock, $.10 par value; shares authorized - 20,000,000; shares issued - 7,420,704 at April 30, 2009 and 7,419,704 at April 30, 2008	742	742
Capital contributed in excess of par value	46,100	46,085
Retained earnings	84,942	128,408
Accumulated other comprehensive loss, net	(8,846)	(3,522)
Treasury stock, 1,424,492 shares at April 30, 2009 and 2008, at cost	(26,657)	(26,657)
TOTAL SHAREHOLDERS' EQUITY	96,281	145,056
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 227,652	$ 284,951

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Year Ended April 30, 2009	2008	2007
REVENUES:			
Real estate land sales	$ 8,914	$ 27,902	$ 95,825
Media services operations	136,206	138,696	100,505
Interest and other	781	5,463	8,509
	145,901	172,061	204,839
COSTS AND EXPENSES:			
Real estate land sales	2,156	9,760	31,154
Operating expenses:			
Media services operations	127,324	120,021	85,262
Real estate commissions and selling	342	731	1,404
Restructuring and fire recovery costs	1,050	1,513	-
Other	1,489	840	1,376
General and administrative:			
Media services operations	12,694	12,053	9,235
Real estate operations and corporate	4,239	4,550	5,038
Goodwill impairment	50,246	-	-
Interest expense, net of capitalized amounts	715	1,012	702
	200,255	150,480	134,171
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(54,354)	21,581	70,668
PROVISION (BENEFIT) FOR INCOME TAXES FROM CONTINUING OPERATIONS	(10,888)	7,819	23,971
INCOME (LOSS) FROM CONTINUING OPERATIONS	(43,466)	13,762	46,697
LOSS FROM OPERATIONS OF DISCONTINUED BUSINESS (NET OF INCOME TAXES)	-	(57)	(1,591)
NET INCOME (LOSS)	$ (43,466)	$ 13,705	$ 45,106
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	$ (7.25)	$ 2.20	$ 7.02
LOSS PER SHARE FROM DISCONTINUED OPERATIONS	-	(0.01)	(0.24)
EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED	$ (7.25)	$ 2.19	$ 6.78
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,996	6,248	6,650

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock Shares	Common Stock Amount	Capital Contributed in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock, at Cost	Total
BALANCE, April 30, 2006	7,417	$ 742	$ 45,771	$ 81,875	$ (4,072)	$ (5,346)	$ 118,970
Net income	-	-	-	45,106	-	-	45,106
Other comprehensive income	-	-	-	-	1,210	-	1,210
Total comprehensive income							46,316
Cash dividend, $0.85 per share	-	-	-	(5,648)	-	-	(5,648)
Issuance of stock under Directors' Plan	-	-	287	-	-	52	339
Exercise of stock options	3	-	27	-	-	-	27
BALANCE, April 30, 2007	7,420	742	46,085	121,333	(2,862)	(5,294)	160,004
Net income	-	-	-	13,705	-	-	13,705
Other comprehensive loss	-	-	-	-	(660)	-	(660)
Total comprehensive income							13,045
Cash dividend, $1.00 per share	-	-	-	(6,630)	-	-	(6,630)
Acquisition of treasury stock, 658,400 shares	-	-	-	-	-	(21,363)	(21,363)
BALANCE, April 30, 2008	7,420	742	46,085	128,408	(3,522)	(26,657)	145,056
Net loss	-	-	-	(43,466)	-	-	(43,466)
Other comprehensive loss	-	-	-	-	(5,324)	-	(5,324)
Total comprehensive loss							(48,790)
Exercise of stock options	1	-	15	-	-	-	15
BALANCE, April 30, 2009	7,421	$ 742	$ 46,100	$ 84,942	$ (8,846)	$ (26,657)	$ 96,281

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended April 30,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (43,466)	$ 13,705	$ 45,106
Adjustments to reconcile net income to net cash provided (used in) by operating activities:			
Goodwill impairment	50,246	-	-
Depreciation and amortization	10,159	10,524	7,319
Non-cash credits and charges:			
Gain on disposition of assets	114	(1,679)	(4,115)
Provision for doubtful accounts	6,775	(676)	(227)
Pension accrual	34	(967)	26
Stock based compensation – Directors' Plan	-	-	339
Changes in assets and liabilities, excluding the effect of acquisitions:			
Receivables	7,647	10,901	(10,901)
Real estate inventory	(4,313)	(19,696)	1,064
Taxes receivable	(3,009)	-	-
Other assets	(189)	272	(1,852)
Accounts payable and accrued expenses, and deferred revenue	(17,520)	11,328	33,156
Taxes payable	(980)	925	(4,493)
Deferred income taxes	(8,025)	1,614	3,267
Net cash provided by (used in) operating activities	(2,527)	26,251	68,689
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures - property, plant, and equipment	(5,212)	(5,169)	(1,797)
Capital expenditures - investment assets	-	(1,208)	(2,870)
Proceeds from disposition of assets	-	4,749	6,173
Acquisition, net of cash acquired	(3,075)	195	(95,636)
Net cash used in investing activities	(8,287)	(1,433)	(94,130)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from debt financing	54,136	86,860	81,255
Principal debt payments	(46,927)	(93,179)	(54,973)
Exercise of stock options	15	-	27
Acquisition of treasury stock	-	(21,363)	-
Cash dividends	-	(6,630)	(5,648)
Net cash provided by (used in) financing activities	7,224	(34,312)	20,661
DECREASE IN CASH AND CASH EQUIVALENTS	(3,590)	(9,494)	(4,780)
Cash and cash equivalents, beginning of year	32,608	42,102	46,882
Cash and cash equivalents, end of year	$ 29,018	$ 32,608	$ 42,102
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid – net of amounts capitalized	$ 694	$ 1,085	$ 735
Income taxes paid – net of refunds	$ 1,648	$ 2,453	$ 24,261
Non-cash transactions:			
Transfer to real estate inventory from receivables	$ 6,979	$ 3,892	$ -
Transfer to real estate investment assets from receivables	$ 1,125	$ -	$ -

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

AMREP CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL REPORTING POLICIES:

Organization and principles of consolidation

The consolidated financial statements include the accounts of AMREP Corporation, an Oklahoma corporation, and its subsidiaries (individually and collectively, as the context requires, the "Company"). The Company, through its subsidiaries, is primarily engaged in four business segments. AMREP Southwest Inc. ("AMREP Southwest") operates in the real estate industry, principally in New Mexico, and Kable Media Services, Inc. ("Kable") operates in the subscription fulfillment services, magazine distribution services and product fulfillment services and other businesses (collectively, "media services operations"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated balance sheets are presented in an unclassified format since the Company has substantial operations in the real estate industry and its operating cycle is greater than one year.

Fiscal year

The Company's fiscal year ends on April 30. All references to 2009, 2008 and 2007 mean the fiscal years ended April 30, 2009, 2008 and 2007, unless the context otherwise indicates.

Revenue recognition

Real Estate - Land sales are recognized when all elements of Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate", are met, including when the parties are bound by the terms of the contract, all consideration (including adequate cash) has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of a closing and the Company is not obligated to perform further significant development of the specific property sold. Profit is recorded either in its entirety or on the installment method depending upon, among other things, the ability to estimate the collectibility of the unpaid sales price. In the event the buyer defaults on the obligation, the property is taken back and recorded as inventory at fair value less estimated costs to sell.

Cost of land sales includes all direct acquisition costs and other costs specifically identified with the property, including pre-acquisition costs and capitalized real estate taxes and interest, and an allocation of certain common development costs associated with the entire project. Common development costs include the installation of utilities and roads, and may be based upon estimates of cost to complete. The allocation of costs is based on the relative fair value of the property before development. Estimates and cost allocations are reviewed on a regular basis until a project is substantially completed, and are revised and reallocated as necessary on the basis of current estimates.

When the Company enters into certain sales that require the Company to complete specified development work subsequent to closing, sales are recorded under the percentage-of-completion method. Revenues and cost of sales are recorded as development work is performed based on the percentage that incurred costs to date bear to the Company's estimates of total costs and contract value. Cost estimates include direct and indirect costs such as labor, materials and overhead. If a contract extends over an extended period, revisions in cost estimates during the progress of work would have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Consideration received in excess of amounts recognized as land sale revenues is accounted for as deferred revenue.

Media Services - Revenues from media services operations include revenues from magazine subscription fulfillment, the distribution of periodicals and other products and activities. Revenues from Subscription Fulfillment Service activities represent fees, which are billed and earned monthly, from the maintenance of computer files for customers and other fulfillment activities including customer telephone support, product fulfillment, and graphic arts and lettershop services, all of which are billed and earned as the services are provided. In accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", certain reimbursed postage costs are accounted for on a net basis. Newsstand Distribution Services revenues principally represent commissions earned from the distribution of publications for client publishers and are recorded by the Company at the time the publications go on sale at the retail level, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Because the publications are sold throughout the distribution chain on a fully-returnable basis in accordance with prevailing industry practice, the Company provides for estimated returns from wholesalers at the time the publications go on sale by charges to income that are based on historical experience and the most recent sales data for publications on an issue-by-issue basis, and then simultaneously provides for estimated credits from publishers for the related returns. Accordingly, revenues represent the difference between the Company's estimates of its net sales to wholesalers and its net purchases from publisher clients. Estimates are continually reevaluated throughout the sales process, and final settlement is typically made 90 days after a magazine's "off-sale" date.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that have an original maturity of ninety days or less and are readily convertible into cash.

Receivables

Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables and, in the case of Newsstand Distribution Services receivables, return allowances. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Receivables for the Newsstand Distribution Services business are based on estimates of allowances for magazine returns to the Company from wholesalers and the offsetting return of magazines by the Company to publishers for credit and are determined on an issue-by-issue basis utilizing historical experience and current sales information.

Real estate inventory

Land and improvements on land held for future development or sale are stated at the lower of accumulated cost (except in certain instances where property is repossessed as discussed above under "Revenue recognition"), which includes the development cost, certain amenities, capitalized interest and capitalized real estate taxes, or fair market value less estimated costs to sell.

Investment assets

Investment assets primarily consist of investment land, which represents vacant, undeveloped land not held for development or sale in the normal course of business, and is stated at the lower of cost or fair market value less the estimated costs to sell.

Property, plant and equipment

Items capitalized as part of property, plant and equipment are recorded at cost. Expenditures for maintenance and repair and minor renewals are charged to expense as incurred, while those expenditures that improve or extend the useful life of existing assets are capitalized. Upon sale or other disposition of assets, their cost and the related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in operations.

Depreciation and amortization of property, plant and equipment are provided principally by the straight-line method at various rates calculated to amortize the book values of the respective assets over their estimated useful lives, which generally are 10 years or less for furniture and fixtures (including equipment) and 25 to 40 years for buildings and improvements.

Goodwill

Goodwill is the excess of amounts paid for business acquisitions over the net fair value of the assets acquired and liabilities assumed. Goodwill arose in connection with the acquisitions of Kable News Company, Inc. in 1969 and Palm Coast Data Holdco, Inc. in 2007 (see Note 9).

Goodwill is not amortized, but is reviewed at the reporting unit level for impairment annually or more frequently if indications of impairment exist under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". An impairment charge is generally recognized when the estimated fair value of a reporting unit is less than its carrying amount, including goodwill. Based on a review completed as of April 30, 2009, the Company recorded a non-cash impairment charge of $50,246,000 (see Note 10).

Long-lived assets

Long-lived assets, including real estate inventory, investment assets and property, plant and equipment, are evaluated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Provisions for impairment are recorded when undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The amount of impairment would be equal to the difference between the carrying value of an asset and its discounted cash flows.

Income taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using currently enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Earnings (loss) per share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is computed assuming the issuance of common shares for all dilutive stock options outstanding (using the treasury stock method) during the reporting period. Stock options outstanding are anti-dilutive and therefore excluded from the computation of earnings per share.

Stock options

The Company adopted SFAS No. 123(R), "Share-Based Payment", effective May 1, 2006. SFAS No. 123(R) requires the Company to recognize expense related to the fair value of share-based compensation awards, including employee and director stock grants and options.

The Company had issued stock options to non-employee directors under the Non-Employee Directors Option Plan that was terminated in 2007 (see Note 11). Stock options granted prior to the adoption of SFAS No. 123(R) were issued with an exercise price at the fair market value of the Company's stock and fully vested at the date of grant. Accordingly, no compensation expense has been recognized with respect to the stock option plan in 2007. Under the provisions of SFAS No. 123(R), the compensation expense was not material to the results of operations for 2009, 2008 and 2007.

Pension plan

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statement Nos. 87, 88, 106 and 132R. SFAS No. 158 requires the recognition of the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan be measured as of the date of its year-end statement of financial position. The Company adopted the recognition, disclosure and measurement provisions of SFAS No. 158 as of April 30, 2007, which did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income (loss) is the total of net income and other comprehensive income (loss) that, for the Company, is comprised entirely of the minimum pension liability net of the related deferred income taxes.

Management's estimates and assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The significant estimates that affect the financial statements include, but are not limited to, real estate inventory valuation and related revenue recognition, allowances for magazine returns and doubtful accounts, the recoverability of long-term assets and amortization periods, goodwill impairment, pension plan assumptions for determination of pension expense and benefit obligations, and legal contingencies. The Company bases its significant estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ from these estimates.

New and Emerging Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning May 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, for which delayed application is permitted until the Company's fiscal year beginning May 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of the remaining provisions of SFAS No. 157 on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51", which provides accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB also issued SFAS No. 141(R), "Business Combinations (Revised)", which, among other provisions, requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more businesses. The statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will affect the Company's accounting for future business combinations occurring after April 30, 2009.

In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132(R)-1)". FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurements on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, it will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

The Company will monitor these emerging issues to assess any potential future impact on its consolidated financial statements.

(2) RECEIVABLES:

Receivables consist of:	April 30, 2009	April 30, 2008
	(Thousands)	
Real estate operations:		
Mortgage notes and other receivables	$ 3,457	$ 13,236
Less allowance for doubtful accounts	(90)	(112)
	$ 3,367	$ 13,124
Media services operations (maturing within one year):		
Subscription Fulfillment Services	$ 24,711	$ 28,348
Newsstand Distribution Services, net of estimated returns	8,970	18,008
Product Fulfillment Services and other	1,863	-
	35,544	46,356
Less allowance for doubtful accounts	(930)	(655)
	$ 34,614	$ 45,701

The Company extends credit to various companies in its real estate and media services businesses that may be affected by changes in economic or other external conditions. Financial instruments that may potentially subject the Company to a significant concentration of credit risk primarily consist of trade accounts receivable from wholesalers in the magazine distribution industry. Approximately 45% and 42% of media services net accounts receivable were due from three wholesalers at April 30, 2009 and 2008. As a result of the concentration of accounts receivable in three wholesalers, the Company could be adversely affected by adverse changes in their financial condition or other factors negatively affecting these companies. As industry practices allow, the Company's policy is to manage its exposure to credit risk through credit approvals and limits and, on occasion (particularly in connection with real estate sales), the taking of collateral. The Company also provides an allowance for doubtful accounts for potential losses based upon factors surrounding the credit risk of specific customers, historical trends and other financial and non-financial information.

Real estate mortgage notes receivable bear interest at rates ranging from 8.50% to 10.25% and result primarily from land sales. Fiscal year maturities of principal on real estate receivables at April 30, 2009 were as follows: 2010 - $3,072,000; 2011 - $3,000; 2012 - $3,000; 2013 - $98,000, and thereafter - none.

Because the publications distributed by Kable are sold throughout the distribution chain on a fully-returnable basis in accordance with prevailing industry practice, the Company provides for estimated returns from wholesalers at the time the publications go on sale by charges to income that are based on historical experience and most recent sales data for publications on an issue-by-issue basis, and then simultaneously provides for estimated credits from publishers for the related returns. The financial impact to the Company of a change in the sales estimate for magazine returns to it from its wholesalers is substantially offset by the simultaneous change in the Company's estimate of its cost of purchases since it passes on the returns to publishers for credit. Newsstand Distribution Services accounts receivable are net of estimated magazine returns of $55,212,000 in 2009 and $55,930,000 in 2008. In addition, pursuant to an arrangement with one publisher customer of the Newsstand Distribution Services business, the publisher bears the ultimate credit risk of non-collection of amounts due from the customers to which the Company distributes the publisher's magazines under this arrangement. Accounts receivable subject to this arrangement were netted ($28,565,000 and $22,703,000 were netted at April 30, 2009 and 2008) against the related accounts payable due the publisher on the accompanying balance sheets. Media services operations receivables collateralize line-of-credit arrangements utilized for Kable's operations (see Note 8).

During the fourth quarter of 2009, Anderson News, L.L.C. ("Anderson"), a major wholesaler customer of Kable's Newsstand Distribution Services business which accounted for approximately 30% of the gross billings of the newsstand distribution industry, ceased operations. This business closure caused a temporary disruption in the newsstand distribution industry, and Newsstand Distribution Services revenues were adversely affected for a period of time. Subsequently, magazines that previously had been distributed by Anderson were allocated to other major wholesalers, and as a result, the three remaining major wholesalers now distribute a substantial percentage of the industry product.

At that time of the closure, Newsstand Distribution Services had estimated net accounts receivable from Anderson of approximately $7,500,000, which amount is subject to adjustment by subsequent magazine return activity that may differ from the Company's estimates. No payments of accounts receivable have been received by Newsstand Distribution Services from Anderson after January 31, 2009. Based on its estimate of the allowance for magazine returns, Newsstand Distribution Services has recorded a charge to operations of $6,500,000 in the fourth quarter of 2009 related to Anderson.

Media Services operations provide services to publishing companies owned or controlled by a major shareholder and member of the Board of Directors. Commissions and other revenues earned on these transactions represented approximately 2% of consolidated revenues in 2009 and 1% in 2008 and 2007.

(3) REAL ESTATE INVENTORY:

Real estate inventory consists of land and improvements held for sale or development. Accumulated capitalized interest costs included in real estate inventory at April 30, 2009 and 2008 were $3,918,000 and $3,224,000. Interest costs capitalized during 2009, 2008 and 2007 were $697,000, $1,300,000 and $469,000. Accumulated capitalized real estate taxes included in the real estate inventory at April 30, 2009 and 2008 were $1,826,000 and $1,820,000. Real estate taxes capitalized during 2009, 2008 and 2006 were $43,000, 41,000 and $18,000. Previously capitalized interest costs and real estate taxes charged to real estate cost of sales were $35,000, 108,000 and $357,000 in 2009, 2008 and 2007.

During 2009 and 2008, the Company accepted deeds in lieu of foreclosure related to delinquent mortgage notes receivable on previously sold real estate inventory totaling $6,979,000 and $3,892,000, which included accrued interest, and recorded the assets received in exchange as real estate inventory based on property appraisals.

A substantial majority of the Company's real estate assets are located in or adjacent to Rio Rancho, New Mexico. As a result of this geographic concentration, the Company could be affected by changes in economic conditions in that region.

(4) INVESTMENT ASSETS:

Investment assets consist of:

	April 30, 2009	April 30, 2008
	(Thousands)	
Land held for long-term investment	$ 10,879	$ 9,771
Other	794	794
Less accumulated depreciation	(284)	(265)
	510	529
	$ 11,389	$ 10,300

Land held for long-term investment represents property located in areas that are not planned to be developed in the near term and thus has not been offered for sale. During 2009, the Company accepted deeds in lieu of foreclosure related to delinquent mortgage notes receivable on previously sold investment assets totaling $1,125,000, which included accrued interest.

Depreciation of investment assets charged to operations amounted to $19,000, $117,000 and $179,000 in 2009, 2008 and 2007.

(5) PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of:

	April 30, 2009	April 30, 2008
	(Thousands)	
Land, buildings and improvements	$ 27,397	$ 17,875
Furniture and equipment	41,908	45,241
Other	42	59
	69,347	63,175
Less accumulated depreciation	(34,691)	(34,261)
	$ 34,656	$ 28,914

Depreciation of property, plant and equipment charged to operations amounted to $6,182,000, $6,578,000 and $4,983,000 in 2009, 2008 and 2007.

(6) INTANGIBLE AND OTHER ASSETS:

Intangible and other assets consist of:

	April 30, 2009		April 30, 2008	
	(Thousands)			
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Software development costs	$ 10,056	$ 6,156	$ 10,017	$ 3,780
Deferred order entry costs	4,835	-	5,681	-
Prepaid expenses	3,681	-	3,047	-
Customer contracts and relationships	15,000	2,863	15,000	1,613
Other	2,775	1,183	2,430	869
	$ 36,347	$ 10,202	$ 36,175	$ 6,262

Software development costs include internal and external costs of the development of new or enhanced software programs and are generally amortized over five years. Deferred order entry costs represent costs incurred in connection with the data entry of customer subscription information to database files and are charged directly to operations over a twelve month period. Customer contracts and relationships are amortized over twelve years.

Amortization related to deferred charges was $3,958,000, $3,829,000 and $2,157,000 in 2009, 2008 and 2007. Amortization of intangible and other assets for each of the next five fiscal years is estimated to be as follows: 2010 - $3,649,000; 2011 - $3,136,000; 2012 - $1,481,000; 2013 - $1,369,000; and 2014 - $1,261,000.

(7) ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of:

	April 30, 2009	April 30, 2008
	(Thousands)	
Publisher payables, net	$ 63,074	$ 77,003
Accrued expenses	4,473	5,000
Trade payables	3,772	5,753
Other	10,380	10,776
	$ 81,699	$ 98,532

Pursuant to an arrangement with one publisher customer of the Newsstand Distribution Services business, the Company has netted $28,565,000 and $22,703,000 of accounts receivable against the related accounts payable at April 30, 2009 and 2008 (see Note 2).

(8) NOTES PAYABLE:

Notes payable consist of:

	April 30, 2009	April 30, 2008
	(Thousands)	
Line-of-credit arrangements:		
Real estate operations	$ 24,000	$ 18,000
Media services operations	8,866	4,582
Real estate operations term loan	-	2,774
Other notes payable	5,070	624
	$ 37,936	$ 25,980

Fiscal year maturities of principal on notes outstanding at April 30, 2009 were as follows: 2010 - $25,770,000; 2011 - $7,608,000; 2012 - $132,000; 2013 - $106,000; 2014 - $112,000; and thereafter - $4,208,000.

Lines-of-credit and other arrangements

Real Estate - In January 2007, AMREP Southwest entered into a loan agreement that replaced a prior loan agreement. The new loan agreement consisted of a new $14,180,000 term loan facility and an existing $25,000,000 unsecured revolving credit facility from the secured agreement it replaced. During September 2008, the maturity date of the revolving credit facility was extended from September 2008 to September 2009, with all other terms remaining unchanged.

The revolving credit facility is used to support real estate development in New Mexico. Borrowings bear annual interest at the borrower's option at (i) the prime rate (3.25% at April 30, 2009) less 1.00%, or (ii) the 30-day LIBOR rate (0.45% at April 30, 2009) plus 1.65% for borrowings of less than $10,000,000, or plus 1.50% for borrowings of $10,000,000 or more. At April 30, 2009, the outstanding balance of the revolving credit facility was $24,000,000 with a weighted average interest rate of 2.01%. The term loan facility, which required prepayment in an amount equal to collections on the notes receivable held as collateral and the amount of any such receivables that experienced payment defaults, was repaid during 2009 and that facility has been terminated. The loan agreement contains a number of restrictive covenants, including one that requires the borrower to maintain a minimum tangible net worth.

AMREP Southwest has received a written commitment from the lender, which is subject to certain conditions including the lender's approval of the loan documentation, which provides for the replacement of the present revolving credit facility at its September 2009 maturity with a new $22,500,000 revolving credit facility. The new facility will be for a term to be selected by the borrower of either (i) 364 days, or (ii) two years with a reduction of the maximum loan amount to $20,000,000 at the 12 month anniversary of the new facility. Borrowings will bear interest at the greater of 5% or the 30-day LIBOR rate plus 3.5% and will be secured by mortgages on real estate having an appraised value of at least 2-1/2 times the amount borrowed. The new facility will limit other borrowings and will contain a number of financial covenants, including requirements that the borrower maintain a minimum net worth and a specified level of debt service coverage.

Media Services - On July 14, 2009, Kable and certain of its direct and indirect subsidiaries entered into an Amended and Restated Loan and Security Agreement (the "Present Credit Agreement") with a bank that further amended and restated an earlier agreement with the bank's predecessor (the latter agreement, the "Prior Credit Agreement").

The Present Credit Agreement provides for: (i) a revolving credit loan and letter of credit facility of up to $20,000,000 ("Facility A") that may be used for general business purposes, including the payment of expenses and other costs associated with the consolidation of Kable's Subscription Fulfillment Services business in Florida; and (ii) a second revolving credit loan facility of up to $5,000,000 ("Facility D") that may be used exclusively for the payment of accounts payable under a distribution agreement with a customer of Kable's Distribution Services business. At the borrowers' option, up to $2,500,000 of the bank's lending commitment for Facility D may be transferred to Facility A. At April 30, 2009, $6,067,000 of Facility A loans and no Facility D loans were outstanding. Additionally, term borrowings of approximately $2,800,000 ("Facilities B and C") at April 30, 2009, bearing interest from 4.79% to 6.40% per annum, that were incurred for capital expenditures under the Prior Credit Agreement are now included in the borrowings under the Present Credit Agreement in addition to Facilities A and D. Under the Present Credit Agreement, the revolving credits mature on May 1, 2010 and the term borrowings are due in installments through that date, as was the case under the Prior Credit Agreement. The borrowers' obligations under the Present Credit Agreement are secured by substantially all of their assets other than (i) real property and (ii) any borrower's interest in the capital securities of any other borrower or any subsidiary of any borrower, as were the borrowers' obligations under the Prior Credit Agreement.

The revolving loans under the Present Credit Agreement bear interest at the borrowers' option at fluctuating rates that are either (i) a LIBOR-based rate (0.3% at July 14, 2009) plus 3.25%, or (ii) the bank's prime rate (3.25% at July 14, 2009) plus 1.75% (the rates under the Prior Credit Agreement were either (i) LIBOR-based plus a margin of 1.5% to 2.5% depending upon the funded debt to EBITDA ratio, or (ii) the bank's prime rate).

The Present Credit Agreement requires the borrowers to maintain certain financial ratios, which are changed in a number of respects from those contained in the Prior Credit Agreement. The Present Credit Agreement, as did the Prior Credit Agreement, also contains other customary covenants and restrictions, the most significant of which limit the ability of the borrowers to declare or pay dividends or make other distributions to the Company, limit the annual amount borrowers may incur for capital expenditures and other purposes and impose certain minimum EBITDA requirements on the borrowers.

At April 30, 2009, Other notes payable consisted of equipment financing loans with a weighted average interest rate of 5.75% and a mortgage note payable on a warehouse with an interest rate of 6.35%.

(9) ACQUISITIONS:

On November 7, 2008, the Company purchased, through a newly-formed subsidiary of Kable Media Services, Inc., certain assets of Service Parts Supply Corp. ("SPS"), a privately-held company engaged in the product repackaging and fulfillment industry located in Fairfield, Ohio. In a separate transaction, another Company subsidiary purchased a warehouse leased to SPS. These transactions are expected to provide benefits to many of the customers of the Company's product fulfillment subsidiary through the combination of that subsidiary's services with those to be provided with the purchased SPS assets. On the same date, another newly-formed subsidiary of Kable Media Services, Inc. purchased certain assets of Resource One Staffing, LLC, a provider of temporary staffing services that was majority-owned by the same individual who owned SPS. The purchase price of the assets purchased in the three transactions was approximately $3,075,000 and was financed from working capital and bank borrowings. The transactions have been accounted for as a business combination. The purchase price (including closing costs and excluding cash acquired) has been preliminarily applied as follows: Receivables - $1,565,000; Inventory - $118,000; Property, plant and equipment - $6,826,000; Mortgage note payable - $4,747,000, and Other liabilities - $687,000. The following unaudited pro forma financial information reflects the consolidated results of the Company as if the purchase of the assets had occurred as of May 1, 2007: Revenues of $151,417,000 in 2009 and $186,474,000 in 2008; Net income (loss) of ($45,628,000) in 2009 and $14,259,000 in 2008; and Earnings (loss) per share of ($7.61) in 2009 and $2.28 in 2008. These pro forma results are not necessarily an indication of what may be expected to occur in future periods.

In January 2007, the Company, through its Kable Media Services, Inc. subsidiary, completed the acquisition of 100% of the stock of Palm Coast Data Holdco, Inc., which, through its subsidiary, Palm Coast Data LLC, (collectively, "Palm Coast"), is a major provider of subscription fulfillment services for magazine publishers and others. The acquisition has complemented and added service capability to the Company's subscription fulfillment services business. The merger consideration was financed with existing cash and borrowings and totaled approximately $95,400,000. The transaction was accounted for as a purchase, and the results of operations of Palm Coast have been included in the consolidated financial statements since the date of acquisition.

The allocation of the purchase price of Palm Coast to net tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date, determined using valuations and other studies. The excess of the purchase price plus estimated fees and expenses related to the acquisition over the net tangible and identifiable intangible assets was allocated to goodwill. The purchase price allocation reflects a post-closing price adjustment of $195,000 during 2008 in accordance with FASB Statement No. 141, "Business Combinations" and was as follows (in thousands): Receivables - $10,082,000; Property, plant and equipment - $22,886,000; Deferred taxes, net - $2,075,000; Deferred order entry costs - $1,636,000; Customer contracts and relationships - $15,000,000; Other assets - $2,445,000; Goodwill - $48,948,000, and Accounts payable and accrued expenses - $7,631,000. The useful lives of the intangible assets acquired are as follows: deferred order entry costs – one year; customer contracts and relationships - twelve years; and goodwill - indefinite. The goodwill recognition of $48,948,000 was primarily related to the future earnings and cash flows of Palm Coast anticipated at the time of the purchase. Goodwill is reviewed at the reporting unit level for impairment annually or more frequently if indications of impairment exist under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 10).

(10) GOODWILL IMPAIRMENT

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a discounted cash flow ("DCF") analysis. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on the Company's most recent budgets and business plans for years beyond the current reporting period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In addition, when a DCF analysis is used as the primary method for determining fair value, the Company assesses the reasonableness of its determined fair values by reference to other fair value indicators where available, such as comparable company public trading values, research analyst estimates and values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

As a result of the goodwill impairment test performed as of April 30, 2009, the Company recorded a non-cash impairment charge related to the goodwill of its Subscription Fulfillment Services segment of $50,246,000. The deterioration of the economy during 2009, particularly with respect to the publishing industry that represents the Company's main customer base, has resulted in lower than expected full year 2009 operating results due to lower customer volumes and higher attrition than previously experienced. These operating results, along with near-term expectations that are in line with current business trends and significant uncertainty about when the economy will recover, caused significant changes to projected cash flows from prior expectations, which in turn resulted in the impairment charge.

In connection with the goodwill impairment charge, the Company recorded a deferred income tax benefit of $8,689,000 relating to $23,483,000 of tax deductible goodwill. The $26,763,000 of non-tax deductible goodwill created a permanent difference of $9,367,000 (see Note 12).

(11) BENEFIT PLANS:

Retirement plan

The Company has a retirement plan for which accumulated benefits were frozen and future service credits were curtailed as of March 1, 2004. Prior to that date it had covered substantially all full-time employees and provided benefits based upon a percentage of the employee's annual salary. The following tables summarize the balance sheet impact as well as the benefit obligations, assets, funded status and assumptions associated with the retirement plan.

Net periodic pension cost (benefit) for 2009, 2008 and 2007 was comprised of the following components:

	Year Ended April 30,		
	2009	2008	2007
		(Thousands)	
Interest cost on projected benefit obligation	$ 1,806	$ 1,736	$ 1,789
Expected return on assets	(2,077)	(2,310)	(2,224)
Plan expenses	253	146	180
Recognized net actuarial loss	291	164	325
Total cost (benefit) recognized in pretax income	273	(264)	70
Cost (benefit) recognized in pretax other comprehensive income	8,586	1,065	(2,017)
Net periodic pension cost (benefit)	$ 8,859	$ 801	$ (1,947)

The estimated net loss, transition obligation and prior service cost for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $1,160,000, $0 and $0, respectively.

Assumptions used in determining net periodic pension cost and the benefit obligations were:

	Year Ended April 30,		
	2009	2008	2007
Discount rate used to determine net periodic pension cost	6.42%	5.75%	5.75%
Discount rate used to determine pension benefit obligation	7.08%	6.42%	5.75%
Expected long-term rate of return on assets	8.0%	8.0%	8.0%

The following table sets forth changes in the plan's benefit obligations and assets, and summarizes components of amounts recognized in the Company's consolidated balance sheets:

	April 30,		
	2009	2008	2007
		(Thousands)	
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 29,270	$ 31,283	$ 32,159
Interest cost	1,806	1,736	1,789
Actuarial (gain) loss	(529)	(1,616)	(757)
Benefits paid	(2,300)	(2,133)	(1,908)
Benefit obligation at end of year	$ 28,247	$ 29,270	$ 31,283
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 27,225	$ 30,040	$ 28,925
Contributions	240	-	44
Actual return on plan assets	(7,393)	(507)	3,125
Benefits paid	(2,300)	(2,133)	(1,908)
Plan expenses	(190)	(175)	(146)
Fair value of plan assets at end of year	$ 17,582	$ 27,225	$ 30,040
Funded (underfunded) status:	$ (10,665)	$ (2,045)	$ (1,243)
Recognition of underfunded status:			
Accrued pension costs	$ (10,665)	$ (2,045)	$ (1,243)

The following table summarizes the amounts recorded in accumulated other comprehensive loss, which have not yet been recognized as a component of net periodic pension expense (in thousands):

	2009	2008	2007
Pre-tax accumulated comprehensive loss	$ 14,423	$ 5,836	$ 4,771

Due to the adoption of SFAS No. 158 as of April 30, 2007, the funded status of the plan is equal to the net liability recognized in the consolidated balance sheet. As a result of applying SFAS No. 158, there was minimal incremental effect on individual line items in the accompanying balance sheet, and no adjustments of retained earnings and accumulated comprehensive income (loss) were required.

The following table summarizes the changes in accumulated other comprehensive loss related to the plan for the years ended April 30, 2009 and 2008 (in thousands):

	Pension Benefits	
	Pre-tax	Net of Tax
Accumulated comprehensive loss, May 1, 2007	$ 4,771	$ 2,862
Net actuarial loss	1,229	762
Amortization of net loss	(164)	(102)
Accumulated comprehensive loss, April 30,2008	5,836	3,522
Net actuarial loss	8,877	5,504
Amortization of net loss	(290)	(180)
Accumulated comprehensive loss, April 30,2009	$ 14,423	$ 8,846

The average asset allocation for the retirement plan by asset category was as follows:

	April 30,	
	2009	2008
Equity securities	68%	74%
Fixed income securities	28	23
Other (principally cash and cash equivalents)	4	3
Total	100%	100%

The Company recorded other comprehensive income (loss), net of tax, of ($5,324,000) in 2009, ($660,000) in 2008 and $1,210,000 in 2007 to account for the net effect of changes to the unfunded pension liability.

The investment mix between equity securities and fixed income securities is based upon seeking to achieve a desired return by balancing more volatile equity securities and less volatile fixed income securities. Plan assets are invested in portfolios of diversified public-market equity and fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes and, in the case of fixed income securities, maturities and credit quality. The plan holds no securities of the Company.

The expected return on assets for the retirement plan is based on management's expectation of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan is invested, as well as current economic and market conditions.

The Company funds the retirement plan according to IRS funding requirements. The Company made contributions to the plan for 2009, 2008 and 2007 as follows: $240,000, none and $44,000. The Company expects to make a contribution of approximately $1,100,000 to the retirement plan in fiscal year 2010.

The amount of future annual benefit payments is expected to be between $2,200,000 and $2,500,000 in fiscal years 2010 through 2014, and an aggregate of approximately $11,800,000 is expected to be paid in the fiscal five-year period 2015 through 2019.

Savings and salary deferral plans

The Company has a Savings and Salary Deferral Plan, commonly referred to as a 401(k) plan, in which all full-time employees (other than Palm Coast employees) with more than one year of service are eligible to participate and contribute to through salary deductions. The Company may make discretionary matching contributions, subject to the approval of its Board of Directors. During the three years ending April 30, 2009, the Company matched 66.67% of eligible employee contributions not in excess of 6% of such employee compensation. Effective May 1, 2009, the Company suspended the matching contribution to the plan.

The Company also has a 401(k) plan in which originally all Palm Coast employees with more than six months of service were eligible to participate and contribute to through salary deductions. During the period from the acquisition of Palm Coast (see Note 9) through April 30, 2009, pursuant to a mandatory matching provision in the plan, the Company matched 50% of the employee contributions not in excess of 6% of eligible compensation. In April 2009, the Company amended the plan to require an employee to have one year of service to participate and to make the matching provision optional. Effective May 1, 2009, the Company suspended the matching contribution to the plan.

The Company's contributions to the plans totaled approximately $1,181,000, $1,263,000 and $981,000 in 2009, 2008 and 2007.

Directors' stock plan

During 2003, the Company adopted the AMREP Corporation 2002 Non-Employee Directors' Stock Plan and reserved 65,000 shares of common stock for issuance to non-employee directors. Under the plan, each non-employee director received 1,250 shares of stock on March 15 and September 15 of each year as partial payment for services rendered. The expense recorded based upon the fair market value of the stock at time of issuance under this plan was $339,000 in 2007 (7,500 shares issued in 2007). This plan was terminated in December 2006 and, as a result, no shares were issued or expense recorded in 2009 or 2008.

Equity compensation plan

The Company adopted the 2006 Equity Compensation Plan in September 2006 that provides for the issuance of up to 400,000 shares of common stock of the Company pursuant to options, grants or other awards made under the plan. As of April 30, 2009, the Company had not issued any options, grants or other awards under the plan.

Stock option plan

The Company had in effect a stock option plan that provided for the automatic issuance of an option to purchase 500 shares of common stock to each non-employee director annually at the fair market value at the date of grant. The options are exercisable in one year and expire five years after the date of grant. The Board of Directors terminated the plan following the annual grants that were made in September 2005. Options exercised resulted in the issuance of new shares of common stock.

A summary of activity in the Company's stock option plan is as follows:

	Year ended April 30,					
	2009		2008		2007	
	Number Of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	4,500	$ 20.28	4,500	$ 20.28	7,000	$ 18.56
Granted	-	-	-	-	-	-
Exercised	(1,000)	$ 15.19	-	-	(2,500)	$ 15.47
Expired or canceled	-	-	-	-	-	-
Options outstanding at end of year	3,500	$ 21.74	4,500	$ 20.28	4,500	$ 20.28

	Year Ended April 30,					
	2009		2008		2007	
	Number Of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Available for grant at end of year	-		-		-	
Options exercisable at end of year	3,500		4,500		4,500	
Range of exercise prices for options exercisable at end of year	$17.55 to $24.88		$15.19 to $24.88		$15.19 to $24.88	

Options outstanding at April 30, 2009 are presently exercisable and expire, in part in September 2009 with the balance expiring in September 2010. The weighted average remaining contractual lives of options outstanding at April 30, 2009, 2008 and 2007 were 1.0, 1.6 and 3.2 years.

There was no intrinsic value (the difference between the price of the underlying shares and the exercise price) of options exercisable at April 30, 2009. The total intrinsic value of options exercised during the years ended April 30, 2009 and 2007 was $39,000 and $122,000, determined as of the date of option exercise. There were no options exercised in 2008.

Stock options granted were issued with an exercise price at the fair market value of the Company's stock at the date of grant. Accordingly, no compensation expense was recognized with respect to the stock option plan in 2006. In addition, under SFAS No. 123(R) the compensation expense was not material to the results of operations for 2009, 2008 or 2007.

(12) INCOME TAXES:

The provision (benefit) for income taxes consists of the following:

	Year Ended April 30,		
	2009	2008	2007
		(Thousands)	
Current:			
Federal	$ (3,169)	$ 5,511	$ 18,228
State and local	305	(812)	1,540
	(2,864)	4,699	19,768
Deferred:			
Federal	(6,746)	2,777	2,940
State and local	(1,278)	309	328
	(8,024)	3,086	3,268
Total provision (benefit) for income taxes	$ (10,888)	$ 7,785	$ 23,036

The provision (benefit) for income taxes has been allocated as follows:

	Year Ended April 30,		
	2009	2008	2007
		(Thousands)	
Continuing operations	$ (10,888)	$ 7,819	$ 23,971
Discontinued operations	-	(34)	(935)
Total provision for income taxes	$ (10,888)	$ 7,785	$ 23,036

The components of the net deferred income tax liability are as follows:

	April 30, 2009	April 30, 2008
	(Thousands)	
Deferred income tax assets:		
State tax loss carryforwards	$ 3,956	$ 3,679
Accrued pension costs	3,719	785
Federal NOL carryforward	1,790	1,752
Vacation accrual	1,175	1,236
Intangibles and deductible goodwill	9,712	1,098
Other	(195)	(285)
Total deferred income tax assets	20,157	8,265
Deferred income tax liabilities:		
Real estate basis differences	(1,765)	(1,527)
Reserve for periodical returns	(1,883)	(2,210)
Depreciable assets	(5,772)	(2,532)
Deferred gains on investment assets	(5,869)	(7,019)
Capitalized costs for financial reporting purposes, expensed for tax	(3,525)	(4,670)
Total deferred income tax liabilities	(18,814)	(17,958)
Valuation allowance for realization of state tax loss carryforwards	(2,414)	(2,665)
Net deferred income tax liability	$ (1,071)	$ (12,358)

The following table reconciles taxes computed at the U.S. federal statutory income tax rate from continuing operations to the Company's actual tax provision:

	Year Ended April 30, 2009	2008	2007
		(Thousands)	
Computed tax provision at statutory rate	$ (19,013)	$ 7,554	$ 24,734
Increase (reduction) in tax resulting from:			
State income taxes, net of federal income tax effect	(631)	(325)	1,296
Real estate charitable land contribution	-	(481)	(1,419)
Adjustment for unrecognized tax benefits	(481)	1,160	-
Non-deductible goodwill impairment (see Note 10)	9,367	-	-
Other	(130)	(89)	(640)
Actual tax provision	$ (10,888)	$ 7,819	$ 23,971

A valuation allowance is provided when it is considered more likely than not that certain deferred tax assets will not be realized. The valuation allowance relates entirely to net operating loss carryforwards in states where the Company has no current operations. The current year reduction in the allowance relates to the expiration of certain carryforwards that had been previously fully reserved. The remaining net operating loss carryforwards will expire beginning in the fiscal year ending April 30, 2010 through April 30, 2030. The deferred tax asset of $3,956,000 related to the state net operating loss carryforwards expires in future fiscal years, as follows: 2012 - $32,000; 2013 - $175,000; 2014 - $111,000; 2015 - $369,000; 2016 - $324,000; and thereafter - $2,945,000.

The Company has a federal net operating loss carryforward of approximately $5,000,000 resulting from the purchase of Palm Coast, which will begin to expire in the fiscal year ending April 30, 2024. In addition, $23,483,000 of goodwill associated with the Palm Coast acquisition (see Note 9) is amortizable for tax purposes, and remains amortizable subsequent to the goodwill impairment charge (see Note 10).

As of May 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertain tax positions, prescribing a minimum recognition threshold a tax position is required to meet before being recognized, and providing guidance on the derecognition, measurement, classification and disclosure relating to income taxes. The adoption of FIN 48 did not have an impact on the Company's consolidated financial statements.

The Company is subject to U.S. federal income taxes, and also to various state, local and foreign income taxes. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is not currently under examination by any tax authorities with respect to its income tax returns. In nearly all jurisdictions, the tax years through the fiscal year ended April 30, 2005 are no longer subject to examination.

The following table summarizes the beginning and ending gross amount of unrecognized tax benefits (in thousands):

	2009	2008
Gross unrecognized tax benefits at beginning of year	$ 5,223	$ 4,289
Gross increases:		
Additions based on tax positions related to current year	64	54
Additions based on tax positions of prior years	589	880
Gross decreases:		
Reductions based on tax positions of prior years	(406)	-
Reductions based on the lapse of the applicable statute of limitations	(847)	-
Gross unrecognized tax benefits at end of year	$ 4,623	$ 5,223

The total amount of unrecognized tax benefits at April 30, 2009 and 2008 was $1,585,000 and $2,076,000 which, if recognized, would have an impact on the effective tax rate. The Company believes it is reasonably possible that the liability for unrecognized tax benefits will decrease by up to approximately $960,000 in the next twelve months due to the expiration of the statute of limitations.

The Company has elected to include interest and penalties in its income tax expense. The total amount of interest payable recognized in the accompanying consolidated balance sheets was $685,000 at April 30, 2009 and $717,000 at April 30, 2008. No amount has been accrued for penalties. In 2009, the Company recognized a net credit of $32,000 to its income tax provision related to interest, which resulted from the reduction of unrecognized tax benefits due to the expiration of the statute of limitations, offset in part by interest accrued for existing uncertain tax positions.

(13) SHAREHOLDERS' EQUITY:

The Company recorded other comprehensive income (loss) of ($5,324,000) in 2009, ($660,000) in 2008 and $1,210,000 in 2007 to account for the net effect of changes to the unfunded pension liability (see Note 11).

The Company from time to time reacquired its shares to be held as treasury stock as part of a stock repurchase program. During 2008, the Board of Directors authorized the repurchase of up to 1,000,000 shares. The Company reacquired 658,400 shares under this authorization, all in open market transactions, for a total purchase price, including commissions, of $21,363,000. There were no stock repurchases by the Company in 2009 or 2007.

(14) DISCONTINUED OPERATIONS:

Loss from discontinued operations of $57,000 and $1,591,000, net of tax, in 2008 and 2007 reflected the costs incurred in connection with the settlement of all litigation related to the Company's El Dorado, New Mexico former water utility subsidiary, which was taken through condemnation proceedings during fiscal year 2006.

(15) RESTRUCTURING AND FIRE RECOVERY COSTS:

In January 2008, the Company announced a project to consolidate its Subscription Fulfillment Services business operations from three locations in Colorado, Florida and Illinois into one existing location at Palm Coast, Florida, which is expected to streamline operations, improve service to clients and create cost efficiencies through reduced overhead costs and the elimination of operating redundancies. This project, which is now well underway, is expected to require capital expenditures in the range of $9,000,000 to $12,000,000. It is scheduled to be implemented over the next two years and may involve approximately $6,000,000 of non-recurring cash costs for severance, training and transition, facility closings and equipment relocation. The State of Florida and the City of Palm Coast have agreed to provide incentives for the project, including cash and employee training grants and tax relief, which could amount to as much as $8,000,000, largely contingent on existing job retention, new job creation and capital investment. Previously during 2008, the Company announced (i) one significant workforce reduction in its Subscription Fulfillment Services business that occurred in the third quarter and (ii) a plan to redistribute the work performed at the Marion, Ohio facility of its Subscription Fulfillment Services business and the scheduled closing of that facility and the consolidation of subscription fulfillment operations customer call centers, which was completed in 2009. During 2009, the Company recognized $293,000 of income for certain incentives related to the consolidation project, which are netted with costs of $1,501,000, principally for severance. As a result, the Company reported a net charge to operations of $1,121,000 related to the consolidation project in 2009 compared to a net charge of $1,159,000 for 2008, principally for severance and consulting costs. The items of income for incentives and costs related to the consolidation project are included in Restructuring and fire recovery costs in the Company's consolidated statements of operations and retained earnings.

In December 2007, a warehouse of approximately 38,000 square feet leased by a Kable subsidiary in Oregon, Illinois and its contents were totally destroyed by fire. The warehouse was used principally to store back issues of magazines published by certain customers for whom the Company filled back-issue orders as part of its services. The Company was required to provide insurance for that property of certain of those customers. Through June 30, 2009, the Company's insurance carrier had paid approximately $263,000 to customers for lost materials. The Company believes that the resolution of other pending or unasserted claims related to materials of certain publishers for whom it was required to provide insurance after taking into account the proceeds from its property insurance claims, will not have a material effect on its consolidated financial position, results of operations or cash flows.

The Company has filed a preliminary claim with its insurance provider for its property loss as a result of the fire and has been advanced $500,000 for replacement of such property. During 2009, the Company replaced a portion of the fixed assets lost in the warehouse fire and recorded a $347,000 gain resulting from the recognition of insurance proceeds, which is netted against costs related to the fire, principally for legal and other advisory costs that were not covered by insurance. As a result, the Company reported a net gain to operations of $71,000 for 2009. In 2008 the Company recorded a net charge to operations of $354,000 related to fire recovery costs. The item of income related to insurance proceeds and the fire recovery costs are included in Restructuring and fire recovery costs in the Company's consolidated statements of operations and retained earnings. In addition, the Company recorded $287,000 of other income in 2009 for a business interruption claim resulting from the fire.

(16) COMMITMENTS AND CONTINGENCIES:

Non-cancelable leases

The Company is obligated under long-term, non-cancelable leases for equipment and various real estate properties. Certain real estate leases provide that the Company will pay for taxes, maintenance and insurance costs and include renewal options. Rental expense for 2009, 2008 and 2007 was approximately $6,828,000, $9,087,000 and $8,295,000.

The total minimum rental commitments for fiscal years subsequent to April 30, 2009 of $21,074,000 are due as follows: 2010- $4,919,000; 2011 - $4,038,000; 2012 - $3,817,000; 2013 - $3,418,000; 2014 - $2,694,000; and thereafter - $2,188,000.

Lot exchanges

In connection with certain individual home site sales made prior to 1977 at Rio Rancho, New Mexico, if water, electric and telephone utilities have not reached the lot site when a purchaser is ready to build a home, the Company is obligated to exchange a lot in an area then serviced by such utilities for the lot of the purchaser, without cost to the purchaser. The Company has not incurred significant costs related to the exchange of lots.

(17) <u>LITIGATION:</u>

In June 2008, a lawsuit entitled *Haan, etc. v, Kable News Company, Inc., et al*, was filed in the Circuit Court of the Fifteenth Judicial Circuit, Ogle County, Illinois against the Company's Kable News Company, Inc. ("Kable News") subsidiary by an insurance company as subrogee of the owner of a warehouse building leased to the subsidiary that was destroyed in a fire in December 2007. The lawsuit also named as a defendant a temporary staffing company that provided the subsidiary with an employee who is alleged to have had a role in causing the fire. Plaintiff's claims specific to Kable News are based on allegations of negligence and willful and wanton misconduct. Plaintiff's complaint seeks damages in excess of $100,000. The Company's insurance carrier has undertaken Kable News' defense under a reservation of rights and provides coverage up to the policy limit, which may or may not be as much as the full amount of plaintiff's claimed damages, which is unknown at this time. A summary judgment motion brought by the temporary staffing company has been denied. The Company believes Kable News has good defenses to the claims and also has potential cross-claims against the other parties for their conduct in the matter, and Kable News is vigorously defending the lawsuit. However, the proceeding is at an early stage, and the Company is not in a position to predict its outcome.

In November 2008, a lawsuit entitled *Alpinist, et al v. Haan, et al* was filed in the Circuit Court of the Fifteenth Judicial Circuit, Ogle County, Illinois against Kable News by a magazine publisher and a number of insurance companies as the subrogees of other magazine publishers seeking damages for their property stored by Kable News in the warehouse referred to in the previous paragraph that was destroyed in the fire. The three defendants are the warehouse owner, Kable News and the temporary staffing company that is a defendant in the lawsuit described in the previous paragraph. Plaintiffs' claims specific to Kable News are based on allegations of negligence, breach of contract and willful and wanton misconduct. The complaint seeks damages in an amount in excess of $1,000,000. The Company believes that Kable News has good defenses to the claims and also has potential cross-claims against the other defendants for their conduct in the matter, and intends vigorously to defend the lawsuit. However, the proceeding is at an early stage, and the Company is not in a position to predict its outcome.

On February 9, 2009, a civil action was commenced in the United States District Court for the Southern District of New York entitled *Source Interlink Distribution, LLC, et al. v. American Media, Inc., et al.* Source Interlink Distribution, LLC ("Source") is a wholesaler of magazines and in the lawsuit it alleged that magazine publishers and distributors, including Kable Distribution Services, Inc. ("Kable Distribution"), which is a wholly-owned subsidiary of the Company, conspired to boycott Source to drive it out of business, and that other wholesalers participated in this effort. Source asserted claims under Section 1 of the Sherman Act (antitrust), for defamation and for tortious interference with its contracts with retailers. Damages were not quantified. In April 2009, Source and Kable Distribution agreed to settle the lawsuit with each of them denying any and all wrongdoing in connection with any claims and no payment being required of Kable Distribution. In connection with the settlement, a two-year agreement was entered into under which Kable Distribution will continue to supply magazines for Source's wholesale business. In accordance with the settlement agreement, on April 14, 2009, the lawsuit was discontinued against Kable Distribution, with prejudice.

On March 10, 2009, a civil action was commenced in the United States District Court for the Southern District of New York entitled *Anderson News, L.L.C., et al. v. American Media, Inc., et al.* Anderson News, L.L.C. was a wholesaler of magazines. It has alleged that magazine publishers and distributors, including Kable Distribution, conspired to boycott Anderson to drive it out of business, and that other wholesalers participated in this effort. It has asserted claims under Section 1 of the Sherman Act (antitrust), for defamation, for tortious interference with its contracts with retailers, and for civil conspiracy. Damages have not been quantified, but would presumably be alleged to be substantial. Anderson has alleged that the distributor and publisher defendants acted in concert to cut off Anderson from its supply of magazines to enable them to gain control of the single-copy magazine distribution channel. The Company believes that Kable Distribution has good defenses to the claims and intends vigorously to defend the lawsuit. However, the lawsuit is at an early stage, and the Company is not in a position to predict its outcome.

The Company and its subsidiaries are involved in various other claims and legal actions incident to their operations which, in the opinion of management based in part upon advice of counsel, will not materially affect the consolidated financial position, liquidity or results of operations of the Company and its subsidiaries.

(18) SUBSEQUENT EVENTS:

On June 9, 2009, the Company's Subscription Fulfillment Services operations received $3,000,000 pursuant to an agreement with the State of Florida as part of certain incentives made available to the Company with the announced project to consolidate its magazine subscription, membership and direct mail fulfillment services locations into one location at Palm Coast, Florida (see Note 15). These funds will be used to further the consolidation project primarily by funding anticipated capital expenditures.

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying amounts of cash and cash equivalents, media services trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. Debt that bears variable interest rates indexed to prime or LIBOR also approximates fair value as it reprices when market interest rates change. The estimated fair value of the Company's long-term, fixed-rate mortgage receivables was $2,916,000 and $11,878,000 versus carrying amounts of $3,176,000 and $12,660,000 at April 30, 2009 and 2008. The estimated fair value of the Company's long-term, fixed-rate notes payable was $8,524,000 and $2,358,000 versus carrying amounts of $7,869,000 and $2,311,000 at April 30, 2009 and 2008.

(20) INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRY SEGMENTS:

The Company has identified four reportable segments in which it currently has business operations. Real Estate operations primarily include land sales activities, which involve the obtaining of approvals and development of large tracts of land for sales to homebuilders, commercial users and others, as well as investments in commercial and investment properties. The Company's Media Services business has three identified segments: (i) Subscription Fulfillment Services, (ii) Newsstand Distribution Services and (iii) Product Fulfillment Services and Other. Subscription Fulfillment Services operations involve the performance of subscription fulfillment and other related activities on behalf of various publishers and other clients. Newsstand Distribution Services operations involve the national and, to a small degree, international distribution and sale of periodicals to wholesalers. Product Fulfillment Services and Other involve the performance of product fulfillment, packaging and temporary staffing activities. Certain common expenses as well as identifiable assets are allocated among industry segments based upon management's estimate of each segment's absorption. Corporate and Other revenues and expenses not identifiable with a specific segment are shown as a separate segment in this presentation.

As a result of the purchase of assets of certain businesses in November 2008 (see Note 9), the Company reclassified for 2009, 2008 and 2007 certain revenues, expenses and capital expenditures previously reported as part of its Subscription Fulfillment Services segment and has reported them with revenues, expenses and capital expenditures of those businesses since the date of purchase as a separate segment, "Product Fulfillment Services and Other".

The accounting policies of the segments are the same as those described in Note 1. Summarized data relative to the industry segments in which the Company has continuing operations is as follows (amounts in thousands):

	Real Estate Operations	Subscription Fulfillment Services	Newsstand Distribution Services	Product Fulfillment Services and Other	Corporate and Other	Consolidated
Year ended April 30, 2009 (a):						
Revenues	$ 9,621	$ 115,964	$ 12,400	$ 7,842	$ 74	$ 145,901
Income (loss) from continuing operations	2,565	(43,839)	(3,510)	304	1,014	(43,466)
Provision (benefit) for income taxes from continuing operations	465	(10,490)	(1,786)	223	700	(10,888)
Interest expense (income), net (b)	73	2,855	(1,050)	31	(1,194)	715
Depreciation and amortization	39	9,423	564	56	77	10,159
Goodwill impairment	-	50,246	-	-	-	50,246
EBITDA (c)	$ 3,142	$ 8,195	$ (5,782)	$ 614	$ 597	$ 6,766
Goodwill	$ -	$ -	$ 3,893	$ -	$ -	$ 3,893
Total assets	$ 97,970	$ 56,111	$ 55,918	$ 4,618	$ 13,035	$ 227,652
Capital expenditures	$ 3,114	$ 1,698	$ 10	$ 326	$ 64	$ 5,212
Year ended April 30, 2008 (a):						
Revenues	$ 33,073	$ 122,521	$ 12,916	$ 3,259	$ 292	$ 172,061
Income (loss) from continuing operations	12,187	(1,554)	1,293	141	1,695	13,762
Provision (benefit) for income taxes from continuing operations	6,932	(830)	812	75	830	7,819
Interest expense (income), net (b)	-	5,041	(1,571)	-	(2,458)	1,012
Depreciation and amortization	135	9,434	872	77	6	10,524
EBITDA (c)	$ 19,254	$ 12,091	$ 1,406	$ 293	$ 73	$ 33,117
Goodwill	$ -	$ 50,246	$ 3,893	$ -	$ -	$ 54,139
Total assets	$ 94,610	$ 135,335	$ 51,297	$ -	$ 3,709	$ 284,951
Capital expenditures	$ 1,312	$ 4,888	$ 174	$ -	$ 3	$ 6,377
Year ended April 30, 2007 (a):						
Revenues	$ 102,848	$ 83,011	$ 14,384	$ 3,110	$ 1,486	$ 204,839
Income from continuing operations	43,190	49	2,009	105	1,344	46,697
Provision (benefit) for income taxes from continuing operations	22,688	44	1,226	94	(81)	23,971
Interest expense (income), net (b)	-	2,202	(716)	-	(784)	702
Depreciation and amortization	201	6,001	953	159	5	7,319
EBITDA (c)	$ 66,079	$ 8,296	$ 3,472	$ 358	$ 484	$ 78,689
Goodwill	$ -	$ 50,441	$ 3,893	$ -	$ -	$ 54,334
Total assets	$ 88,756	$ 142,563	$ 39,214	$ -	$ 22,126	$ 292,659
Capital expenditures	$ 2,871	$ 1,779	$ -	$ -	$ 17	$ 4,667

(a) Segment information reported above does not include net income (loss) from discontinued operations of $0, ($57,000) and ($1,591,000) in 2009, 2008 and 2007.

(b) Interest expense, net includes inter-segment interest income that is eliminated in consolidation.

(c) The Company uses EBITDA (defined for this purpose as income from continuing operations before interest expense, net, income taxes, depreciation, amortization and goodwill impairment) in addition to income as key measures of profit or loss for segment performance and evaluation purposes.

(21) SELECTED QUARTERLY FINANCIAL DATA (Unaudited):

	(In thousands of dollars, except per share amounts) Quarter Ended			
Year ended April 30, 2009:	July 31, 2008	October 31, 2008	January 31, 2009	April 30, 2009 (b)
Revenues	$ 35,570	$ 40,290	$ 35,720	$ 34,321
Gross profit	4,201	9,443	4,131	(3,893)
Net income (loss)	$ 71	$ 2,895	$ (100)	$ (46,332)
Earnings (loss) per share – basic and diluted (a)	$ .01	$ .48	$ (.02)	$ (7.73)

Year ended April 30, 2008:	July 31, 2007	October 31, 2007	January 31, 2008	April 30, 2008
Revenues	$ 51,359	$ 42,090	$ 43,435	$ 35,177
Gross profit	15,057	9,829	10,529	4,893
Income from continuing operations	6,320	3,467	3,446	529
Loss from operations of discontinued business, net of taxes	(57)	-	-	-
Net income	$ 6,263	$ 3,467	$ 3,446	$ 529
Earnings (loss) per share – basic and diluted (a):				
Continuing operations	$ .95	$ .55	$ .57	$ .09
Discontinued operations	(.01)	-	-	-
Total	$ .94	$ .55	$ .57	$ .09

(a) The sum of the quarters does not equal the full year earnings per share due to rounding in 2009 and changes in outstanding shares during 2008.
(b) Includes a pre-tax charge of $50,246,000 related to the impairment of goodwill (after tax $41,557,000, or $6.93 per share), see Note 10.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief financial officer and the other executive officers whose certifications accompany this annual report, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. As a result of such evaluation, the chief financial officer and such other executive officers have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including the Company's principal executive and principal financial officers or persons performing such functions, as appropriate, to allow timely decisions regarding disclosure. The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to Management's Annual Report on Internal Control Over Financial Reporting, included in Part II, "Item 8. Financial Statements and Supplementary Data" of this report. The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to Report of Independent Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, "Item 8. Financial Statements and Supplementary Data" of this report.

No change in the Company's system of internal control over financial reporting occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the headings "Election of Directors", "The Board of Directors and its Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission (the "2009 Proxy Statement") is incorporated herein by reference. In addition, information concerning the Company's executive officers is included in Part I above under the caption "Executive Officers of the Registrant".

Item 11. Executive Compensation

The information set forth under the headings "Compensation of Executive Officers" and "Compensation of Directors" and the subheadings "Report of the Compensation and Human Resources Committee" and "Compensation Committee Interlocks and Insider Participation" in the 2009 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the headings "Common Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2009 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the headings "The Board of Directors and its Committees" and "Certain Transactions" and the subheading "Compensation Committee Interlocks and Insider Participation" in the 2009 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the subheadings "Audit Fees" and "Pre-Approval Policies and Procedures" in the 2009 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements. The following consolidated financial statements and supplementary financial information are filed as part of this report:

AMREP Corporation and Subsidiaries:

- Management's Annual Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting dated July 14, 2009 – McGladrey & Pullen, LLP
- Report of Independent Registered Public Accounting Firm dated July 14, 2009 – McGladrey & Pullen, LLP
- Consolidated Balance Sheets - April 30, 2009 and 2008
- Consolidated Statements of Operations for the Three Years Ended April 30, 2009
- Consolidated Statements of Shareholders' Equity for the Three Years Ended April 30, 2009
- Consolidated Statements of Cash Flows for the Three Years Ended April 30, 2009
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules. The following financial statement schedule is filed as part of this report:

AMREP Corporation and Subsidiaries:

- Schedule II - Valuation and Qualifying Accounts

Financial statement schedules not included in this annual report on Form 10-K have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits.

The exhibits filed in this report are listed in the Exhibit Index.

(b) Exhibits. See (a)3 above.

(c) Financial Statement Schedules. See (a)2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMREP CORPORATION
(Registrant)

Dated: July 14, 2009

By /s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief Financial Officer
Principal Financial Officer
and Principal Accounting Officer*
Dated: July 14, 2009

/s/ Albert V. Russo
Albert V. Russo
Director
Dated: July 14, 2009

/s/ Edward B. Cloues, II
Edward B. Cloues, II
Director
Dated: July 14, 2009

/s/ Samuel N. Seidman
Samuel N. Seidman
Director
Dated: July 14, 2009

/s/ Lonnie A. Coombs
Lonnie A. Coombs
Director
Dated: July 14, 2009

/s/ James Wall
James Wall
Director*
Dated: July 14, 2009

____
Nicholas G. Karabots
Director
Dated: July __, 2009

/s/ Jonathan B. Weller
Jonathan B. Weller
Director
Dated: July 14, 2009

/s/ Michael P. Duloc
Michael P. Duloc
President, Kable Media Services, Inc.*
Dated: July 14, 2009

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The Registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

AMREP CORPORATION AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(Thousands)

Description	Balance at Beginning of Period	Additions: Charges (Credits) to Costs and Expenses	Additions: Charged (Credited) to Other Accounts	Deductions	Balance at End of Period
FOR THE YEAR ENDED APRIL 30, 2009:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 112	$ -	$ -	$ 22	$ 90
Allowance for estimated returns and doubtful accounts (included in receivables - media services operations on the consolidated balance sheet)	$ 56,585	$ (264)	$ -	$ 184	$ 56,137
FOR THE YEAR ENDED APRIL 30, 2008:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 48	$ 64	$ -	$ -	$ 112
Allowance for estimated returns and doubtful accounts (included in receivables - media services operations on the consolidated balance sheet)	$ 53,606	$ 3,521	$ -	$ 542	$ 56,585
FOR THE YEAR ENDED APRIL 30, 2007:					
Allowance for doubtful accounts (included in receivables - real estate operations on the consolidated balance sheet)	$ 96	$ -	$ -	$ 48	$ 48
Allowance for estimated returns and doubtful accounts (included in receivables – media services operations on the consolidated balance sheet)	$ 55,606	$ (1,447)	$ -	$ 553	$ 53,606

Note: Charges (credits) recorded in magazine circulation operations include a reserve for the estimate of magazine returns from wholesalers, which are substantially offset by offsetting credits related to the return of these magazines to publishers.

EXHIBIT INDEX

NUMBER	ITEM
2.1	Agreement and Plan of Merger by and among AMREP Corporation, Kable Media Services, Inc., Glen Garry Acquisition, Inc., Palm Coast Data Holdco, Inc., Palm Coast Data LLC and the Sellers set forth on the signature page thereto, dated as of November 7, 2006 - Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed January 19, 2007.
3.1	Certificate of Incorporatiŏn, as amended - Incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form S-3 filed March 21, 2007.
3.2	By-Laws, as amended- Incorporated by reference to Exhibit 3(b) to Registrant's Quarterly Report on Form 10-Q filed December 14, 2006.
4.1	Second Amended and Restated Loan and Security Agreement dated as of January 16, 2007 among Kable Media Services, Inc., Kable News Company, Inc., Kable Distribution Services, Inc., Kable News Export, Ltd., Kable News International, Inc., Kable Fulfillment Services, Inc., Kable Fulfillment Services of Ohio, Inc., Palm Coast Data Holdco, Inc. and Palm Coast Data LLC and LaSalle Bank National Association - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed January 19, 2007.
4.2	First Modification to Loan Documents dated as of January 18, 2008, modifying the Second Amended and Restated Loan and Security Agreement dated as of January 16, 2007 among Kable News Company, Inc., Kable Distribution Services, Inc., Kable News Export, Ltd., Kable News International, Inc., Kable Fulfillment Services, Inc., Kable Fulfillment Services of Ohio, Inc., Palm Coast Data Holdco, Inc. and Palm Coast Data LLC, and LaSalle Bank National Association and related loan documents - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed February 5, 2008.
4.3	Second Modification to Loan Documents dated effective as of October 1, 2008, modifying the Second Amended and Restated Loan and Security Agreement dated as of January 16, 2007 among Kable News Company, Inc., Kable Distribution Services, Inc., Kable News Export, Ltd., Kable News International, Inc., Kable Fulfillment Services, Inc., Kable Fulfillment Services of Ohio, Inc., Palm Coast Data Holdco, Inc. and Palm Coast Data LLC, and LaSalle Bank National Association and related loan documents as the same were amended by the First Modification to Loan Documents - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed November 13, 2008.
4.4	Third Modification to Loan Documents dated effective as of April 27, 2009, modifying the Second Amended and Restated Loan and Security Agreement dated as of January 16, 2007 among Kable News Company, Inc., Kable Distribution Services, Inc., Kable News Export, Ltd., Kable News International, Inc., Kable Fulfillment Services, Inc., Kable Fulfillment Services of Ohio, Inc., Palm Coast Data Holdco, Inc. and Palm Coast Data LLC, and LaSalle Bank National Association and related loan documents as the same were amended by the First Modification to Loan Documents and the Second Modification to Loan Documents – Filed herewith.
4.5	Loan Agreement dated January 8, 2007 between AMREP Southwest Inc. and Compass Bank - Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed January 12, 2007.
4.6	$25,000,000 Promissory Note (Revolving Line of Credit) dated September 18, 2006 of AMREP Southwest Inc. payable to the order of Compass Bank - Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 21, 2006.
10.1	Non-Employee Directors Option Plan, as amended - Incorporated by reference to Exhibit 10(i) to Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1997.*
10.2	Amended and Restated Distribution Agreement dated as of April 30, 2006 between Kappa Publishing Group, Inc. and Kable Distribution Services, Inc. - Incorporated by reference to Exhibit 10(d) to Registrant's Annual Report on Form 10-K filed July 27, 2006.**
10.3	Amended and Restated Distribution Agreement dated as of July 1, 2008 between Kappa Publishing Group, Inc. and Kable Distribution Services, Inc. – Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed March 12, 2009.**
10.4	2006 Equity Compensation Plan – Incorporated by reference to Appendix B to the Registrant's Proxy Statement for its 2006 Annual Meeting of Shareholders forming a part of Registrant's Definitive Schedule 14A filed August 14, 2006.*

21	Subsidiaries of Registrant – Filed herewith.
23	Consent of McGladrey & Pullen, LLP - Filed herewith.
31.1	Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934 - Filed herewith.
31.2	Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934 - Filed herewith.
31.3	Certification required by Rule 13a - 14 (a) under the Securities Exchange Act of 1934 - Filed herewith.
32.1	Certification required by Rule 13a - 14 (b) under the Securities Exchange Act of 1934 - Filed herewith.

---

* Management contract or compensatory plan or arrangement in which directors or officers participate.

** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934.

Exhibit 31.1

CERTIFICATION*

I, Peter M. Pizza, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 14, 2009

/s/ Peter M. Pizza
Peter M. Pizza
Vice President and Chief Financial Officer

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 31.2

CERTIFICATION*

I, James Wall, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 14, 2009

/s/ James Wall
James Wall
Principal Executive Officer of ASW

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 31.3

CERTIFICATION*

I, Michael P. Duloc, certify that:

1. I have reviewed this annual report on Form 10-K of AMREP Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: July 14, 2009

/s/ Michael P. Duloc
Michael P. Duloc
Principal Executive Officer of Kable

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AMREP Corporation (the "Company") on Form 10-K for the period ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter M. Pizza
Peter M. Pizza*
Date: July 14, 2009

/s/ James Wall
James Wall*
Date: July 14, 2009

/s/ Michael P. Duloc
Michael P. Duloc*
Date: July 14, 2009

---

*The Registrant is a holding company that does substantially all of its business through two indirect wholly-owned subsidiaries (and their subsidiaries). Those indirect wholly-owned subsidiaries are AMREP Southwest Inc. ("ASW") and Kable Media Services, Inc. ("Kable"). James Wall is the principal executive officer of ASW, and Michael P. Duloc is the principal executive officer of Kable. The registrant has no chief executive officer. Its executive officers include James Wall, Senior Vice President and Peter M. Pizza, Vice President and Chief Financial Officer, and Michael P. Duloc, who may be deemed an executive officer by reason of his position with Kable.